WELLS FARGO

The Next Stage®



Last year, we called for a new set of financial performance measures—to reflect more accurately how financial services companies like ours create value for customers and stockholders. We believe this new set of measures is more suited to the faster growing, dynamic, diversified, knowledge-based financial services industry than to the stagnant, old banking segment. The more precisely that service companies can measure the value they create, the more accurately the marketplace can measure the value of their stock. Our proposal prompted such significant interest and discussion that we've expanded on it in our report to you this year.

Wells Fargo & Company Annual Report 2004

Which measures really matter?

Wells Fargo & Company (NYSE: WFC) is a diversified financial services company providing banking, insurance, investments, mortgage loans and consumer finance. Our corporate headquarters is in San Francisco, but we're decentralized so all Wells Fargo "convenience points" — including stores, regional commercial banking centers, ATMs, *Wells Fargo Phone Bank*℠ centers, internet — are headquarters for satisfying all our customers' financial needs and helping them succeed financially.

"Aaa" Wells Fargo Bank, N.A. is the only U.S. bank to receive the highest possible credit rating from Moody's Investors Service.

Assets: $428 billion

Rank in size among U.S. peers: 5th

Market value of stock: $105 billion

Rank by market cap among U.S. peers: 4th

Team members: 150,000 (one of U.S.'s 40 largest private employers)

Customers: 23 million

Stores: 6,046

***Fortune* 500 rank (profit):** 17

Our Businesses



- Community Banking 33%
- Investments & Insurance 15%
- Home Mortgage/Home Equity ...20%
- Specialized Lending 14%
- Wholesale Banking 7%
- Consumer Finance 7%
- Commercial Real Estate 4%

Earnings based on historical averages and near future year expectations



Banking, insurance, investments, mortgage loans, and consumer finance — we span North America and beyond.

- #1, #2 or #3 in deposit market share in 17 of our 23 banking states; #2 nationally (6/30/04)
- #1 retail mortgage originator, #2 mortgage servicer*
- #1 in mortgages to low-to-moderate income home buyers
- #1 home equity lender,
- #1 (and first) internet bank,
- #1 small business lender,
- #1 insurance broker owned by bank-holding company (world's 5th largest insurance brokerage)
- #1 agricultural lender (banks)
- #1 financial services provider to middle-market businesses in our territory,
- #2 debit card issuer,
- #3 bank auto lender,
- #4 ATM network,
- One of USA's leading commercial real estate lenders among banks,
- One of North America's premier consumer finance companies.

*Inside Mortgage Finance

To Our Owners,

Another exceptional year by a truly exceptional team!

Once again, our team's performance continues to be among the very best, *not just in financial services but in* any industry:

- Solid market share growth across our more than 80 businesses,
- Double-digit earnings per share growth,
- Double-digit loan growth,
- Double-digit growth in retail core deposits,
- Record sales of more than one million core banking products every month,
- Improved productivity,
- Strong credit quality.

All in all, significant progress toward achieving our vision of satisfying all our customers' financial needs and helping them succeed financially.



Dick Kovacevich
Chairman and CEO
San Francisco, California
Team member since: 1986

Among our 2004 achievements:

- Diluted earnings per share — a record $4.09, up 12 percent.
- Net income — a record $7.0 billion, up 13 percent.
- Return on equity — 19.6 percent; return on assets 1.71 percent.
- Revenue growth of six percent — the single-most important measure of success in our industry — up 11 percent excluding Wells Fargo Home Mortgage (which had exceptional revenue in 2003 due to the refinance boom).
- Every month, through needs-based selling, we sold more than one million retail banking products, a company record.
- Cross-sell reached a record high of 4.6 products per consumer household (up from about three at the time of the Norwest-Wells Fargo merger six years ago) and 5.3 products per Wholesale Banking customer.
- Consumer households with eight products or more — our long-term goal — reached 14 percent of our total banking households; 38 percent of our consumers have five products or more.
- Retention improved by six percent for high-value checking account customers.
- Customer service levels and teller-line wait times improved but still are not at the levels we want them to be.
- One of every three of our new checking account customers now has a *Wells Fargo Packs*SM — a checking account and at least three other products such as a debit card, credit card, savings account, home equity loan, or online banking.
- Nonperforming assets and net charge-offs, as a percent of loans, declined from .66 percent and .81 percent in 2003 to .55 percent and .62 percent in 2004.
- Record net income for Wholesale Banking for the sixth consecutive year — #1 in market share for middle market commercial customers in the western U.S.[1]
- Wells Fargo Financial, our consumer finance company, continued its rapid growth, increasing average receivables 45 percent with profit of more than a half billion dollars for the first time in its 106-year history.
- We originated $298 billion in mortgages and continued to be the nation's #1 retail mortgage originator. Our owned mortgage servicing portfolio, which helps provide a "natural hedge" when interest rates rise and mortgage originations decline, rose 13 percent to $805 billion.
- #1 nationally in home equity loan market share for the fourth consecutive year, our portfolio rose 42 percent from last year to $52 billion. Home equity lines and loans remain the consumer credit "product of choice." Credit quality continued to be very solid.
- More than half our households and almost two-thirds of our corporate customers now bank with us actively online — more than a third of those households using Bill Pay and presentment; *Global Finance* ranks us the world's best consumer internet bank and Watchfire GomezPro ranks us the best U.S. internet bank.
- Through joint ventures with Grupo Banorte, HSBC Mexico and BBVA Bancomer, we now have the largest network of banking stores and ATMs for remitting funds to Mexico of any U.S. financial services company.
- Being the first financial services company in the nation to seize the opportunity, we surpassed the half million mark in the number of accounts opened for Mexican nationals using the *Matricula Consular* card as a form of identification. This helps Mexican nationals move from the risky cash economy into secure, reliable financial services so they can succeed financially. At year-end 2004, we were opening an average of 22,000 new accounts a month through this process, a seven-fold increase over the past three years.
- Our stock reached a record high close of $63.25 on December 13, 2004.
- Our dividend payout over the past year of more than $3 billion ranked as the fourth highest in the U.S. among all public companies.[2]
- Our total market capitalization at year-end was $105 billion (versus less than $1 billion 20 years ago).
- Our bank remains the only "Aaa" rated bank in the United States with the highest possible credit rating from Moody's Investors Service.
- In recognition of our team's outstanding performance and their key role in achieving these great results, we committed to a special, one-time contribution in shares of Wells Fargo common stock of one percent of their pay to the 401(k) account for every eligible team member (up to maximum of $750), for a total of $44 million.

1 Independent research firm, cumulative market share of lead banking relationships across Wells Fargo's 23 banking states
2 Cato Institute


12%
-2
21
12
21
11
23
13
5 years
10 years
15 years
20 years

Total Compound Annual Stockholder Return *percent increase*
Includes reinvested dividends
WFC *S&P 500®*

Double-Digit Total Compound Annual Return—for 20 Years

"Wells Fargo has achieved annual double-digit increases in revenue, earnings per share and total stockholder return not just over the past five years but also over the past ten, 15 and 20 years...In fact our total annual stockholder return has been about 10 percentage points above the S&P 500 through all of these time spans."



Gabe Guerra
Wells Fargo Auto Finance
Victoria, Texas
Team member since: 2000

Our Performance

Double-digit growth in net income, earnings per share, dividends per common share, loans and retail core deposits.

($ in millions, except per share amounts)	2004	2003	% Change 2004/2003
FOR THE YEAR			
Net income	$ 7,014	$ 6,202	13%
Diluted earnings per common share	4.09	3.65	12
Profitability ratios			
Net income to average total assets (ROA)	1.71%	1.64%	4
Net income applicable to common stock to average common stockholders' equity (ROE)	19.56	19.36	1
Efficiency ratio (1)	58.5	60.6	(3)
Total revenue	$ 30,059	$ 28,389	6
Dividends declared per common share	1.86	1.50	24
Average common shares outstanding	1,692.2	1,681.1	1
Diluted average common shares outstanding	1,713.4	1,697.5	1
Average loans	$269,570	$213,132	26
Average assets	410,579	377,613	9
Average core deposits (2)	223,359	207,046	8
Average retail core deposits (3)	183,716	165,881	11
Net interest margin	4.89%	5.08%	(4)
AT YEAR END			
Securities available for sale	$ 33,717	$ 32,953	2
Loans	287,586	253,073	14
Allowance for loan losses	3,762	3,891	(3)
Goodwill	10,681	10,371	3
Assets	427,849	387,798	10
Core deposits	229,703	211,271	9
Stockholders' equity	37,866	34,469	10
Tier 1 capital	29,060	25,704	13
Total capital	41,706	37,267	12
Capital ratios			
Stockholders' equity to assets	8.85%	8.89%	—
Risk-based capital			
Tier 1 capital	8.41	8.42	—
Total capital	12.07	12.21	(1)
Tier 1 leverage	7.08	6.93	2
Book value per common share	$ 22.36	$ 20.31	10
Team members (active, full-time equivalent)	145,500	140,000	4

(1) The efficiency ratio is defined as noninterest expense divided by total revenue (net interest income and noninterest income).
(2) Core deposits consist of noninterest-bearing deposits, interest-bearing checking, savings certificates and market rate and other savings.
(3) Retail core deposits consist of total core deposits excluding Wholesale Banking core deposits and mortgage escrow deposits.


12%
12
11
14
5 years
10
15
20

Double-Digit Earnings Per Share Growth
compound annual growth rate


10%
13
12
13
5 years
10
15
20

Double-Digit Revenue Growth
compound annual growth rate

Two Decades of Consistent Double-Digit Growth

We're very proud of our performance. However, achieving such results over one, two or even five years — as many outstanding companies have done — isn't really that unique. What's really unusual is to achieve consistent performance over long periods — through many different economic cycles — expansions, recessions, recoveries, bubbles, high interest rates, low interest rates, low unemployment, high unemployment. Wells Fargo has achieved double-digit increases in revenue, earnings per share and total stockholder return not just over the past five years but over the past ten, 15 and 20 years. Now that's consistent performance! Now that's impressive!

The past 20 years our compound annual growth in revenue has been 13 percent. Our compound annual growth in diluted earnings per share has been 14 percent. Our compound annual growth in total stockholder return has been 23 percent compared with 13 percent for the S&P 500. In fact, our total annual stockholder return, including reinvested dividends, has been about 10 percentage points above the S&P 500 through all of these time spans. Now that's impressive! How do we do it? It's no secret. We do it because we have the best people — talented, dedicated, innovative team members who care about each other, care about their customers, and care about their communities. We do it with a strong culture and a consistent vision that's been in place for almost 20 years — a vision and strong values that do not shift with the wind, the latest industry fad or the whims of Wall Street. We do it by investing in our businesses, investing in our people, distribution networks and technology. We do it with a conservative, disciplined operating philosophy built on prudent risk/reward metrics.

The Value of Diversified Financial Services

Another reason for our outstanding performance year after year for almost two decades — regardless of the economic cycle — is our time-tested business model. We're diversified across virtually all of financial services, not just banking. We offer our customers — individuals and businesses — virtually every product they need at every stage of their life cycle. We're customer-centric not product-centric. We offer our customers a broad product line across a wide geography through every channel — stores, ATMs, phone and internet — when, where and how our customers want to be served. It's their choice. This diversity of revenue sources is good for all our stakeholders. Our customers can get a better deal, more value and greater convenience when they give us more of their business. Our company can earn more profit because we generate more revenue through our large, fixed-cost distribution network. Our risk is lower because it's diversified, not concentrated. You, our owners, can benefit from a higher return on your investment when we achieve consistent double-digit earnings. Our team members can achieve their full potential with lots of career opportunities and share in the success as almost all are stockholders.

We operate more than 80 businesses. I'm often asked, why do we have so many? Why aren't we more focused? My response always is: the only way to manage through the inevitable "cyclical risk" of each segment of our industry is not only to underwrite superbly but to diversify our revenue stream across all industry segments. With our diversified

continued on page 9

Our 10 Strategic Initiatives guide us toward our vision and help us achieve double-digit revenue and earnings growth. Here's a brief progress report on each:

1. Investments, Brokerage, Trust, Private Banking, Insurance

Fifteen percent of our banking earnings came from investments, brokerage, trust, private banking and insurance — it's still not good enough. We want to increase that percentage to at least 25 percent. Less than five percent of our 10 million banking households have relationships with our brokerage business. Less than two percent buy insurance through us.

Progress:

- Acquired $29 billion in assets under management from Strong Financial, making us one of the nation's top 20 mutual fund companies. Our combined team now can offer our 11 million banking households a broader, deeper array of funds through new distribution channels.
- 1,000+ bankers (up 120 percent in 2004) licensed to sell investment products such as mutual funds.
- The number of our private bankers has grown to more than 600 the last five years (up 400 percent).
- New assets attracted through *WellsTrade*®, our online brokerage channel, have grown at a compound rate of 21 percent the past two years.

2. "Going for Gr-Eight"

Our average banking household has 4.6 products with us (about double the industry average). Our average commercial/corporate customer has 5.3. But both purchase about 16 financial products from someone. We want our consumer and business customers to have at least eight products with us.

Progress:

- Added 10,000 sales people in banking, mortgage and consumer finance businesses past three years.
- Increased training, partnering among team members to better identify opportunities to satisfy more of customers' financial needs.

3. Doing It Right for the Customer

Our product is service and our value-added is financial advice. We want to be advocates for our customers, put them at the center of everything we do and give them such outstanding service and advice that they will give us all their business, honor us with repeat purchases and rave about us to their family, friends and business associates.

Progress:

- With just one request through any of our stores or *Wells Fargo Phone Bank*, our customers now can change their address for 23 products — including savings, checking, debit cards, credit cards, Bill Pay, mortgage, home equity, brokerage and insurance.
- *Wells Fargo Phone Bank* now services customer accounts from a single source using web-based technology, reducing human error, speeding service.

4. Banking with a Mortgage and a Home Equity Loan

We want all our mortgage customers in our 23 banking states to bank with us. We also want all our banking customers — who need a mortgage or a home equity loan — to get it through Wells Fargo. Only 20.5 percent of our banking customers who own a home have their mortgage with Wells Fargo (five years ago: 10.8 percent). Only 21.3 percent have a home equity loan with us (five years ago: 11 percent). Forty-three percent of our mortgage customers who bank with us also have a home equity loan with us.

Progress:

- Announced a long-term goal: double number of commission-based home mortgage consultants, currently 10,000.
- In response to rising interest rate environment, launched *SmartFit Home Equity Account*℠, giving homeowners certainty of fixed rate, benefit of lower payments and flexible line of credit.

5. Wells Fargo Cards in Every Wells Fargo Wallet

We want every one of our creditworthy customers to have a Wells Fargo credit card and debit card. These cards — and, increasingly, stored-value cards — have surpassed checks and cash for in-store purchases. They're the payment tool of choice for a majority of Americans.

Progress:

- Banking customers with a Wells Fargo credit card: 31 percent (1999: 21 percent).
- Checking account customers with a Wells Fargo debit card: 88 percent (1999: 72 percent).

6. When, Where and How

We integrate our distribution channels to offer our products and services anytime, anywhere our customers want to be served. We believe we offer customers more choices than virtually any other financial services provider — traditional stores, supermarket stores, ATMs, *Wells Fargo Phone Bank*, internet and mail — when, where and how they want to use them. Very few, if any, customers are single-channel users. We want to further expand our distribution channels for more customer convenience and be recognized as the world's best internet bank across all four major customer segments: consumer, investor, small business, middle market and large companies.

Progress:

- Opened 104 new banking stores, average of two per week; remodeled 396.
- Opened 80 consumer finance stores.
- *Global Finance* ranks Wells Fargo best U.S. consumer internet bank, best for online bill payment and presentment, online credit, and corporate/institutional website design in North America; Watchfire GomezPro ranks us the best internet bank in the U.S.
- Active users of *Commercial Electronic Office®* (*CEO®*) internet portal — giving corporate and commercial customers integrated financial services in one place, real time — have grown to over 60 percent of our customers in three years since launch; *CEO* log-ins surpassed one million a month. Revenue flowing through our *CEO* portal in 2004 was almost twice what it was in 2002.
- Consumer households banking actively with us online rose 27 percent versus last year; small business active online users rose 30 percent; middle market and large corporate rose 14 percent.
- All 6,200 ATMs are now web-enabled for faster transactions, customized messaging, serving customers in six languages; also customized for audio guidance for visually impaired.

7. "Information-Based" Marketing

Take full advantage of what we know about our customers' needs so we can offer them the choice, convenience and price benefits of giving us all their business. We use technology not to de-personalize service but to personalize it. Thanks to technology, we know how many products each customer has with us. We can anticipate the products they'll most likely need — based on account balances, life events, transaction history, and how they access Wells Fargo. With that knowledge, and respecting the confidentiality of information of our customers, we can tailor sales messages through our *Wells Fargo Phone Bank*, ATMs, wellsfargo.com and statement mailings to help satisfy our customers' financial needs.

Progress:

- First to provide online customers, for free, automatic, all-in-one personal finance picture showing debit card and credit card spending, checking and Bill Pay, organizing transactions by categories such as gas/auto, groceries and ATM withdrawals.

8. Be Our Customers' Payment Processor

Banking is necessary. Banks are not. Banks traditionally have been the intermediary in the billions of transactions among consumers, businesses and the government. That role, however, is not a birthright. We need to make sure Wells Fargo adds real value so we can be our customers' first choice, electronic or paper, whenever and wherever they buy services and be the payments link for all their Wells Fargo accounts. We generate about 30 percent of our revenue through payment services such as checks, credit cards, debit cards, cash and securities, direct deposit, wire transfer and automated clearinghouse (ACH). Last year for the first time, electronic payments surpassed cash and checks. The new Federal law, known as "Check 21," makes it possible for banks to process digital images of checks, not just paper ones, reducing risk and the inefficiency of transporting paper checks from hand to hand and institution to institution.

Progress:

- Processed more than $35 trillion in payments electronically in 2004.*
- Nation's third largest processor of ACH transactions.

9. Premier Customers

We must attract more — and keep all our current — premier and excellent customers. We also need to aggressively cross-sell households that have the potential to become premier customers. We must focus even more on closing the "back door" — reducing, by half, the number of customers who leave us or give us less of their business.

Progress:

- Six percent improvement in retaining high-value checking account customers. (see page 16)

10. People as a Competitive Advantage

Most importantly, we must do even better in training, rewarding and recognizing all our team members. We must build an inclusive workplace and a diverse organization. All members of our team should know they're valued, that they can go as far as their ability and desire to work will take them. We must be a company that encourages a healthy balance in work and home life. Our success depends on how much our team members care for their customers, for each other, their communities and our stockholders. People commit themselves to other people, not organizations. Processes are important but they don't do the work, people do. Because we believe in people as our competitive advantage, we'll continue to invest in our "human capital." It's the most important, valuable investment we can make.

Progress:

- Special one-time contribution of Wells Fargo common stock to 401(k) account of each eligible team member (up to maximum of $750).
- To be more responsive to our increasingly diverse communities, our team members have formed 72 Team Member Networks and 44 Diversity Councils nationwide.

**Credit card point of sale, debit card, credit card purchases, online Bill Pay, ACH, merchant card, online merchant payments and wire transfer*


$18.9
20.7
21.0
25.2
28.4
30.1
99
00
01
02
03
04

Revenue *dollars, billions*
20-year compound annual growth rate: 13%


$2.28
2.32
1.97*
3.32*
3.65
4.09
99
00
01
02
03
04

Earnings Per Share *diluted,** dollars*
20-year compound annual growth rate: 14%

**2001 includes venture capital impairment; 2002 is before effect of change related to adoption of FAS 142 accounting principle.*

***Includes all common stock equivalents ("in the money" stock options, warrants and rights, convertible bonds and convertible preferred stock)*



Andrew Owen
Wells Fargo Funds
San Francisco, California
Team member since: 1992

set of financial services businesses, each responding differently to a given economic situation, we've found that we can grow at double-digit rates and actually reduce risk. For narrowly-focused companies, faster linear growth often results in an exponential increase in concentrated risk. In our diversified business model, our risk actually decreases as we grow because we're diversifying that risk among many businesses.

How Do We Measure the Value We Create?
Our diversified business model — executed successfully for two decades — drives the way we measure success. Last year, we called for a new set of measures — to reflect more accurately how financial services companies, like ours, create value for customers and stockholders. We believe this new set of measures is more suited to the faster growing, dynamic, diversified financial services industry than those measures that "big banks" have traditionally used. We measure what we treasure... revenue, profit, market share growth and stockholder returns. Now it's a year later. Our proposal prompted such significant interest and discussion that we've expanded on it in our report to you this year. Why should all this matter to you? The more precisely that service companies, the heart of the U.S. economy, can measure the value they create, the more accurately the marketplace can measure the value of their stock.

This subject of measuring value created — fueled by the explosive growth of information technology and the internet — is not new. Experts around the world — even a Nobel Prize winner — have been discussing and studying it for at least two decades. Some companies even have created complex software programs to try to measure the correlation between a company's intellectual capital and its market value. Sweden has a government agency that tries to measure the country's intellectual capital, which one expert has called "the invisible balance sheet." Most recently, the American Enterprise Institute called for "a more relevant and transparent system of financial and non-financial disclosure." It says this "will help investors better assess the value of companies in the knowledge economy, and ... help companies create more value for their shareholders."

We don't pretend to be as smart as the experts on this subject. We don't propose any fancy new theories. We are simply suggesting a new set of value-creation measures for financial services companies so there is an apples-to-apples way to compare companies' performance across the industry in the measures that really matter. That's why we say financial services companies measure the wrong things, often based on the traditional measures of the banking industry.
For example:

- Asset size and return on assets — important to banks in the "old days" — do not reflect contributions from such fee-based businesses as mortgage, insurance and money management.
- Deposits can be a valuable measure of market share but today they represent only about one-fifth of total household financial assets. Our share of deposits in some states is 25 to 30 percent but guess what our average share of total household financial assets is in those states? About five percent!
- Total customers can be a meaningless measure — it gives you little or no insight into breadth and depth of relationships. Think of the profit difference between ten customers who entrust you with 100 percent of their business versus 100 who give you just ten percent of it.
- The standard efficiency ratio — how many cents it costs to generate a dollar of revenue — differs widely by type of business in financial services. For example, a well-run commercial lending business has an efficiency ratio of about 25 percent while a well-run insurance broker has an efficiency ratio of 75 percent. Guess which one has the higher risk-based return on equity? We prefer a different way to measure efficiency: the rate at which revenue growth exceeds expense growth. Our goal is to grow revenue twice as fast as expenses. If you do that, your efficiency ratio will improve year after year after year.

> "The problem is that the framework underpinning Generally Accepted Accounting Principles (GAAP) is flawed...GAAP does not recognize the value of intangible assets that a knowledge-based company such as Wells Fargo generates internally — such as the loyalty and relationship levels of our team members and customers."

The "Gap" in GAAP
The problem is that the framework underpinning Generally Accepted Accounting Principles (GAAP) is conceptually flawed. It uses a combination of historical cost and fair market values but omits the value of intangible assets that a company generates, such as the value of customer relationships. GAAP uses the cost of purchased assets — such as building, machinery, and equipment. They're recorded on the balance sheet at historical cost and depreciated as they generate revenue. GAAP does not recognize the value of intangible assets that a knowledge-based company such as Wells Fargo generates internally — such as the loyalty and relationship levels of our team members and customers. One study by the Brookings Institution estimates that 80 percent of the value of companies in the S&P 500 is represented by their intangible assets! This transformation is global. In the 19th century,

trade between nations was in goods. In the 21st century, the movement of goods is far surpassed by the movement of capital — monetary and intellectual — on fiber lines around the world at the speed of light. As the late Walt Wriston, my friend, mentor, and former CEO of Citicorp, wrote so wisely more than a decade ago, "capital will go where it's welcome and stay where it's well treated." And that goes not just for financial capital but intellectual capital. In a knowledge-based economy, it's your people who are most important, not physical assets. People who can choose where they want to work. People who have a choice of being truly engaged (or not) and excited about what they're doing and what they achieve.

Among the new measures we've added this year are ones that track the value of our most important competitive advantage — our team members. How long do they stay with us so we can benefit from their knowledge, experience, caring, and customer relationships? How engaged are they? Recruiting and training new team members costs tens of millions of dollars a year. So, reducing the loss of talented team members increases earnings. Keeping customers also is critical to consistent growth. Our customers — how long do they stay with us so we can better understand their financial goals, help them succeed financially and earn more of their business? Lowering the rate of lost customers is even more profitable than attracting new ones. And, of course, you often lose customers when the people serving them leave you. A company our size, for example, can easily lose a million banking households a year. On average, each of these households delivered over $200 in annual profit — that's $200 million in reduced profit; on a present value basis, billions in lost profits. GAAP seldom captures the full effect of lost customers.

2005: The Economy

Last year at this time we said a solid case could be made for economic optimism. That proved correct. Now a year later, interest rates, inflation and inventories are still low. The U.S. Gross Domestic Product is growing nicely. The economy has generated more than two million jobs in the past year. Capital spending is strong. Productivity is good. The dollar has fallen over 20 percent, helping exports. The S&P 500 is up 51 percent from its 2003 low. The NASDAQ is up 71 percent. Retail sales are good. Economic growth in India, China and the rest of Asia is strong. Unfortunately, European economies are not keeping pace, partly due to the drag of their welfare entitlement states. Core inflation is likely to remain low, allowing the Federal Reserve to increase interest rates slowly until they reach an economic neutral rate of about three to four percent.

The "Next Stage"

Once again, we thank our 150,000 talented team members for their outstanding accomplishments and record results. We thank them for believing, living and sharing our customer-focused vision and values. We thank them for knowing how they connect individually with our business strategy and our time-tested business model. We thank them for their unrelenting focus on satisfying all our customers' financial needs and for partnering to do what's best for our customers. We thank them for listening to our customers, asking them the right questions, and offering products and services of real value — so that our customers, in turn, can succeed financially and then vote with their pocketbooks and buy even more of our products and services — thus increasing our revenue. We thank them for their commitment to our communities and for the time — hundreds of thousands of hours — and the talent they contribute to non-profits and community activities. We thank them for striving for the highest standards of corporate governance, their commitment to tough and thorough internal audit and compliance, for believing in principles not just rules. We thank them for building a corporate culture in which we all should know instinctively what's right and what's wrong — without needing to be told.

We thank our customers for entrusting us with more of their business and for paying us the ultimate compliment: returning to us for their next financial services product. We thank our communities — thousands of them across North America — for the privilege of helping make them better places in which to live and work. And we thank you, our owners, for your confidence in Wells Fargo as we begin our 153rd year.

The "Next Stage" of success is just down the road — for our team members, our customers, our communities and our stockholders.

It's going to be a great ride!


Dick

Richard M. Kovacevich, Chairman and CEO

Which Measures Really Matter?

We measure success differently than our competitors. We believe these measures matter most. They're the most important long-term indicators of success in the financial services industry.

- Revenue Growth
- Earnings Per Share
- Return On Equity
- Revenue vs. Expense Growth
- Assets Managed, Administered
- Managing Risk
- Retaining Team Members
- Team Member Engagement
- Retaining Customers
- Customer Service
- Customer Access Options
- Cross-Selling
- Product Solutions (Sales) Per Banker Per Day
- Market Share
- Total Stockholder Return



Letty Cantero
Wells Fargo Bank
Corona, California
Team member since: 1994

"Our goal is to grow revenue and EPS at a double-digit compound rate—which we've done for the past 20 years because we have the best people—talented, dedicated, innovative team members who care about each other, their customers and their communities."

Revenue Growth



$18.9
20.7
21.0
25.2
28.4
30.1
99
00
01
02
03
04

dollars, billions
5-year compound annual growth rate: 10%

+13%
10-year compound annual growth rate

+13%
20-year compound annual growth rate

- Single most important measure of long-term success in financial services.
- Adjusted for risk, reflects strength and depth of customer relationships, quality of service and advice, and effectiveness of needs-based selling.

Goal: Grow revenue at double-digit compound rate, which we've done for the past 20 years.

Earnings Per Share*



$2.28
2.32
1.97
3.32
3.65
4.09
99
00
01
02
03
04

*diluted,** dollars*
5-year compound annual growth rate: 12%

+12%
10-year compound annual growth rate

+14%
20-year compound annual growth rate

Goal: Grow annual EPS at double-digit compound rate, which we've done for the last 20 years.

Return On Equity*



17.5%
19.8
16.2
16.6
12.7
13.6
18.7
15.4
19.4
17.1
19.6
16.1
99
00
01
02
03
04
percent
WFC
Peers

- Profit a company generates in cents for every $1 a stockholder invests in the company.
- Past five-year average ROE for our peers: 15.62 percent.
- Past five-year average for Wells Fargo: 17.31 percent.

Goal: Be among very best in ROE, around 20 percent.

*2001 includes venture capital impairment; 2002 is before effect of change related to adoption of FAS 142 accounting principle.

**Includes all common stock equivalents ("in the money stock" options, warrants and rights, convertible bonds and convertible preferred stock)

Retaining Team Members





37%*
34*
28
25
29
00
01
02
03
04

Annual Percent of Team Members Who Leave Us

**Excludes Wells Fargo Financial (consumer finance)*

- Most important influence on our customers? Our talented team members.
- The longer they stay with us the more they can use their talent, skill, knowledge and experience to help satisfy all our customers' financial needs and help them succeed financially.
- Our size and diversity offers team members so many opportunities for personal and professional growth that they should want to stay with Wells Fargo for their entire career.

Goal: Lose fewer team members every year than any other competitor in our industry.

Sherrie Sykes
Wells Fargo Financial
Tempe, Arizona
Team member since: 2000

Team Member Engagement



Mohan Chellaswami
Wells Fargo Home Mortgage
St. Louis, Missouri
Team member since: 1991

88%

Wells Fargo team members who say they like their work

91%

Wells Fargo team members who know how their work helps Wells Fargo

- Vast majority of our surveyed team members like their work and know how it helps our company achieve its goals.
- Our team member satisfaction scores: significantly higher than national average.
- Our ratio of engaged to actively disengaged team members in Regional Banking is 4 to 1 (1.7 to 1 for average U.S. workers).

Source: The Gallup Organization

Goal: Maintain our engaged to disengaged ratio well over the national average.



84%
88
91
00
02
04

Wells Fargo Team Members Who Say They Know How Their Work Helps Wells Fargo
percent



84%
89
88
00
02
04

Wells Fargo Team Members Who Say They Like Their Work
percent

Assets Managed, Administered



$578
654
791
02
03
04

dollars, billions
Includes brokerage

+37%

Two-year increase in assets managed, administered

- Year-end 2004, our customers entrusted us to manage or administer $791 billion of their assets, up 21 percent from previous year.
- With acquisition of Strong Financial assets we now manage $100 billion in mutual funds, making us one of U.S.'s top 20 mutual fund companies.
- Largest trust business in western U.S.

Managing Risk

"Aaa"

Wells Fargo: only U.S. bank rated "Aaa" by Moody's Investors Service (highest credit rating possible); first time Moody's has rated a bank as high since 1995.

Credit quality

- A successful financial services company manages risk effectively by understanding its customers, diversifying credit risk across geographies, loan sizes and industries.

Goal: Be the best at managing risk in our industry.

Credit rating

- The higher a company's credit rating (based on risk that it can meet its debt obligations) the less interest it has to pay to borrow money. Wells Fargo: only U.S. bank rated "Aaa."



.86%
1.08
.88
.66
.55
00
01
02
03
04

Nonperforming Assets (NPAs)/Total Loans
percent



.84%
1.10
.96
.81
.62
00
01
02
03
04

Loan Losses as a Percent of Average Loans *percent*

	Moody's	S&P 500 companies with higher rating
Wells Fargo Bank, N.A.		
Issuer	Aaa	None
Long-term deposits	Aaa	None
Financial strength	A	None
Wells Fargo & Company		
Issuer	Aa1	Seven
Senior debt	Aa1	Seven
Subordinated debt	Aa2	One

The longer we keep customers, the more we understand their financial needs, the more time and money we can save them, the more products they're likely to buy from us, the more profitable they are for us.

+31.9%

Mortgage customers who return for their next loan


10.4% (est.)
8.9
8.0
7.5
01
02
03
04

High-Value* Checking Account Customers Who Leave Us *percent*

**Top 20 percent of banking customers based on balances*

Goal: Lose fewer customers every year than any other competitor in our industry.



Keith Lavachek
Home and Consumer Finance
Billings, Montana
Team member since: 1970

Revenue vs. Expense Growth


1.4%
7.0
20.3
6.7
12.4
16.9
5.9
2.2
01
02
03
04
Revenue Growth
percent increase
Expense Growth

1.2x

Average revenue growth exceeded average expense growth last four years

---

- The standard efficiency ratio — cents it costs to earn a dollar of revenue — differs widely by type of business in financial services.
- We prefer a different measure: the rate at which revenue growth exceeds expense growth.

Goal: Grow revenue twice as fast as expenses. If we do, our efficiency ratio will improve year after year.



Meriem Elmandjra
Specialized Financial Services, Wholesale Banking
San Francisco, California
Team member since: 1999

Cross-Selling

- Cross-selling: our most important customer-related measure.
- About 80 percent of our revenue growth comes from selling more products to existing customers.

Goal: Sell at least eight products to every customer.



10.8%
13.2
16.2
18.9
20.5
00
01
02
03
04

Homeowner-Banking Customers with Mortgage Products
percent



11.0%
12.6
14.8
18.0
21.3
00
01
02
03
04

Homeowner-Banking Customers with Home Equity Products
percent



3.2
3.4
3.7
3.8
4.2
4.3
4.6
98
99
00
01
02
03
04

Products Per Banking Household



4.6
4.9
5.0
5.3
01
02
03
04

Commercial/Corporate Products Per Banking Customer



21.3%
22.2
23.2
23.7
26.9
31.1
99
00
01
02
03
04

Retail Banking Households with Credit Cards *percent*



72.5%
79.2
83.3
85.4
85.9
88.7
99
00
01
02
03
04

Retail Checking Households with Debit Cards *percent*



15.2%
24.5
26.1
33.6
01
02
03
04

New Retail Checking Customers Who Buy a *Wells Fargo Pack**
percent

**Checking account and three other products (e.g., debit card, credit card, online banking, savings account, home equity loan)*

8+

Our average banking household has 4.6 products with us (about double the industry average). Our average commercial/corporate customer has 5.3. But both purchase about 16 financial products from someone. We want our consumer and business customers to have at least eight products with us.



Product Solutions (Sales) Per Banker* Per Day



3.6
4.0
4.3
4.7
4.8
00
01
02
03
04

**Platform full-time equivalent (FTE) team member*

+33% Since 2000

- Very important measure of how effectively and efficiently we take advantage of sales and service opportunities brought to us each day by our 10 million retail banking households.
- Our vision: providing our customers solutions—not pitching products.
- We ask: How can we help customers be financially successful? What are their financial goals? What products and services do they need to achieve those goals?

Goal: Earn all our customers' financial services business.

Beth Opperman
Private Client Services
Minneapolis, Minnesota
Team member since: 1994



Dion Woods
Wells Capital Management
Los Angeles, California
Team member since: 2000


5,310
5,400
5,400
5,600
5,900
6,046
99
00
01
02
03
04

Stores


1.2
1.8
2.7
3.5
4.9
6.2
99
00
01
02
03
04

Active Online Banking Consumers
millions

Customer Access Options

We integrate all our channels — stores, ATMs, *Wells Fargo Phone Bank*, internet, direct mail — so that all information about a customer's accounts is available to that customer in real time, any time, 24/7.


2
8
18
22
25
00
01
02
03
04

Active Online Middle Market/ Large Corporate Customers
thousands


.6
1.3
2.1
3.4
5.2
7.2
99
00
01
02
03
04

Unique Online Banking Visitors
visits per year, millions


387
450
457
466
478
482
99 00 01 02 03 04

ATMs *transactions, millions*


219
220
237
247
250
253
99 00 01 02 03 04

Wells Fargo Phone Bank
calls per year, millions


59
185
297
415
531
00 01 02 03 04

Active Online Small Business Customers *thousands*


14%
20
26
34
43
51
99 00 01 02 03 04

Consumer Checking Accounts– Percent Active Online

Market Share

Deposits

- The most important core relationship a financial services company can have with its customers.
- We have second largest U.S. deposit market share even though we have banks in less than half the states.
- Last five years: core deposits up 88 percent.


$146
170
187
217
248
275
99 00 01 02 03 04

Deposits *dollars, billions*

Mortgage

- Among our homeowner-customers, opportunity to earn their mortgage is key to earning all their financial services business.
- U.S.'s #1 retail mortgage originator since 1992.

(Inside Mortgage News, 11/19/04)


$110
82
76
202
333
470
298
98 99 00 01 02 03 04

Originations *dollars, billions*


$262
299
383
462
581
710
805
98 99 00 01 02 03 04

Servicing *dollars, billions*

Home Equity Loans

- The home often is a homeowner's most important source of wealth.
- We believe homeowners should be able to access and control this investment just as they do stocks, bonds, mutual funds, retirement plans.
- #1 U.S. home equity lender fourth year in a row.


$13
17
22
28
37
52
99 00 01 02 03 04

Home Equity Loans *dollars, billions*
Real estate 1-4 family junior lien mortgages

Total Stockholder Return

23%

Total compound annual stockholder return (including reinvested dividends) last 20 years



12%
-2
21
12
21
11
23
13
5 years
10 years
15 years
20 years

Total Compound Annual Stockholder Return *percent increase*
Includes reinvested dividends
WFC ☐ *S&P 500®*



$69
95
74
79
100
105
99
00
01
02
03
04

Market Capitalization
dollars, billions



$40.44
55.69
43.47
46.87
58.89
62.15
99
00
01
02
03
04

Wells Fargo Stock Price
year-end, dollars



$1.4
1.6
1.7
1.9
2.5
3.2
99
00
01
02
03
04

Dividends Paid *dollars, billions*

Highest market caps at year-end 2004 among *Fortune* 100

Company	Market Value (billions)	*Fortune* rank (revenue)
1. General Electric	$ 386	5
2. Exxon Mobil	331	2
3. Microsoft	290	46
4. Citigroup	250	8
5. Wal-Mart Stores	224	1
6. Pfizer	203	25
7. Bank of America	190	24
8. Johnson & Johnson	188	30
9. AIG	171	10
10. IBM	164	9
11. Intel	148	53
12. Procter & Gamble	140	28
13. JP Morgan Chase	139	26
14. Berkshire Hathaway	135	14
15. Cisco Systems	127	100
16. Altria Group	125	15
17. Verizon	112	12
18. Chevron Texaco	111	6
19. Wells Fargo	**105**	**49**
20. Dell	105	31

Our product is service! Our value added is financial advice. The quality of our service keeps customers coming back for more.


80%
82
12/03
12/04

Retail Banking Customers (Served by Tellers) "Extremely Satisfied"* with Wells Fargo *percent*

Responses from 30,000 retail customers a month
**4 or 5 rating (5: extremely satisfied)*


70%
77
84
87
01
02
03
04

Commercial Banking Customers Who Rate Our Service Very Good or Excellent *percent*

Responses from 1,900 middle-market customers, 2004


81%
80
78
76
80
00
01
02
03
04

Mortgage Customer Satisfaction with Wells Fargo

Percent who say they are satisfied "very much" with service when surveyed

- We expect that the first team member a customer approaches with a problem will take personal responsibility for fixing it.
- More sales do not always result in better service but better service almost always results in more sales.

Goal: Surprise and delight customers with such great service that they'll recommend us to family, friends and business associates.



Evelyn Lane
Business Banking,
Wells Fargo Bank
Everett, Washington
Team member since: 1986


ISISERETTES
INSTRUCTOR

[illegible] Dukes
Willis [illegible]
[illegible] Iowa
Team [illegible] since 1992

Helping Our Communities Prosper and Grow.



$62
66
82
83
93
00
01
02
03
04

Wells Fargo Contributions
Benefited 15,000 non-profits in 2004
dollars, millions

One of the best ways to determine if a company will be successful in the future is to look around the communities it serves. Are they growing? Adding jobs? Is there enough affordable housing? Is there measurable progress in those and other key indicators of economic success? That's why we believe community involvement is one of the most important measures of a company's future success.

Successful companies don't improve their communities simply by writing checks — it takes human capital and social capital, not just financial capital, to make a meaningful difference. By combining the three, we're making a difference one by one — one team member at a time, one customer at a time, one community at a time. Thousands of our team members are making that difference by giving their time, talent and resources to help our communities prosper and grow. We're proud of their commitment — and we thank them for their generosity.

+24 Years of Involvement
Wells Fargo team member **Lonnie Dafney** of Des Moines, Iowa lives our company's "Vision and Values" every single day. She's been involved with the Isiserettes Drill and Drum Team since its founding in 1980. The team — performers of high-energy dance routines to the beat of percussion instruments — gives low-to-moderate income inner-city youth the opportunity to travel and experience life outside the inner city, helping build self-esteem and character.

A passionate dancer, Dafney joined the Isiserettes at age 11. Her mother was one of the team's founders and is still involved. Dafney became an Isiserettes dance and music instructor 15 years ago, and today, in addition to her job in human resources, she dedicates up to 50 hours every month, and many of her weekends to traveling with the team, which performs in parades, community events, and half-time shows at sporting events.

Thanks to Dafney's involvement, 60 young people every year travel all over the country as ambassadors for the African-American community and Iowa, learning valuable life lessons in diversity, money management and social skill building.

This year, Dafney and the Isiserettes won the $50,000 Wells Fargo Volunteer Service Award. She was one of 162 team members awarded over $300,000 in grants for their designated non-profits. "I encourage young people to reach for places they would have never dreamed of going," says Dafney. "If I can do it, so can they."

Dafney is just one of the thousands of Wells Fargo team members who are supporting causes important to them. A few examples:

- The past eleven years, 92,000 team member-volunteers have given 3.2 million hours to build or renovate 1,700 homes with Habitat for Humanity.
- 3,000 team members have been trained to teach Wells Fargo's financial literacy curriculum, *Hands On Banking®*, in schools and community groups.
- The past ten years, 250 team members have been awarded a fully paid Volunteer Leave. The total leave time granted was 800 months of volunteer service, or 139,360 hours.
- In 2004, 3,000 team members across the country participated in the annual "Week of Caring" by lending a hand at local community service agencies — tutoring school children, spending time with home-bound elderly, serving meals at homeless shelters, or making neighborhood improvements.



+ 900 Hispanic Adults at Five Financial Literacy Seminars

Alfonso Castro was apprehensive when he decided to attend a Wells Fargo financial literacy seminar. In search of a job to support his family, he had to leave his wife and 13-year-old daughter behind in San Pedro Xalostoc Etepac, Mexico to come to the United States, where he found a restaurant job in San Diego, California. At first he was intimidated by banks, but he soon realized he needed to open an account to save for his daughter's *quinceanera* (15th birthday celebration).

Castro attended a Spanish-language workshop on money management, one of a number of free, financial literacy seminars hosted by Wells Fargo in a variety of languages nationwide to help low-income families and immigrants manage their money so they can save for college tuition, buy a home or start a business.

During the seminar, Castro met bilingual team member **Mariher Valenzuela**. "She really took the time to understand my financial goals," said Castro, "and explain the process to me."

The next week he opened checking, savings, and credit card accounts. Since Castro works up to 80 hours each week, he often uses ATMs, and is now banking through wellsfargo.com. His cousin and several friends also have opened accounts with Wells Fargo through Valenzuela.

Castro is not alone. He's one of about 900 Spanish-speaking customers who attended five financial literacy seminars in San Diego in 2004.

+ 1,700 Children Served in 3 Years

Eighth grader Steven Cantu (opposite page) faced the prospect of an uneventful summer — then he got the opportunity of his young life. Cantu, who attends Kingsborough Middle School in San Antonio, Texas, was chosen to participate in a summer basketball camp sponsored by local non-profit Slam Dunk for Life.

He might not have had this opportunity if it weren't for Wells Fargo team member **Randy Fields**. He's a regional trust manager for Private Client Services in San Antonio and a founding director and board member of the organization. Fields became involved with Slam Dunk in 2002 when asked by his pastor to lend a hand.

Some 31 inner-city middle schools participate in the program and kids who make an effort to be good students can be nominated by their school. Camp instructors include some of the city's premier high school basketball coaches and sports celebrities.

Fields spends several hours every week managing the program, building relationships with schools and he helps coach and mentor children every summer.

Instructors at the week-long camp have trained over 1,700 at-risk middle school children not just in basketball fundamentals, but important life skills such as goal setting, perseverance, teamwork and discipline. "I learned how to work together with others," said Cantu. "I also learned how important it is to stay in school."

__Randy Fields__
Wells Fargo Private Client Services
San Antonio, Texas
Team member since: 2002


slam dunk for life
slam dunk for life



Bruce H. Carpenter, III
Team member since: 2002

Stacy DiCianni
Team member since: 2003

Wayne Ware
Team member since: 2002

Wells Fargo Home Mortgage
Pensacola, Florida

$200,000 Contribution to the American Red Cross Disaster Relief Fund

In the summer of 2004, four devastating hurricanes—Charley, Frances, Ivan and Jeanne—pounded Florida. In the storms' path were more than 80 Wells Fargo Home Mortgage and Wells Fargo Financial stores, with more than 1,900 team members across the state.

The Wells Fargo Housing Foundation contributed $200,000 to the American Red Cross for disaster relief efforts. The financial support was very important but it was the caring and commitment of our own team members on the ground that really made the difference.

When Ivan swept the coast in mid-September, team members **Bruce Carpenter**, **Stacy DiCianni** and **Wayne Ware** were among 25 Home Mortgage team members evacuated from their offices in Pensacola, Florida. For three weeks, these hometown heroes helped clear debris, repair roofs and deliver lunches to police officers working around the clock.

Carpenter borrowed generators from a friend in Atlanta to provide power and water for his neighbors. Another team member, **Tracy Morgan-Frick**, welcomed six Marines to stay in her home for three days, distributing supplies on behalf of the American Red Cross.

Back in their hurricane-damaged offices, the team provided recovery aid to thousands of Wells Fargo customers affected by the storms. One hundred Home Mortgage team members from across the U.S. volunteered to go to Florida to help customers keep their mortgage loans in good standing and help clean up debris.

"Everyone in the community came together," said Carpenter. "In times like this, you don't think twice about it—you just do it."

Corporate America's 10 Largest Givers *dollars, millions*

1.	Wal-Mart Stores	$176
2.	Ford Motor	120
3.	Altria	115
4.	Johnson & Johnson	99
5.	Exxon Mobil	97
6.	J.P. Morgan Chase	86
7.	Bank of America	85
8.	Pfizer	83
9.	**WELLS FARGO**	**83**
10.	Citigroup	81

Business Week 11/29/04

Wells Fargo, team members give $1.4 million for tsunami relief

Wells Fargo was one of the first U.S. companies to pledge support for victims after devastating tsunamis hit countries bordering the Indian Ocean last December. The company donated $100,000 to the American Red Cross and then created a dollar-for-dollar matching program for contributions from its team members to three relief agencies — the American Red Cross International Response Fund, UNICEF and Global Impact. In only three weeks, team members contributed more than $600,000, bringing Wells Fargo's total contribution to $1.4 million.

Wells Fargo contributed $93 million to more than 15,000 non-profits in 2004

Arts

Fort Wayne, Indiana – *A decade of support.* Wells Fargo donated $30,000 to Arts United of Greater Fort Wayne for the 10th consecutive year. The non-profit provides leadership to the local arts community, and is the largest single source of financial support for the arts in the region.

Wichita Falls, Texas – For the fourth year in a row, Wells Fargo sponsored the Wichita Falls invitational high school art exhibit. Wells Fargo team members hosted 150 teachers, parents and friends at an awards ceremony honoring the students from Rider, Wichita Falls and Hirschi high schools.

Community Development

Boise, Idaho – $100,000 grant for affordable housing through the Wells Fargo Housing Foundation's sixth annual Focus Communities Initiative. Wells Fargo team members raised an additional $18,000 for Neighborhood Housing Services during Wells Fargo's annual Community Support Campaign. The Housing Foundation has awarded $3 million through the initiative since 1999.

Des Moines, Iowa – *$150,000 and six new homes.* Team members **Rob Nye** and **Brian Murphy** started the "Greater Des Moines Challenge" to increase team member involvement and financial support for Habitat for Humanity. In 2004 they recruited 800 volunteers to build homes for low-to-moderate income families.

Milwaukee, Wisconsin – *$50,000 and five home improvement projects.* Wells Fargo team members partnered with non-profits on four Saturdays, working with 19 low-to-moderate income residents to paint, fix porches and replace windows and doors.

Park City, Utah – *$17,500 in financial support.* Wells Fargo provided a grant to Mountainlands Community Housing Trust, a non-profit providing affordable housing, education and down payment help for lower-income households. Wells Fargo team members helped build six homes in the area.

Riverside, California – $3 million over four years to 30 non-profit organizations that help people start or grow small businesses. Inland Empire SBDC, which provides management and technical assistance to entrepreneurs, was one of 13 small businesses across the state to receive a $100,000 grant as part of Wells Fargo's Technical Assistance Initiative.

Tucson, Arizona – *$25,000 to help low-to-moderate income families.* **Justin Ireland** of Wells Fargo Home Mortgage and 25 team members mentor students at Howenstine High School to build houses with Habitat for Humanity. The students are working on their second house. Wells Fargo commits hundreds of volunteers and thousands of dollars to Habitat for Humanity projects every year.

+50%

Increase in financial contributions last 4 years

The United Way of America selected Wells Fargo for its highest possible recognition: all four of its Summit Awards, the second company in judging history to receive all four awards in one year — for Corporate Community Investment, Employee Community Investment, Employee Community Engagement and Community Leadership.

Education

Anchorage, Alaska – *Seven years, 240 students.* Students at East High School work at their on-campus Wells Fargo banking store in exchange for class credit, gaining valuable career readiness and financial literacy skills. Twenty students participate every semester, managed by their teacher and Wells Fargo store manager, **Bill Kaltschnee**.

Los Angeles, California – $500,000 over three years to help students at Manual Arts High School prepare for college and career. Wells Fargo partnered with the University of Southern California and The Fulfillment Fund, a non-profit helping underserved students attain higher education, to develop the "College Pathways Program," providing critical educational resources for students with average academic performance. Team member **Tom Booker** serves on the board of directors.

Phoenix, Arizona – *$150,000 to teachers in 300 schools.* Wells Fargo's Teacher Partner Program awards up to $500 each to teachers for special needs such as school supplies, musical instruments, field trips, and computer lab equipment. A panel of team members, school officials and community leaders selects the winning teachers. The program has awarded $1.2 million to Arizona schools since 1997.

Reno, Nevada – $1 million to build Wells Fargo Auditorium at University of Nevada, Reno. The auditorium will be part of the University's Knowledge Center, a new center for community outreach programs and cultural presentations.

Sacramento, California – $500,000 as lead sponsor to support Sacramento High School's new School of Business, which introduces students to finance, economic development and community revitalization. Students receive financial literacy training and participate in business programs and Wells Fargo team members mentor students.

San Francisco, California – *$100,000 grant to 44 schools.* Mayor Gavin Newsom recognized Wells Fargo's contribution by declaring "Wells Fargo's Support for Schools Day" at a celebratory event. Fifty Wells Fargo team members attended.

Human Services

Albuquerque, New Mexico – *17 team members raised $4,400.* Team members from the Wells Fargo Loan Servicing Center held several fundraisers for the American Cancer Society's Relay for Life. 13 team members and their families, with sleeping bags in tow, walked in the 16-hour event.

Big Sandy, Montana – *One community, 14 years involvement.* Team member **Dianna Webster** is on the board of Big Sandy Rotary Club, the only civic organization in the small rural community. Dianna and other Wells Fargo team members helped raise $20,000 for community programs, including a summer camp for disadvantaged kids.

Denver, Colorado – *$1 million grant to build new children's hospital.* Wells Fargo's contribution to The Children's Hospital fund-raising campaign was one of the hospital's largest ever one-time contributions from a public company. Team member **David Kasper** of Wells Fargo Private Client Services serves on the hospital's board of directors.

Los Angeles, California – $500,000 to the United Way of Greater Los Angeles Bridging the Gap Fund, helping children and adults break out of the cycle of poverty by empowering them with basic skills and critical resources — food, shelter and healthcare. Regional President **Laura Schulte** is a board member; team members volunteer for a variety of United Way "Commitment to Caring" projects.

Omaha, Nebraska – *$5,000 and 300 turkey dinners.* Just two days before Thanksgiving, Wells Fargo came to the local Food Bank's aid and provided turkey dinners and all the fixings to 300 families in need. Thirty team members packed and delivered 300 meals. Team members donated canned food during the Food Bank's annual Corporate Food Drive.

Seattle, Washington – *Five years of board participation and $20,000 grant.* **Mike Foody** of Wells Fargo Private Client Services is on the board of Treehouse, providing services to disadvantaged foster children. The grant supported educational programs promoting self-esteem and confidence. Team members raised an additional $14,000 to buy clothing and school supplies.

Sioux Falls, South Dakota – *$6,500 raised for Make-A-Wish Foundation.* Wells Fargo team members held fundraisers to help grant the wish of a 2 1/2 year-old boy with a life-threatening illness. They sold holiday ornaments, held a book fair, a silent auction, and a pancake breakfast.

Twin Cities, Minnesota – *35,000 homeless Minnesotans helped over 10 years.* Wells Fargo partnered with Twin Cities Community Voice Mail to provide the phoneless, many looking for housing or jobs, with free voice mail. Team members **Shari McGuire** and **Dave Kapalka** of Wells Fargo Services serve as board members, and Wells Fargo has contributed over $33,500 since the partnership began in 1998.

Board of Directors



J.A. Blanchard III 1, 2, 4
Chairman, ADC Telecommunications
Eden Prairie, Minnesota
(Communications equipment, services)



Susan E. Engel 2, 3, 5
Chairwoman, CEO
Department 56, Inc.
Eden Prairie, Minnesota
(Specialty retailer)



Enrique Hernandez, Jr. 1, 3
Chairman, CEO
Inter-Con Security Systems, Inc.
Pasadena, California
(Security services)



Robert L. Joss 2, 3
Philip H. Knight Professor and Dean
Stanford U. Graduate School of Business
Palo Alto, California
(Higher education)



Reatha Clark King 1, 3
Retired President, Board Chair
General Mills Foundation
Minneapolis, Minnesota
(Corporate foundation)



Richard M. Kovacevich
Chairman, President, CEO
Wells Fargo & Company
San Francisco, California



Richard D. McCormick 3, 5
Chairman Emeritus,
US WEST, Inc.
Denver, Colorado
(Communications)



Cynthia H. Milligan 1, 4
Dean, College of Business Administration
University of Nebraska – Lincoln
(Higher education)



Philip J. Quigley 1, 2, 4
Retired Chairman, President, CEO
Pacific Telesis Group
San Francisco, California
(Telecommunications)



Donald B. Rice 4, 5
Chairman, President, CEO
Agensys, Inc.
Santa Monica, California
(Biotechnology)



Judith M. Runstad 1, 3
Of Counsel
Foster Pepper & Shefelman PLLC
Seattle, Washington
(Law firm)



Stephen W. Sanger 3, 5
Chairman, CEO
General Mills, Inc.
Minneapolis, Minnesota
(Packaged foods)



Susan G. Swenson 1, 2, 4
Chief Operating Officer
T-Mobile USA, Inc.
Bellevue, Washington
(Wireless communications)



Michael W. Wright 2, 4, 5
Retired Chairman, CEO
SUPERVALU INC.
Eden Prairie, Minnesota
(Food distribution, retailing)

Committees
1 Audit and Examination
2 Credit
3 Finance
4 Governance and Nominating
5 Human Resources

Executive Officers and Corporate Staff

Paul R. Ackerman, SVP,
Treasurer

Howard I. Atkins, EVP,
Chief Financial Officer *

Patricia R. Callahan, EVP,
Human Resources *

C. Webb Edwards, EVP,
Technology and Operations *

John E. Ganoe, EVP,
Corporate Development

Lawrence P. Haeg, EVP,
Corporate Communications

Laurel A. Holschuh, SVP,
Corporate Secretary

David A. Hoyt, Group EVP,
Wholesale Banking *

Richard M. Kovacevich, Chairman,
President, CEO *

Richard D. Levy, SVP,
Controller *

Kevin McCabe, EVP,
Chief Auditor

David J. Munio, EVP,
Chief Credit Officer *

Mark C. Oman, Group EVP,
Home and Consumer Finance Group *

Eric D. Shand,
Chief Loan Examiner

Robert S. Strickland, SVP,
Investor Relations

James M. Strother, EVP,
General Counsel, Government Relations *

John G. Stumpf, Group EVP,
Community Banking *

Carrie L. Tolstedt, Group EVP,
Regional Banking *

* "Executive officers" according to Securities and Exchange Commission rules

COMMUNITY BANKING

Group Head

John G. Stumpf

Regional Banking

Group Head

Carrie L. Tolstedt

Regional Presidents

Jon R. Campbell, Minnesota, North Dakota, South Dakota, Illinois, Indiana, Michigan, Wisconsin, Ohio

Debra J. Paterson, Metro Minnesota

Norbert J. Harrington, Greater Minnesota

J. Lanier Little, Illinois, Michigan, Wisconsin

Carl A. Miller, Jr., Indiana, Ohio

Daniel P. Murphy, South Dakota, North Dakota

Peter J. Fullerton, North Dakota

Paul W. "Chip" Carlisle, Texas

George W. Cone, Heart of Texas

John T. Gavin, Dallas-Fort Worth

Glenn V. Godkin, Houston

Don C. Kendrick Jr., Central Texas

Kenneth A. Telg, West Texas

Thomas W. Honig, Colorado, Montana, Utah, Wyoming

Joy N. Ott, Montana

Robert A. Hatch, Utah

Donald R. Sall, Greater Colorado

H. Lynn Horak, Iowa, Nebraska

J. Scott Johnson, Iowa

Kirk L. Kellner, Nebraska

James O. Prunty, Northwest

Alan V. Johnson, Oregon

J. Pat McMurray, Idaho

Richard Strutz, Alaska

Laura A. Schulte, California, Nevada, Border Banking

Michael F. Billeci, Greater San Francisco Bay Area

Nathan E. Christian, Southern California, Border Banking

Kirk V. Clausen, Nevada

William J. Dewhurst, Central California

Felix S. Fernandez, Northern California

Shelley Freeman, Los Angeles Metro

Lisa J. Stevens, San Francisco Metro

Robert D. Worth, California Business Banking

Kim M. Young, Orange County

Gerrit van Huisstede, Arizona, New Mexico

Gregory A. Winegardner, New Mexico

Business Banking Support Group

Timothy J. Coughlon

Marketing

Sylvia L. Reynolds

Retail Insurance Group

Peter J. Wissinger

Michael E. Connealy, Rural Community Insurance Services

Steven Veno, Wells Fargo Insurance

Consumer, Business, Investment Internet Services

Avid Modjtabai

Private Client Services

Group Head

Clyde W. Ostler

Lance P. Fox, Credit Administration

Jay S. Welker, Regional Management

Regional Managing Directors

Anne D. Copeland, Northern California, Central California, Nevada

Richard D. Byrd, Los Angeles County

James Cimino, Southern California, Orange County, Arizona

Joe W. Defur, Washington, Oregon, Idaho, Alaska

David J. Kasper, Colorado, Utah, Montana, Wyoming

Russell A. LaBrasca, Texas, New Mexico

David J. Pittman, Illinois, Iowa, Nebraska

Timothy N. Traudt, Minnesota, North Dakota, South Dakota, Wisconsin, Illinois, Indiana, Ohio, Michigan

Tracey B. Warson, Bay Area

Diversified Products Group

Group Head

Michael R. James

Marc L. Bernstein, Business Direct Lending

Louis M. Cosso, Auto Finance

Jerry E. Gray, SBA Lending

Michael T. Borchert, Payroll Services

Rebecca L. Macieira-Kaufmann, Small Business Segment

Kevin A. Rhein, Wells Fargo Card Services

Debra B. Rossi, Online Merchant Services

Jon A. Veenis, Education Finance Services

Donald W. Weber, Merchant Services

Wells Fargo Services

Group Head

C. Webb Edwards

Kevin B. Dabney, Payment Strategies Group

Kerri P. Grosslight, Enterprise Shared Services

Victor K. Nichols, Technology Infrastructure

Michael D. Noble, Operations

Anthony M. Padinha, Group Technology

Diana L. Starcher, Customer Service and Sales

HOME AND CONSUMER FINANCE

Group Head

Mark C. Oman

Wells Fargo Home Mortgage

Michael J. Heid, Division President, Capital Markets, Finance and Administration

Cara K. Heiden, Division President, National Consumer Lending and Institutional Lending

Susan A. Davis, Centralized Retail/ Retail Administration

Michael Lepore, Institutional Lending

Consumer Credit Group

Doreen Woo Ho, Division President

Brian J. Bartlett, Corporate Trust

John W. Barton, Regional Banking

Scott Gable, Personal Credit Management

Meheriar M. Hasan, Direct to Consumer

Kathleen L. Vaughan, Equity Direct and Institutional Lending

Wells Fargo Financial, Inc.

Thomas P. Shippee, CEO, President

Greg M. Janasko, Commercial Business

David R. Kvamme, Consumer Business

Gary D. Lorenz, Auto Business

Oriol Segarra, Caribbean Consumer

Jaime Marti, Caribbean Auto

WHOLESALE BANKING

Group Head

David A. Hoyt

Credit Adminsitration

Thomas J. Davis, Real Estate

Michael J. Loughlin, Commercial/Corporate

Commercial Banking

Iris S. Chan

John C. Adams, Northern California

JoAnn N. Bertges, Central California

Robert A. Chereck, Texas

Albert F. (Rick) Ehrke, Southern California

Mark D. Howell, Intermountain/Southwest

Paul D. Kalsbeek, Southeast

Edmund O. Lelo, Greater Los Angeles

Perry G. Pelos, Midwest

John V. Rindlaub, Pacific Northwest

Specialized Financial Services

Timothy J. Sloan

J. Edward Blakey, Commercial Mortgage Group

Richard P. Ferris, Corporate Banking, Shareowner Services

John P. Hullar, Wells Fargo Securities

Jay Kornmayer, Gaming

Mark L. Myers, Real Estate Merchant Banking, Homebuilder Finance

J. Michael Johnson, Financial Sponsors, Leveraged, Media and Mezzanine Finance, Distribution

James R. Renner, Wells Fargo Equipment Finance

David J. Weber, Securities Investment Group

Real Estate

A. Larry Chapman

Charles H. Fedalen, Jr., Southern California/Southwest

Shirley O. Griffin, Real Estate Portfolio Services

Christopher J. Jordan, Mid-Atlantic/ New England

Robin W. Michel, Northern California/Northwest

James H. Muir, Eastern/Midwest

Stephen P. Prinz, Central/Texas

International and Insurance Services

David J. Zuercher

Ronald A. Caton, Global Correspondent Banking

Kevin W. Conboy, Acordia

Peter P. Connolly, Foreign Exchange/ International Financial Services

Sanjiv S. Sanghvi, Wells Fargo HSBC Trade Bank

Asset-Based Lending

John F. Nickoll

Peter E. Schwab, Wells Fargo Foothill

Henry K. Jordan, Wells Fargo Foothill

Thomas Pizzo, Wells Fargo Century

Martin J. McKinley, Wells Fargo Business Credit

Jeffrey T. Nikora, Alternative Investment Management

Eastdil Realty Company, LLC

Benjamin V. Lambert, Chairman, CEO

Roy H. March, President

Institutional Investment Services

Michael J. Niedermeyer

Robert W. Bissell, Wells Capital Management

James W. Paulsen, Wells Capital Management

John S. McCune, Institutional Brokerage

Laurie B. Nordquist, Institutional Trust Group

Karla M. Rabusch, Wells Fargo Funds

Wholesale Services

Stephen M. Ellis

Norwest Equity Partners

John E. Lindahl, Managing Partner

Norwest Venture Partners

Promod Haque, Managing Partner



This Annual Report, including the Financial Review and the Financial Statements and related Notes, has forward-looking statements, which include forecasts of our financial results and condition, expectations for our operations and business, and our assumptions for those forecasts and expectations. Do not unduly rely on forward-looking statements. Actual results might differ significantly from our forecasts and expectations. Please refer to "Factors that May Affect Future Results" for a discussion of some factors that may cause results to differ.

Overview

Wells Fargo & Company is a $428 billion diversified financial services company providing banking, insurance, investments, mortgage banking and consumer finance through banking stores, the internet and other distribution channels to consumers, businesses and institutions in all 50 states of the U.S. and in other countries. We ranked fifth in assets and fourth in market value of our common stock among U.S. bank holding companies at December 31, 2004. When we refer to "the Company", "we", "our" and "us" in this report, we mean Wells Fargo & Company and Subsidiaries (consolidated). When we refer to the Parent, we mean Wells Fargo & Company.

2004 was another exceptional year for our company, with record diluted earnings per share of $4.09, record net income of $7.0 billion and solid market share growth across our more than 80 businesses. Because these results would not have been possible without the customer focus and dedication of our exceptional team, at the end of 2004 we committed to make a special contribution in shares of Wells Fargo common stock to the 401(k) Plan accounts of eligible team members, equaling 1% of a team member's pay, up to a maximum contribution of $750, resulting in an additional $44 million in employee benefits expense.

Our growth in earnings per share was driven by revenue growth, operating leverage (revenue growth in excess of expense growth) and improved credit quality. Our primary sources of earnings are driven by lending and deposit taking activities, which generate net interest income, and providing financial services that generate fee income.

Revenue grew 6% from 2003. Combined revenue in all of our businesses other than Wells Fargo Home Mortgage (Home Mortgage), which had exceptional revenue in 2003 due to the refinance boom, grew 11% this year. In addition to double-digit growth in earnings per share, we also had double-digit growth in loans and retail core deposits and continued strong credit quality for the year. We have been achieving these results not just for one, two, or even five years, as many companies have done, but for the past 20 years, through many different economic cycles. Our compound annual growth rate over the past 20 years has averaged 13% in revenue, averaged 14% in earnings per share, and our total compound annual stockholder return has been 23% compared with 13% for the S&P 500®. Our total compound annual stockholder return, including reinvestment of dividends, has been about 10 percentage points above the S&P 500 for each of the past five, ten, 15 and 20 year periods.

LONG-TERM PERFORMANCE – TOTAL COMPOUND ANNUAL STOCKHOLDER RETURN (Including reinvestment of dividends)


12%
-2
21
12
21
11
23
13
5 years
10
15
20
(percent)
Wells Fargo Common Stock
S&P 500

We have a 20-year history of investing in our company, and 2004 was one of our highest investment years ever. Companies must reinvest to consistently grow profits and revenue at double-digit rates over time. We achieved record results in 2004 while making very significant investments throughout the year to benefit future performance, including opening 177 new stores, increasing the number of team members serving our customers by over 5,000, committing to add Wells Fargo stock to every eligible team member's 401(k) account to thank them for all their efforts, making significant incremental investments in electronic imaging, call centers and other technology projects, integrating acquisitions, and improving future margins by incurring the costs of extinguishing high interest rate debt and selling low yielding assets. We continued to support our communities by taking a $217 million charitable contribution expense in fourth quarter 2004, to be funded by tax-advantaged venture capital gains, helping ensure that the Wells Fargo Foundation remains well funded over the next eight to ten years.

In 2004, we became one of the nation's 20 largest mutual fund companies with the acquisition of $29 billion in assets under management from Strong Financial Corporation (Strong Financial). Our stock hit a record high close of $63.25 in December 2004. Our solid financial performance enables us to be one of the top givers to non-profits among all U.S. companies. We continue to be the only "Aaa" rated bank in the U.S., the highest possible credit rating.

Our corporate vision is to satisfy all the financial needs of our customers, help them succeed financially, be recognized as the premier financial services company in our markets and be one of America's great companies. Our primary strategy to achieve this vision is to increase the number of products we provide to our customers and to focus on providing each customer with all of the financial products that fulfill their needs. Our cross-sell strategy and diversified business model facilitate growth in strong and weak economic cycles, as we can grow by expanding the number of products our current customers have with us. We estimate that our average banking household now has 4.6 products with us, which we believe is among the highest, if not the highest, in our industry. Our goal is eight products per customer, which is currently half of our estimate of potential demand.

Our core products grew this year as follows:

- Average loans grew by 26%;
- Average retail core deposits grew by 11% (average core deposits grew by 8%); and
- Assets managed and administered were up 22%.

We believe it is important to maintain a well-controlled environment as we continue to grow our businesses. We manage our credit risk by maintaining prudent credit policies and continuously examining our credit process. In 2004, nonperforming loans and net charge-offs as a percentage of loans outstanding declined from the prior year. Asset quality improved in 2004 compared with a year ago, with net charge-offs down 3% and nonperforming assets (including nonaccrual loans and foreclosed assets) down 5%. We manage the interest rate and market risks inherent in our asset and liability balances within prudent ranges, while ensuring adequate liquidity and funding. Our stockholder value has increased over time due to customer satisfaction, strong financial results, reinvestment in our businesses and the prudent way we attempt to manage our business risks.

Our financial results included the following:

Net income in 2004 increased 13% to $7.0 billion from $6.2 billion in 2003. Diluted earnings per common share increased 12% to $4.09 in 2004 from $3.65 in 2003. In

Table 1: Six-Year Summary of Selected Financial Data

(in millions, except per share amounts)	2004	2003	2002	2001	2000	1999	% Change 2004/ 2003	Five-year compound growth rate
INCOME STATEMENT								
Net interest income	**$ 17,150**	$ 16,007	$ 14,482	$ 11,976	$ 10,339	$ 9,608	**7%**	**12%**
Provision for credit losses	**1,717**	1,722	1,684	1,727	1,284	1,079	**—**	**10**
Noninterest income	**12,909**	12,382	10,767	9,005	10,360	9,277	**4**	**7**
Noninterest expense	**17,573**	17,190	14,711	13,794	12,889	11,483	**2**	**9**
Before effect of change in accounting principle (1)								
Net income	**$ 7,014**	$ 6,202	$ 5,710	$ 3,411	$ 4,012	$ 3,995	**13**	**12**
Earnings per common share	**4.15**	3.69	3.35	1.99	2.35	2.31	**12**	**12**
Diluted earnings per common share	**4.09**	3.65	3.32	1.97	2.32	2.28	**12**	**12**
After effect of change in accounting principle								
Net income	**$ 7,014**	$ 6,202	$ 5,434	$ 3,411	$ 4,012	$ 3,995	**13**	**12**
Earnings per common share	**4.15**	3.69	3.19	1.99	2.35	2.31	**12**	**12**
Diluted earnings per common share	**4.09**	3.65	3.16	1.97	2.32	2.28	**12**	**12**
Dividends declared per common share	**1.86**	1.50	1.10	1.00	.90	.785	**24**	**19**
BALANCE SHEET (at year end)								
Securities available for sale	**$ 33,717**	$ 32,953	$ 27,947	$ 40,308	$ 38,655	$ 43,911	**2**	**(5)**
Loans	**287,586**	253,073	192,478	167,096	155,451	126,700	**14**	**18**
Allowance for loan losses	**3,762**	3,891	3,819	3,717	3,681	3,312	**(3)**	**3**
Goodwill	**10,681**	10,371	9,753	9,527	9,303	8,046	**3**	**6**
Assets	**427,849**	387,798	349,197	307,506	272,382	241,032	**10**	**12**
Core deposits (2)	**229,703**	211,271	198,234	182,295	156,710	138,247	**9**	**11**
Long-term debt	**73,580**	63,642	47,320	36,095	32,046	26,866	**16**	**22**
Guaranteed preferred beneficial interests in Company's subordinated debentures (3)	**—**	—	2,885	2,435	935	935	**—**	**—**
Stockholders' equity	**37,866**	34,469	30,319	27,175	26,461	23,858	**10**	**10**

(1) Change in accounting principle is for a transitional goodwill impairment charge recorded in 2002 upon adoption of FAS 142, *Goodwill and Other Intangible Assets.*
(2) Core deposits consist of noninterest-bearing deposits, interest-bearing checking, savings certificates and market rate and other savings.
(3) At December 31, 2003, upon adoption of FIN 46 (revised December 2003), *Consolidation of Variable Interest Entities* (FIN 46R), these balances were reflected in long-term debt. See Note 13 (Guaranteed Preferred Beneficial Interests in Company's Subordinated Debentures) to Financial Statements for more information.

addition to incremental investments in new stores, sales-focused team members and technology, 2004 results included $217 million ($.08 per share) of charitable contribution expense for the Wells Fargo Foundation, $44 million ($.02 per share) for the special 401(k) contribution and $19 million ($.01 per share) in integration expense related to the Strong Financial transaction. We also took significant actions to reposition our balance sheet in 2004 designed to improve earning asset yields and to reduce long-term debt costs. The extinguishment of high interest rate debt reduced earnings by $.06 per share for 2004. Return on average assets was 1.71% and return on average common equity was 19.56% in 2004, up from 1.64% and 19.36%, respectively, for 2003.

Net interest income on a taxable-equivalent basis was $17.3 billion in 2004, compared with $16.1 billion a year ago. The net interest margin was 4.89% for 2004, compared with 5.08% in 2003.

Noninterest income was $12.9 billion in 2004, compared with $12.4 billion in 2003, an increase of 4%, driven by growth across our business, with particular strength in trust, investment and IRA fees, credit and debit card fees, loan fees and gains on equity investments.

Revenue, the sum of net interest income and noninterest income, increased 6% to a record $30.1 billion in 2004 from $28.4 billion in 2003, despite a 37% decrease in mortgage originations as the refinance driven market declined from its exceptional 2003 level. Despite our balance sheet repositioning actions during the year, which reduced revenue growth by approximately 1 percentage point due to the loss on sale of lower yielding assets, and our significant level of investment spending, operating leverage improved during 2004 with revenue growing 6% and noninterest expense up only 2%. For the year, Home Mortgage revenue declined $807 million, or 16%, from $5.2 billion in 2003 to $4.4 billion in 2004.

Noninterest expense totaled $17.6 billion in 2004, compared with $17.2 billion in 2003, an increase of 2%. In 2005, we expect to incur integration expense of approximately $.02 per share for the balance of the Strong Financial transaction and for the pending acquisition of Houston-based First Community Capital Corporation. We will expense stock options, as required, beginning July 1, 2005, and we estimate the effect of expensing current outstanding options will reduce earnings by $.03 per share for the last half of 2005.

During 2004, net charge-offs were $1.67 billion, or .62% of average total loans, compared with $1.72 billion, or .81%, during 2003. The provision for credit losses was $1.72 billion in 2004, flat compared with 2003. The allowance for credit losses, which comprises the allowance for loan losses and the reserve for unfunded credit commitments, was $3.95 billion, or 1.37% of total loans, at December 31, 2004, compared with $3.89 billion, or 1.54%, at December 31, 2003.

At December 31, 2004, total nonaccrual loans were $1.36 billion, or .47% of total loans, down from $1.46 billion, or .58%, at December 31, 2003. Foreclosed assets were $212 million at December 31, 2004, compared with $198 million at December 31, 2003.

The ratio of stockholders' equity to total assets was 8.85% at December 31, 2004, compared with 8.89% at December 31, 2003. Our total risk-based capital (RBC) ratio at December 31, 2004 was 12.07% and our Tier 1 RBC ratio was 8.41%, exceeding the minimum regulatory guidelines of 8% and 4%, respectively, for bank holding companies. Our RBC ratios at December 31, 2003 were 12.21% and 8.42%, respectively. Our Tier 1 leverage ratios were 7.08% and 6.93% at December 31, 2004 and 2003, respectively, exceeding the minimum regulatory guideline of 3% for bank holding companies.

Table 2: Ratios and Per Common Share Data

	Year ended December 31,		
	2004	2003	2002
Before effect of change in accounting principle (1)			
PROFITABILITY RATIOS			
Net income to average total assets (ROA)	**1.71%**	1.64%	1.77%
Net income applicable to common stock to average common stockholders' equity (ROE)	**19.56**	19.36	19.63
Net income to average stockholders' equity	**19.57**	19.34	19.61
After effect of change in accounting principle			
PROFITABILITY RATIOS			
ROA	**1.71**	1.64	1.69
ROE	**19.56**	19.36	18.68
Net income to average stockholders' equity	**19.57**	19.34	18.66
EFFICIENCY RATIO (2)	**58.5**	60.6	58.3
CAPITAL RATIOS			
At year end:			
Stockholders' equity to assets	**8.85**	8.89	8.68
Risk-based capital (3)			
Tier 1 capital	**8.41**	8.42	7.70
Total capital	**12.07**	12.21	11.44
Tier 1 leverage (3)	**7.08**	6.93	6.57
Average balances:			
Stockholders' equity to assets	**8.73**	8.49	9.05
PER COMMON SHARE DATA			
Dividend payout (4)	**44.8**	40.7	34.5
Book value	**$22.36**	$20.31	$17.95
Market prices (5)			
High	**$64.04**	$59.18	$54.84
Low	**54.32**	43.27	38.10
Year end	**62.15**	58.89	46.87

(1) Change in accounting principle is for a transitional goodwill impairment charge recorded in 2002 upon adoption of FAS 142, *Goodwill and Other Intangible Assets*.

(2) The efficiency ratio is noninterest expense divided by total revenue (net interest income and noninterest income).

(3) See Note 26 (Regulatory and Agency Capital Requirements) to Financial Statements for additional information.

(4) Dividends declared per common share as a percentage of earnings per common share.

(5) Based on daily prices reported on the New York Stock Exchange Composite Transaction Reporting System.

Recent Accounting Standards

On December 8, 2003, President Bush signed the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act). The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to plan sponsors that provide a benefit that is at least equivalent to Medicare. Specific authoritative guidance on the accounting for the federal subsidy has been issued through the Financial Accounting Standards Board (FASB) Staff Position 106-2 (FSP 106-2), *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003*, which was issued in May 2004. We adopted FSP 106-2 prospectively effective July 1, 2004, and the adoption did not have a material impact on either our accumulated postretirement benefit obligation or our net periodic postretirement benefit cost during 2004.

On December 12, 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 03-3 (SOP 03-3), *Accounting for Certain Loans or Debt Securities Acquired in a Transfer*, which addresses the accounting for certain loans acquired in a transfer when it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable. SOP 03-3 is applied prospectively, effective for loans acquired beginning January 1, 2005. SOP 03-3 requires acquired loans with evidence of credit deterioration to be recorded at fair value and prohibits recording any valuation allowance related to such loans at the time of purchase. This SOP limits the yield that may be accreted on such loans to the excess of the investor's estimated cash flows over its initial investment in the loan. Subsequent increases in cash flows expected to be collected are recognized prospectively through adjustment of the loan's yield over its remaining life. Decreases in cash flows expected to be collected are recognized as impairment. Mortgage loans held for sale and loans to borrowers in good standing under revolving credit agreements are excluded from the scope of SOP 03-3.

On July 16, 2004, the FASB ratified the decisions reached by the Emerging Issues Task Force (EITF) with respect to Issue No. 02-14 (EITF 02-14), *Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means.* The EITF reached a consensus that an investor should apply the equity method of accounting when it has investments in either common stock or "in-substance common stock" of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. In-substance common stock, as defined in the consensus, is an investment that has risk and reward characteristics, among other factors, that are substantially the same as common stock. We adopted the consensus reached in EITF 02-14 during 2004 and the adoption did not have a material effect on our financial statements.

On October 13, 2004, the FASB ratified the consensus reached by the EITF at its September 29–30 and June 30–July 1 meetings with respect to Issue No. 04-8 (EITF 04-8), *The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share.* This consensus requires instruments with contingent conversion features that are based on the market price of an entity's own stock, even though the market price trigger has not been met, to be included in the computation of diluted earnings per share. EITF 04-8 became effective for periods ending after December 15, 2004. However, the determination of the dilutive effect upon adoption of EITF 04-8, if any, is based on the form of the instrument that existed at December 31, 2004.

In November 2004, we amended the indenture under which the Company's Floating Rate Convertible Senior Debentures due 2033 (the Debentures) were issued to eliminate a provision in the indenture that prohibited us from paying cash upon conversion of the Debentures if an event of default, as defined in the indenture, exists at the time of conversion. We then made an irrevocable election under the indenture that obligates us to deliver, upon conversion of the Debentures, cash in an amount equal to at least the original principal amount of the converted Debentures and cash or common stock or a combination of cash and common stock for any amount in excess of such original principal amount. As a result of these actions, none of the shares of common stock underlying the Debentures currently would be considered outstanding for the purposes of calculating diluted earnings per share under EITF 04-8.

On December 16, 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* (FAS 123R), which replaces FAS 123, *Accounting for Stock-Based Compensation*, and supersedes Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*. The scope of FAS 123R includes a wide range of stock-based compensation arrangements including stock options, restricted stock plans, performance-based awards, stock appreciation rights, and employee stock purchase plans. FAS 123R requires us to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the grant date. That cost must be recognized in the income statement over the vesting period of the award. Because market prices are generally not available for most employee stock options, the grant-date fair value must be estimated using an option-pricing model. FAS 123R applies to all awards granted after July 1, 2005 and to awards modified, repurchased, or cancelled after July 1, 2005. We will adopt

FAS 123R effective July 1, 2005, as required, and will use the "modified prospective" transition method. Under this method, awards that are granted, modified, or settled after July 1, 2005, will be measured and accounted for in accordance with FAS 123R. In addition, beginning July 1, 2005, expense must be recognized in the income statement for unvested awards that were granted prior to July 1, 2005. The expense will be based on the fair value determined at grant date under FAS 123. We estimate that our earnings per share in the second half of 2005 will be reduced by $.03 as a result of implementing FAS 123R.

Critical Accounting Policies

Our significant accounting policies (described in Note 1 (Summary of Significant Accounting Policies) to Financial Statements) are fundamental to understanding our results of operations and financial condition, because some accounting policies require that we use estimates and assumptions that may affect the value of our assets or liabilities and financial results. Three of these policies are critical because they require management to make difficult, subjective and complex judgments about matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. These policies govern the allowance for credit losses, the valuation of mortgage servicing rights and pension accounting. Management has reviewed and approved these critical accounting policies and has discussed these policies with the Audit and Examination Committee.

Allowance for Credit Losses

The allowance for credit losses, which comprises the allowance for loan losses and the reserve for unfunded credit commitments, is management's estimate of credit losses inherent in the loan portfolio at the balance sheet date. We have an established process, using several analytical tools and benchmarks, to calculate a range of possible outcomes and determine the adequacy of the allowance. No single statistic or measurement determines the adequacy of the allowance. Loan recoveries and the provision for credit losses increase the allowance, while loan charge-offs decrease the allowance.

PROCESS TO DETERMINE THE ADEQUACY OF THE ALLOWANCE FOR CREDIT LOSSES

For analytical purposes only, we allocate a portion of the allowance to specific loan categories (the allocated allowance). The entire allowance (both allocated and unallocated), however, is used to absorb credit losses inherent in the total loan portfolio.

Approximately two-thirds of the allocated allowance is determined at a pooled level for retail loan portfolios (consumer loans and leases, home mortgage loans and some segments of small business loans). We use forecasting models to measure the losses inherent in these portfolios. We frequently validate and update these models to capture the recent behavioral characteristics of the portfolios, as well as any changes in our loss mitigation or marketing strategies.

We use a standardized loan grading process for wholesale loan portfolios (commercial loans, commercial real estate and construction loans and leases). Based on this process, we assign a loss factor to each pool of graded loans and a loan equivalent amount of unfunded loan commitments and letters of credit. For graded loans with evidence of credit weakness at the balance sheet date, the loss factors are derived from migration models that track loss content associated with actual portfolio movements between loan grades over a specified period of time. For graded loans without evidence of credit weakness at the balance sheet date, we use a combination of our long-term average loss experience and external loss data. In addition, we individually review nonperforming loans over $3 million for impairment based on cash flows or collateral. We include the impairment on nonperforming loans in the allocated allowance unless it has already been recognized as a loss.

The allocated allowance is supplemented by the unallocated allowance to adjust for imprecision and to incorporate the range of probable outcomes inherent in estimates used for the allocated allowance. The unallocated allowance is the result of our judgment of risks inherent in the portfolio, economic uncertainties, historical loss experience and other subjective factors, including industry trends, not reflected in the allocated allowance.

The ratios of the allocated allowance and the unallocated allowance to the total allowance may change from period to period. The total allowance reflects management's estimate of credit losses inherent in the loan portfolio at the balance sheet date.

The allowance for credit losses, and the resulting provision, is based on judgments and assumptions, including (1) general economic conditions, (2) loan portfolio composition, (3) loan loss experience, (4) management's evaluation of the credit risk relating to pools of loans and individual borrowers, (5) sensitivity analysis and expected loss models and (6) observations from our internal auditors, internal loan review staff or our banking regulators.

To estimate the possible range of allowance required at December 31, 2004, and the related change in provision expense, we assumed the following scenarios of a reasonably possible deterioration or improvement in loan credit quality.

Assumptions for deterioration in loan credit quality were:

- For retail loans, a 15 basis point increase in estimated loss rates from actual 2004 loss levels; and
- For wholesale loans, a 20 basis point increase in estimated loss rates, moving closer to historical averages.

Assumptions for improvement in loan credit quality were:

- For retail loans, a 5 basis point decrease in estimated loss rates from actual 2004 loss levels; and
- For wholesale loans, no improvement in actual 2004 loss levels.

Under the assumptions for deterioration in loan credit quality, another $470 million in expected losses could occur and under the assumptions for improvement, a $70 million reduction in expected losses could occur.

Changes in the estimate of the allowance for credit losses can materially affect net income. The example above is only one of a number of reasonably possible scenarios. Determining the allowance for credit losses requires us to make forecasts that are highly uncertain and require a high degree of judgment.

Valuation of Mortgage Servicing Rights

We recognize the rights to service mortgage loans for others, or mortgage servicing rights (MSRs), as assets, whether we purchase the servicing rights, or keep them after the sale or securitization of loans we originated. Purchased MSRs are capitalized at cost. Originated MSRs are recorded based on the relative fair value of the retained servicing right and the mortgage loan on the date the mortgage loan is sold. Both purchased and originated MSRs are carried at the lower of (1) the capitalized amount, net of accumulated amortization and hedge accounting adjustments, or (2) fair value. If MSRs are designated as a hedged item in a fair value hedge, the MSRs' carrying value is adjusted for changes in fair value resulting from the application of hedge accounting. The adjustment becomes part of the carrying value. The carrying value of these MSRs is subject to a fair value test under FAS 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*.

MSRs are amortized in proportion to and over the period of estimated net servicing income. We analyze the amortization of MSRs monthly and adjust amortization to reflect changes in prepayment speeds and discount rates.

We determine the fair value of MSRs using a valuation model that calculates the present value of estimated future net servicing income. The model incorporates assumptions that market participants use in estimating future net servicing income, including estimates of prepayment speeds, discount rate, cost to service, escrow account earnings, contractual servicing fee income, ancillary income and late fees. The valuation of MSRs is discussed further in this section and in Notes 1 (Summary of Significant Accounting Policies), 21 (Securitizations and Variable Interest Entities) and 22 (Mortgage Banking Activities) to Financial Statements.

Each quarter, we evaluate MSRs for possible impairment based on the difference between the carrying amount and current estimated fair value under FAS 140. To evaluate and measure impairment we stratify the portfolio based on certain risk characteristics, including loan type and note rate. If temporary impairment exists, we establish a valuation allowance through a charge to net income for any excess of amortized cost over the current fair value, by risk stratification. If we later determine that all or part of the temporary impairment no longer exists for a particular risk stratification, we may reduce the valuation allowance through an increase to net income.

Under our policy, we also evaluate other-than-temporary impairment of MSRs by considering both historical and projected trends in interest rates, pay-off activity and whether the impairment could be recovered through interest rate increases. We recognize a direct write-down if we determine that the recoverability of a recorded valuation allowance is remote. A direct write-down permanently reduces the carrying value of the MSRs, while a valuation allowance (temporary impairment) can be reversed.

To reduce the sensitivity of earnings to interest rate and market value fluctuations, we hedge the change in value of MSRs primarily with derivative contracts. Reductions or increases in the value of the MSRs are generally offset by gains or losses in the value of the derivative. If the reduction or increase in the value of the MSRs is not offset, we immediately recognize a gain or loss for the portion of the amount that is not offset (hedge ineffectiveness). We do not fully hedge MSRs because origination volume is a "natural hedge," (i.e., as interest rates decline, servicing values decrease and fees from origination volume increase). Conversely, as interest rates increase, the value of the MSRs increases, while fees from origination volume tend to decline.

Servicing fees—net of amortization, provision for impairment and gain or loss on the ineffective portion and the portion of the derivatives excluded from the assessment of hedge effectiveness—are recorded in mortgage banking noninterest income.

We use a dynamic and sophisticated model to estimate the value of our MSRs. Mortgage loan prepayment speed—a key assumption in the model—is the annual rate at which borrowers are forecasted to repay their mortgage loan principal. The discount rate—another key assumption in the model—is equal to what we believe the required rate of return would be for an asset with similar risk. To determine the discount rate, we consider the risk premium for uncertainties from servicing operations (e.g., possible changes in future servicing costs, ancillary income and earnings on escrow accounts). Both assumptions can and generally will change in quarterly and annual valuations as market conditions and interest rates change. Senior management reviews all assumptions quarterly.

Our key economic assumptions and the sensitivity of the current fair value of MSRs to an immediate adverse change in those assumptions are shown in Note 21 (Securitizations and Variable Interest Entities) to Financial Statements.

There have been significant market-driven fluctuations in loan prepayment speeds and the discount rate in recent years. These fluctuations could be rapid and significant in the future. Therefore, estimating prepayment speeds within a range that market participants would use in determining the fair value of MSRs requires significant management judgment.

Pension Accounting

We use four key variables to calculate our annual pension cost; (1) size and characteristics of the employee population, (2) actuarial assumptions, (3) expected long-term rate of return on plan assets, and (4) discount rate. We describe below the effect of each of these variables on our pension expense.

SIZE AND CHARACTERISTICS OF THE EMPLOYEE POPULATION

Pension expense is directly related to the number of employees covered by the plans, and other factors including salary, age and years of employment. The number of our employees eligible for pension benefits has steadily increased over the last few years, causing a proportional growth in pension expense.

ACTUARIAL ASSUMPTIONS

To estimate the projected benefit obligation, actuarial assumptions are required about factors such as mortality rate, turnover rate, retirement rate, disability rate and the rate of compensation increases. These factors don't tend to change significantly over time, so the range of assumptions, and their impact on pension expense, is generally narrow.

EXPECTED LONG-TERM RATE OF RETURN ON PLAN ASSETS

We calculate the expected return on plan assets each year based on the composition of assets at the beginning of the plan year and the expected long-term rate of return on that portfolio. The expected long-term rate of return is designed to approximate the actual long-term rate of return on the plan assets over time and is not expected to change significantly. Therefore the pattern of income/expense recognition closely matches the stable pattern of services provided by our employees over the life of the pension obligation.

To determine if the expected rate of return is reasonable, we consider such factors as (1) the actual return earned on plan assets, (2) historical rates of return on the various asset classes in the plan portfolio, (3) projections of returns on various asset classes, and (4) current/prospective capital market conditions and economic forecasts. We have used an expected rate of return of 9% on plan assets for the past eight years. Over the last two decades, the plan assets have actually earned an average annualized rate of return higher than 9%. Differences in each year, if any, between expected and actual returns are included in our unrecognized net actuarial gain or loss amount. We generally amortize any unrecognized net actuarial gain or loss in excess of a 5% corridor (as defined in FAS 87, *Employers' Accounting for Pensions*) in net periodic pension calculations over the next five years. Our average remaining service period is approximately 11 years. See Note 16 (Employee Benefits and Other Expenses) to Financial Statements for details on changes in the pension benefit obligation and the fair value of plan assets.

We use November 30 as a measurement date for our pension asset and projected benefit obligation balances. If we were to assume a 1% increase/decrease in the expected long-term rate of return, holding the discount rate and other actuarial assumptions constant, pension expense would decrease/increase by approximately $44 million.

DISCOUNT RATE

We use the discount rate to determine the present value of our future benefit obligations. It reflects the rates available on long-term high-quality fixed-income debt instruments, reset annually on the measurement date. We lowered our discount rate to 6% in 2004 from 6.5% in 2003 and 7% in 2002, reflecting the decline in market interest rates during these periods.

If we were to assume a 1% increase in the discount rate, and keep the expected long-term rate of return and other actuarial assumptions constant, pension expense would decrease by approximately $62 million; if we were to assume a 1% decrease in the discount rate, and keep other assumptions constant, pension expense would increase by approximately $90 million. The decrease to pension expense based on a 1% increase in discount rate differs from the increase to pension expense based on a 1% decrease in discount rate due to the 5% corridor.

Net Interest Income

Net interest income is the interest earned on debt securities, loans (including yield-related loan fees) and other interest-earning assets minus the interest paid for deposits and long-term and short-term debt. The net interest margin is the average yield on earning assets minus the average interest rate paid for deposits and our other sources of funding. Net interest income and the net interest margin are presented on a taxable-equivalent basis to consistently reflect income from taxable and tax-exempt loans and securities based on a 35% marginal tax rate.

Net interest income on a taxable-equivalent basis was $17.3 billion in 2004, compared with $16.1 billion in 2003, an increase of 7%. The increase was primarily due to strong consumer loan growth, particularly in mortgage products. The benefit of this growth was partially offset by lower loan yields as new volumes were added below the portfolio average.

The net interest margin for 2004 decreased to 4.89% from 5.08% in 2003. The decrease was primarily due to lower investment portfolio yields following maturities and prepayments of higher yielding mortgage-backed securities, and the addition of new consumer and commercial loans with yields below the existing portfolio average. These factors were partially offset by the benefits of balance sheet repositioning actions taken in 2004.

Average earning assets increased $36.2 billion in 2004 from 2003 due to increases in average loans and debt securities available for sale, offset by a decline in average mortgages held for sale. Loans averaged $269.6 billion in 2004, compared with $213.1 billion in 2003. The increase was largely due to growth in mortgage and home equity products. Average mortgages held for sale decreased to $32.3 billion in 2004 from $58.7 billion in 2003, due to a 37% decrease in mortgage originations as the refinance driven market declined from its exceptional 2003 level. Debt securities available for sale averaged $33.1 billion in 2004, compared with $27.3 billion in 2003.

Average core deposits are an important contributor to growth in net interest income and the net interest margin. This low-cost source of funding rose 8% from 2003. Total average retail core deposits, which exclude Wholesale Banking core deposits and mortgage escrow deposits, for 2004 grew $17.8 billion, or 11%, from a year ago. Average mortgage escrow deposits declined to $14.1 billion in 2004 from $18.9 billion in 2003. Average core deposits were $223.4 billion and $207.0 billion and funded 54.4% and 54.8% of average total assets in 2004 and 2003, respectively. While savings certificates of deposits declined on average from $20.9 billion to $18.9 billion, noninterest-bearing checking accounts and other core deposit categories increased on average from $186.1 billion in 2003 to $204.5 billion in 2004 reflecting growth in consumer and business primary account relationships. Total average interest-bearing deposits increased to $182.6 billion in 2004 from $161.7 billion a year ago. Total average noninterest-bearing deposits increased to $79.3 billion in 2004 from $76.8 billion a year ago.

Table 3 presents the individual components of net interest income and the net interest margin.

Table 3: Average Balances, Yields and Rates Paid (Taxable-Equivalent Basis) (1)(2)

(in millions)	2004 Average balance	2004 Yields/ rates	2004 Interest income/ expense	2003 Average balance	2003 Yields/ rates	2003 Interest income/ expense
EARNING ASSETS						
Federal funds sold, securities purchased under resale agreements and other short-term investments	$ 4,254	1.49%	$ 64	$ 4,174	1.16%	$ 49
Trading assets	5,286	2.75	145	6,110	2.56	156
Debt securities available for sale (3):						
Securities of U.S. Treasury and federal agencies	1,161	4.05	46	1,286	4.74	58
Securities of U.S. states and political subdivisions	3,501	8.00	267	2,424	8.62	196
Mortgage-backed securities:						
Federal agencies	21,404	6.03	1,248	18,283	7.37	1,276
Private collateralized mortgage obligations	3,604	5.16	180	2,001	6.24	120
Total mortgage-backed securities	25,008	5.91	1,428	20,284	7.26	1,396
Other debt securities (4)	3,395	7.72	236	3,302	7.75	240
Total debt securities available for sale (4)	33,065	6.24	1,977	27,296	7.32	1,890
Mortgages held for sale (3)	32,263	5.38	1,737	58,672	5.34	3,136
Loans held for sale (3)	8,201	3.56	292	7,142	3.51	251
Loans:						
Commercial and commercial real estate:						
Commercial	49,365	5.77	2,848	47,279	6.08	2,876
Other real estate mortgage	28,708	5.35	1,535	25,846	5.44	1,405
Real estate construction	8,724	5.30	463	7,954	5.11	406
Lease financing	5,068	6.23	316	4,453	6.22	277
Total commercial and commercial real estate	91,865	5.62	5,162	85,532	5.80	4,964
Consumer:						
Real estate 1-4 family first mortgage	87,700	5.44	4,772	56,252	5.54	3,115
Real estate 1-4 family junior lien mortgage	44,415	5.18	2,300	31,670	5.80	1,836
Credit card	8,878	11.80	1,048	7,640	12.06	922
Other revolving credit and installment	33,528	9.01	3,022	29,838	9.09	2,713
Total consumer	174,521	6.38	11,142	125,400	6.85	8,586
Foreign	3,184	15.30	487	2,200	18.00	396
Total loans (5)	269,570	6.23	16,791	213,132	6.54	13,946
Other	1,709	3.81	65	1,626	4.57	74
Total earning assets	$354,348	5.97	21,071	$318,152	6.16	19,502
FUNDING SOURCES						
Deposits:						
Interest-bearing checking	$ 3,059	.44	13	$ 2,571	.27	7
Market rate and other savings	122,129	.69	838	106,733	.66	705
Savings certificates	18,850	2.26	425	20,927	2.53	529
Other time deposits	29,750	1.43	427	25,388	1.20	305
Deposits in foreign offices	8,843	1.40	124	6,060	1.11	67
Total interest-bearing deposits	182,631	1.00	1,827	161,679	1.00	1,613
Short-term borrowings	26,130	1.35	353	29,898	1.08	322
Long-term debt	67,898	2.41	1,637	53,823	2.52	1,355
Guaranteed preferred beneficial interests in Company's subordinated debentures (6)	—	—	—	3,306	3.66	121
Total interest-bearing liabilities	276,659	1.38	3,817	248,706	1.37	3,411
Portion of noninterest-bearing funding sources	77,689	—	—	69,446	—	—
Total funding sources	$354,348	1.08	3,817	$318,152	1.08	3,411
Net interest margin and net interest income on a taxable-equivalent basis (7)		4.89%	$17,254		5.08%	$16,091
NONINTEREST-EARNING ASSETS						
Cash and due from banks	$ 13,055			$ 13,433		
Goodwill	10,418			9,905		
Other	32,758			36,123		
Total noninterest-earning assets	$ 56,231			$ 59,461		
NONINTEREST-BEARING FUNDING SOURCES						
Deposits	$ 79,321			$ 76,815		
Other liabilities	18,764			20,030		
Stockholders' equity	35,835			32,062		
Noninterest-bearing funding sources used to fund earning assets	(77,689)			(69,446)		
Net noninterest-bearing funding sources	$ 56,231			$ 59,461		
TOTAL ASSETS	$410,579			$377,613		

(1) Our average prime rate was 4.34%, 4.12%, 4.68%, 6.91% and 9.24% for 2004, 2003, 2002, 2001 and 2000, respectively. The average three-month London Interbank Offered Rate (LIBOR) was 1.62%, 1.22%, 1.80%, 3.78% and 6.52% for the same years, respectively.

(2) Interest rates and amounts include the effects of hedge and risk management activities associated with the respective asset and liability categories.

(3) Yields are based on amortized cost balances computed on a settlement date basis.

(4) Includes certain preferred securities.

		2002			2001			2000
Average balance	Yields/ rates	Interest income/ expense	Average balance	Yields/ rates	Interest income/ expense	Average balance	Yields/ rates	Interest income/ expense
$ 2,961	1.73%	$ 51	$ 2,741	3.72%	$ 102	$ 2,485	6.18%	$ 153
4,747	3.58	169	2,580	4.44	115	1,713	5.71	98
1,770	5.57	95	2,158	6.55	137	3,322	6.16	210
2,106	8.33	167	2,026	7.98	154	2,080	7.74	162
26,718	7.23	1,856	27,433	7.19	1,917	26,054	7.22	1,903
2,341	7.18	163	1,766	8.55	148	2,379	7.61	187
29,059	7.22	2,019	29,199	7.27	2,065	28,433	7.25	2,090
3,029	7.74	232	3,343	7.80	254	5,049	7.93	261
35,964	7.25	2,513	36,726	7.32	2,610	38,884	7.24	2,723
39,858	6.13	2,450	23,677	6.72	1,595	10,725	7.85	849
5,380	4.69	252	4,820	6.58	317	4,915	8.50	418
46,520	6.80	3,164	48,648	8.01	3,896	45,352	9.40	4,263
25,413	6.17	1,568	24,194	7.99	1,934	22,509	8.99	2,023
7,925	5.69	451	8,073	8.10	654	6,934	10.02	695
4,079	6.32	258	4,024	6.90	278	4,218	5.35	225
83,937	6.48	5,441	84,939	7.96	6,762	79,013	9.12	7,206
32,669	6.69	2,185	23,359	7.54	1,761	17,190	7.72	1,327
25,220	7.07	1,783	17,587	9.20	1,619	14,458	10.85	1,569
6,810	12.27	836	6,270	13.36	838	5,867	14.58	856
24,072	10.28	2,475	23,459	11.40	2,674	21,824	12.06	2,631
88,771	8.20	7,279	70,675	9.75	6,892	59,339	10.76	6,383
1,774	18.90	335	1,603	20.82	333	1,621	21.15	343
174,482	7.48	13,055	157,217	8.90	13,987	139,973	9.95	13,932
1,436	4.87	72	1,262	5.50	69	1,378	6.56	91
$264,828	7.04	18,562	$229,023	8.24	18,795	$200,073	9.18	18,264
$ 2,494	.55	14	$ 2,178	1.59	35	$ 3,424	1.88	64
93,787	.95	893	80,585	2.08	1,675	63,577	2.81	1,786
24,278	3.21	780	29,850	5.13	1,530	30,101	5.37	1,616
8,191	1.86	153	1,332	5.04	67	4,438	5.69	253
5,011	1.58	79	6,209	3.96	246	5,950	6.22	370
133,761	1.43	1,919	120,154	2.96	3,553	107,490	3.80	4,089
33,278	1.61	536	33,885	3.76	1,273	28,222	6.23	1,758
42,158	3.33	1,404	34,501	5.29	1,826	29,000	6.69	1,939
2,780	4.23	118	1,394	6.40	89	935	7.92	74
211,977	1.88	3,977	189,934	3.55	6,741	165,647	4.75	7,860
52,851	—	—	39,089	—	—	34,426	—	—
$264,828	1.51	3,977	$229,023	2.95	6,741	$200,073	3.95	7,860
	5.53%	$14,585		5.29%	$12,054		5.23%	$10,404
$ 13,820			$ 14,608			$ 13,103		
9,737			9,514			8,811		
33,340			32,222			28,170		
$ 56,897			$ 56,344			$ 50,084		
$ 63,574			$ 55,333			$ 48,691		
17,054			13,214			10,949		
29,120			26,886			24,870		
(52,851)			(39,089)			(34,426)		
$ 56,897			$ 56,344			$ 50,084		
$321,725			$285,367			$250,157		

(5) Nonaccrual loans and related income are included in their respective loan categories.
(6) At December 31, 2003, upon adoption of FIN 46 (revised December 2003), *Consolidation of Variable Interest Entities* (FIN 46R), these balances were reflected in long-term debt. See Note 13 (Guaranteed Preferred Beneficial Interests in Company's Subordinated Debentures) to Financial Statements for more information.
(7) Includes taxable-equivalent adjustments primarily related to tax-exempt income on certain loans and securities. The federal statutory tax rate was 35% for all years presented.

Noninterest Income

Table 4: Noninterest Income

(in millions)	Year ended December 31, 2004	2003	2002	% Change 2004/2003	2003/2002
Service charges on deposit accounts	$ 2,417	$ 2,297	$ 2,134	5%	8%
Trust and investment fees:					
Trust, investment and IRA fees	1,509	1,345	1,343	12	—
Commissions and all other fees	607	592	532	3	11
Total trust and investment fees	2,116	1,937	1,875	9	3
Card fees	1,230	1,079	977	14	10
Other fees:					
Cash network fees	180	179	183	1	(2)
Charges and fees on loans	921	756	616	22	23
All other	678	625	573	8	9
Total other fees	1,779	1,560	1,372	14	14
Mortgage banking:					
Servicing fees, net of amortization and provision for impairment	1,037	(954)	(737)	—	29
Net gains on mortgage loan origination/sales activities	539	3,019	2,086	(82)	45
All other	284	447	364	(36)	23
Total mortgage banking	1,860	2,512	1,713	(26)	47
Operating leases	836	937	1,115	(11)	(16)
Insurance	1,193	1,071	997	11	7
Trading assets	523	502	321	4	56
Net gains (losses) on debt securities available for sale	(15)	4	293	—	(99)
Net gains (losses) from equity investments	394	55	(327)	616	—
Net gains on sales of loans	11	28	19	(61)	47
Net gains (losses) on dispositions of operations	(15)	29	10	—	190
All other	580	371	268	56	38
Total	$12,909	$12,382	$10,767	4%	15%

Service charges on deposit accounts increased 5% to $2,417 million in 2004 from $2,297 million in 2003 due to growth in core deposits and increased activity.

We earn trust, investment and IRA fees from managing and administering assets, which include mutual funds, corporate trust, personal trust, employee benefit trust and agency assets. Generally, these fees are based on the market value of the assets that are managed, administered, or both. At December 31, 2004, our managed and administered assets totaled approximately $705 billion, up from $576 billion at December 31, 2003. This increase included $24 billion in mutual fund assets and $5 billion in institutional investment accounts acquired from Strong Financial Corporation (Strong Financial) at December 31, 2004. When the merger of the *Wells Fargo Funds®* and certain Strong Financial funds is completed in second quarter 2005, we will rename our mutual fund family the *Wells Fargo Advantage Funds*℠. The increase in trust, investment and IRA fees was primarily due to growth in assets, successful efforts to grow businesses, and modest fill-in acquisitions (excluding the year-end Strong Financial transaction).

Additionally, we receive commission and other fees for providing services for retail and discount brokerage customers. At December 31, 2004 and 2003, brokerage balances were approximately $86 billion and $78 billion, respectively. Generally, these fees are based on the number of transactions executed at the customer's direction.

Card fees increased 14% to $1,230 million in 2004 from $1,079 million in 2003 predominantly due to increases in credit card accounts and credit and debit card transaction volume.

Other fees increased 14% to $1,779 million in 2004 from $1,560 million in 2003 due to the increase in loan fees as a result of growth in the portfolio.

Mortgage banking noninterest income was $1,860 million in 2004, compared with $2,512 million in 2003. Net servicing fees reflected income of $1,037 million in 2004 compared with losses of $954 million in 2003. Servicing fees are presented net of amortization and impairment of mortgage servicing rights (MSRs) and gains and losses from hedge ineffectiveness, which are all influenced by both the level and direction of mortgage interest rates. The increase in net servicing fees in 2004, compared with the prior year, reflected a reduction of $934 million in amortization due to an increase in average interest rates and higher gross servicing fees resulting from growth in the servicing portfolio. In addition, to reflect the higher value of our MSRs, we reversed $208 million of the valuation allowance in 2004, compared with an impairment provision of $1,092 million in 2003. Net derivative gains on fair value hedges of our MSRs were $554 million and $1,111 million in 2004 and 2003, respectively. (For further discussion of hedge accounting for MSRs see Note 27 (Derivatives – Fair Value Hedges) to Financial Statements.)

Net gains on mortgage loan origination/sales activities were $539 million in 2004, compared with $3,019 million for 2003. The lower level of gains in 2004 compared with 2003 reflected lower origination volume and a decrease in margins due primarily to the increase in average interest rates and lower consumer demand. Originations during 2004 declined to $298 billion from $470 billion in 2003.

Net losses on debt securities were $15 million for 2004, compared with net gains of $4 million for 2003. Net gains from equity investments were $394 million in 2004, compared with gains of $55 million in 2003 due to improved market conditions.

We routinely review our investment portfolios and recognize impairment write-downs based primarily on issuer-specific factors and results, and our intent to hold such securities. We also consider general economic and market conditions, including industries in which venture capital investments are made, and adverse changes affecting the availability of venture capital. We determine impairment based on all of the information available at the time of the assessment, but new information or economic developments in the future could result in recognition of additional impairment.

"All other" noninterest income for 2003 was offset by $163 million of losses on the early retirement of $2.6 billion of term debt that was previously issued at higher costs.

Noninterest Expense

Table 5: Noninterest Expense

(in millions)	Year ended December 31, 2004	2003	2002	% Change 2004/ 2003	2003/ 2002
Salaries	**$ 5,393**	$ 4,832	$ 4,383	**12%**	10%
Incentive compensation	**1,807**	2,054	1,706	**(12)**	20
Employee benefits	**1,724**	1,560	1,283	**11**	22
Equipment	**1,236**	1,246	1,014	**(1)**	23
Net occupancy	**1,208**	1,177	1,102	**3**	7
Operating leases	**633**	702	802	**(10)**	(12)
Outside professional services	**669**	509	445	**31**	14
Contract services	**626**	866	546	**(28)**	59
Advertising and promotion	**459**	392	327	**17**	20
Travel and entertainment	**442**	389	337	**14**	15
Outside data processing	**418**	404	350	**3**	15
Telecommunications	**296**	343	347	**(14)**	(1)
Postage	**269**	336	256	**(20)**	31
Charitable donations	**248**	237	39	**5**	508
Insurance	**247**	197	169	**25**	17
Stationery and supplies	**240**	241	226	**—**	7
Operating losses	**192**	193	163	**(1)**	18
Net losses from debt extinguishment	**174**	—	—	**—**	—
Security	**161**	163	159	**(1)**	3
Core deposit intangibles	**134**	142	155	**(6)**	(8)
All other	**997**	1,207	902	**(17)**	34
Total	**$17,573**	$17,190	$14,711	**2%**	17%

Noninterest expense in 2004 increased only 2%, including the net losses on extinguishment of debt and additional investments made in new stores, technology and additional sales and service team members, offset by a reduction in Home Mortgage production costs. Employee benefits expense included the $44 million special 401(k) contribution. Noninterest expense for 2004 included a $217 million expense for a charitable contribution to our Foundation, to be funded by tax-advantaged venture capital gains, and 2003 included donations of appreciated public equity securities to our Foundation.

We expect to incur approximately $65 million of integration expense related to the Strong Financial transaction, of which $19 million (or approximately $.01 per share) was incurred in fourth quarter 2004. In 2005, we expect to incur total integration expense of approximately $.02 per share for the balance of the expenses for the Strong Financial transaction and for the pending acquisition of First Community Capital Corporation.

We will expense stock options, as required, beginning July 1, 2005, and estimate the effect of expensing current outstanding options will reduce earnings per share by $.03 for the last half of 2005.

Operating Segment Results

Our lines of business for management reporting consist of Community Banking, Wholesale Banking and Wells Fargo Financial.

COMMUNITY BANKING'S net income increased 14% to $5.0 billion in 2004 from $4.4 billion in 2003. Net interest income increased to $12.2 billion in 2004 from $11.5 billion in 2003, or 6%, primarily due to growth in consumer loans and deposits, partially offset by a decrease in average mortgages held for sale. Average loans were $187.0 billion in 2004, up 31% from $143.2 billion in 2003. Retail core deposits, which exclude Wholesale Banking core deposits and mortgage escrow deposits, averaged $183.7 billion in 2004, up 11% over the prior year. Revenue in businesses other than Home Mortgage rose 10% on higher fee revenue, including deposit service charges, trust and investments, debit and credit cards and insurance. Home Mortgage revenue decreased from 2003, a year of record originations from strong refinancing activity. While total Community Banking noninterest expense included additional investments made in technology, store growth and additional team members, total noninterest expense decreased $137 million, or 1%, due to overall expense management, including a reduction in Home Mortgage production costs.

WHOLESALE BANKING'S net income increased 11% to $1.6 billion in 2004 from $1.4 billion in 2003. Average loans increased 7% and average core deposits grew 14% from 2003. The quality of Wholesale Banking's loan portfolio improved as reflected in a lower level of nonperforming loans and a decrease in net credit losses from the prior year. The provision for credit losses decreased to $62 million in 2004 from $177 million in 2003, due to lower net charge-offs. Noninterest income increased $304 million to $3.1 billion in 2004 compared with 2003, primarily due to higher income in insurance brokerage, trust and investment fees, commissions and capital markets activity. Noninterest expense increased to $2.7 billion in 2004 from $2.6 billion in 2003 primarily due to higher personnel expense, along with integration costs related to the Strong Financial transaction.

WELLS FARGO FINANCIAL'S net income increased 12% to $507 million in 2004 from $451 million in 2003. The 2004 results reflected a strong increase in real estate secured loans and auto lending, as average loans reached $29.5 billion, an increase of 45% over the prior year. Total revenue rose 18% in 2004, reaching $3.2 billion, compared with $2.7 billion in 2003, due to higher net interest income. Net interest income increased $482 million, or 21%, to $2.8 billion in 2004 from $2.3 billion in 2003 due to growth in average loans. The provision for credit losses increased by $174 million from 2003 to 2004 due to the growth in average loans and expected seasoning in the loan portfolio. Noninterest expense increased $247 million, or 18%, in 2004 from 2003, reflecting investments in new consumer finance stores and additional team members.

For a more complete description of our operating segments, including additional financial information and the underlying management accounting process, see Note 20 (Operating Segments) to Financial Statements.

A comparison between the year-end 2004 and 2003 balance sheets is presented below.

Securities Available for Sale

Our securities available for sale portfolio includes both debt and marketable equity securities. We hold debt securities available for sale primarily for liquidity, interest rate risk management and yield enhancement purposes. Accordingly, this portfolio primarily includes very liquid, high-quality federal agency debt securities. At December 31, 2004, we held $33.0 billion of debt securities available for sale, compared with $32.4 billion at December 31, 2003, with a net unrealized gain of $1.2 billion and $1.3 billion for the same periods. In addition, we held $696 million of marketable equity securities available for sale at December 31, 2004, and $582 million at December 31, 2003, with a net unrealized gain of $189 million and $188 million for the same periods.

The weighted-average expected maturity of debt securities available for sale was 4.3 years at December 31, 2004. Since 76% of this portfolio is mortgage-backed securities, the expected remaining maturity may differ from contractual maturity because borrowers may have the right to prepay obligations before the underlying mortgages mature.

The estimated effect of a 200 basis point increase or decrease in interest rates on the fair value and the expected remaining maturity of the mortgage-backed securities available for sale portfolio is in Table 6.

Table 6: Mortgage-Backed Securities

(in billions)	Fair value	Net unrealized gain (loss)	Remaining maturity
At December 31, 2004	$25.1	$ .9	3.7 yrs.
At December 31, 2004, assuming a 200 basis point:			
Increase in interest rates	23.2	(1.0)	6.3 yrs.
Decrease in interest rates	25.9	1.7	1.6 yrs.

See Note 5 (Securities Available for Sale) to Financial Statements for securities available for sale by security type.

Loan Portfolio

A comparative schedule of average loan balances is included in Table 3; year-end balances are in Note 6 (Loans and Allowance for Credit Losses) to Financial Statements.

Loans averaged $269.6 billion in 2004, compared with $213.1 billion in 2003, an increase of 26%. Total loans at December 31, 2004, were $287.6 billion, compared with $253.1 billion at year-end 2003, an increase of 14%. Average 1–4 family first mortgages and junior liens increased $31.4 billion, or 56%, and $12.7 billion, or 40%, respectively, in 2004 compared with a year ago. Average commercial and commercial real estate loans increased $6.3 billion in 2004 compared with a year ago. Average mortgages held for sale decreased $26.4 billion, or 45%, to $32.3 billion in 2004 from $58.7 billion in 2003 due to lower origination volume. With lower refinancing demand in 2004, residential mortgage originations of $298 billion were down 37% from the industry record of $470 billion we established in 2003.

Deposits

Year-end deposit balances are in Table 7. Comparative detail of average deposit balances is included in Table 3. Average core deposits funded 54.4% and 54.8% of average total assets in 2004 and 2003, respectively. Total average interest-bearing deposits rose from $161.7 billion in 2003 to $182.6 billion in 2004. Total average noninterest-bearing deposits rose from $76.8 billion in 2003 to $79.3 billion in 2004. Savings certificates declined on average from $20.9 billion in 2003 to $18.9 billion in 2004.

Table 7: Deposits

(in millions)	December 31, 2004	December 31, 2003	% Change
Noninterest-bearing	$ 81,082	$ 74,387	9%
Interest-bearing checking	3,122	2,735	14
Market rate and other savings	126,648	114,362	11
Savings certificates	18,851	19,787	(5)
Core deposits	229,703	211,271	9
Other time deposits	36,622	27,488	33
Deposits in foreign offices	8,533	8,768	(3)
Total deposits	$274,858	$247,527	11%

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

Off-Balance Sheet Arrangements, Variable Interest Entities, Guarantees and Other Commitments

We consolidate our majority-owned subsidiaries and subsidiaries in which we are the primary beneficiary. Generally, we use the equity method of accounting if we own at least 20% of an affiliate and we carry the investment at cost if we own less than 20% of an affiliate. See Note 1 (Summary of Significant Accounting Policies) to Financial Statements for our consolidation policy.

In the ordinary course of business, we engage in financial transactions that are not recorded on the balance sheet, or may be recorded on the balance sheet in amounts that are different than the full contract or notional amount of the transaction. These transactions are designed to (1) meet the financial needs of customers, (2) manage our credit, market or liquidity risks, (3) diversify our funding sources or (4) optimize capital, and are accounted for in accordance with generally accepted accounting principles (GAAP).

Almost all of our off-balance sheet arrangements result from securitizations. We routinely securitize home mortgage loans and, from time to time, other financial assets, including student loans, commercial mortgages and automobile receivables. We normally structure loan securitizations as sales, in accordance with FAS 140. This involves the transfer of financial assets to certain qualifying special-purpose entities that we are not required to consolidate. In a securitization, we can convert the assets into cash earlier than if we held the assets to maturity. Special-purpose entities used in these types of securitizations obtain cash to acquire assets by issuing securities to investors. In a securitization, we usually provide representations and warranties for receivables transferred. Also, we generally retain the right to service the transferred receivables and to repurchase those receivables from the special-purpose entity if the outstanding balance of the receivable falls to a level where the cost exceeds the benefits of servicing such receivables.

At December 31, 2004, securitization arrangements sponsored by the Company consisted of approximately $77 billion in securitized loan receivables, including $45 billion of home mortgage loans. We retained servicing rights and other beneficial interests related to these securitizations of $575 million, consisting of $138 million in securities, $353 million in servicing assets and $84 million in other retained interests. Related to securitizations, we provided $16 million in liquidity commitments in demand notes and reserve fund balances, and committed to provide up to $32 million in credit enhancements.

Also, we hold variable interests greater than 20% but less than 50% in certain special-purpose entities formed to provide affordable housing and to securitize high-yield corporate debt that had approximately $3 billion in total assets at December 31, 2004. We are not required to consolidate these entities. Our maximum exposure to loss as a result of our involvement with these unconsolidated variable interest entities was approximately $950 million at December 31, 2004, primarily representing investments in entities formed to invest in affordable housing. We, however, expect to recover our investment over time through realization of federal low-income housing tax credits.

For more information on securitizations including sales proceeds and cash flows from securitizations, see Note 21 (Securitizations and Variable Interest Entities) to Financial Statements.

Home Mortgage, in the ordinary course of business, originates a portion of its mortgage loans through unconsolidated joint ventures in which we own an interest of 50% or less. Loans made by these joint ventures are funded by Wells Fargo Bank, N.A., or an affiliated entity, through an established line of credit and are subject to specified underwriting criteria. At December 31, 2004, the total assets of these mortgage origination joint ventures were approximately $80 million. We provide liquidity to these joint ventures in the form of outstanding lines of credit and, at December 31, 2004, these liquidity commitments totaled $350 million.

We also hold interests in other unconsolidated joint ventures formed with unrelated third parties to provide efficiencies from economies of scale. A third party manages our real estate lending services joint ventures and provides customers title, escrow, appraisal and other real estate related services. Our merchant services joint venture includes credit card processing and related activities. At December 31, 2004, total assets of our real estate lending and merchant services joint ventures were approximately $520 million.

When we acquire brokerage, asset management and insurance agencies, the terms of the acquisitions may provide for deferred payments or additional consideration, based on certain performance targets. At December 31, 2004, the amount of contingent consideration we expected to pay was not significant to our financial statements.

As a financial services provider, we routinely commit to extend credit, including loan commitments, standby letters of credit and financial guarantees. A significant portion of commitments to extend credit may expire without being drawn upon. These commitments are subject to the same credit policies and approval process used for our loans. For more information, see Note 6 (Loans and Allowance for Credit Losses) and Note 25 (Guarantees) to Financial Statements.

In our venture capital and capital markets businesses, we commit to fund equity investments directly to investment funds and to specific private companies. The timing of future cash requirements to fund these commitments generally depends on the venture capital investment cycle, the period over which privately-held companies are funded by venture capital investors and ultimately taken public through an initial offering. This cycle can vary based on market conditions and the industry in which the companies operate. We expect that many of these investments will become public, or otherwise become liquid, before the balance of unfunded equity commitments is used. At December 31, 2004, these commitments were approximately $685 million. Our other investment commitments, principally affordable housing, civic and other community development initiatives, were approximately $530 million at December 31, 2004. Also, in 2004, we made an irrevocable commitment of $275 million to the Wells Fargo Foundation to fund the Foundation over the next eight to ten years, which resulted in a $217 million charitable contribution expense.

In the ordinary course of business, we enter into indemnification agreements, including underwriting agreements relating to offers and sales of our securities, acquisition agreements, and various other business transactions or arrangements, such as relationships arising from service as a director or officer of the Company. For more information, see Note 25 (Guarantees) to Financial Statements.

Contractual Obligations

In addition to the contractual commitments and arrangements described above, which, depending on the nature of the obligation, may or may not require use of our resources, we enter into other contractual obligations in the ordinary course of business, including debt issuances for the funding of operations and leases for premises and equipment.

Table 8 summarizes these contractual obligations at December 31, 2004, except obligations for short-term borrowing arrangements and pension and postretirement benefits plans. More information on these obligations is in Notes 11 (Short-Term Borrowings) and 16 (Employee Benefits and Other Expenses) to Financial Statements. The table also excludes other commitments more fully described under "Off-Balance Sheet Arrangements, Variable Interest Entities, Guarantees and Other Commitments."

We enter into derivatives, which create contractual obligations, as part of our interest rate risk management process, for our customers or for other trading activities. See "Asset/Liability and Market Risk Management" in this report and Note 27 (Derivatives) to Financial Statements for more information.

Transactions with Related Parties

FAS 57, *Related Party Disclosures*, requires disclosure of material related party transactions, other than compensation arrangements, expense allowances and other similar items in the ordinary course of business. The Company had no related party transactions required to be reported under FAS 57 for the years ended December 31, 2004, 2003 and 2002.

Table 8: Contractual Obligations

(in millions)	Note(s) to Financial Statements	Less than 1 year	1-3 years	3-5 years	More than 5 years	Indeterminate maturity (1)	Total
Contractual payments by period:							
Deposits	10	$56,279	$ 5,668	$ 1,557	$ 349	$211,005	$274,858
Long-term debt (2)	7, 12	14,586	22,465	16,785	19,744	—	73,580
Operating leases	7	476	730	487	835	—	2,528
Purchase obligations (3)		2,155	176	43	4	—	2,378
Total contractual obligations		$73,496	$29,039	$18,872	$20,932	$211,005	$353,344

(1) Represents interest- and noninterest-bearing checking, market rate and other savings accounts.
(2) Includes capital leases of $20 million.
(3) Represents agreements to purchase goods or services.

Risk Management

Credit Risk Management Process

Our credit risk management process provides for decentralized management and accountability by our lines of business. Our overall credit process includes comprehensive credit policies, frequent and detailed risk measurement and modeling, extensive credit training programs and a continual loan audit review process. In addition, regulatory examiners review and perform detailed tests of our credit underwriting, loan administration and allowance processes.

Managing credit risk is a company-wide process. We have credit policies for all banking and nonbanking operations incurring credit risk with customers or counterparties that provide a consistent, prudent approach to credit risk management. We use detailed tracking and analysis to measure credit performance and exception rates and we routinely review and modify credit policies as appropriate. We have corporate data integrity standards to ensure accurate and complete credit performance reporting. We strive to identify problem loans early and have dedicated, specialized collection and work-out units.

The Chief Credit Officer, who reports directly to the Chief Executive Officer, provides company-wide credit oversight. Each business unit with direct credit risks has a credit officer and has the primary responsibility for managing its own credit risk. The Chief Credit Officer delegates authority, limits and other requirements to the business units. These delegations are routinely reviewed and amended if there are significant changes in personnel or credit performance. The Chief Credit Officer is actively involved in the Corporate Enterprise Risk Management Committee.

Our business units and the office of the Chief Credit Officer periodically review all credit risk portfolios to ensure that the risk identification processes are functioning properly and that credit standards are followed. Business units conduct quality assurance reviews to ensure that loans meet portfolio or investor credit standards. Our loan examiners and/or internal auditors also independently review portfolios with credit risk.

Our primary business focus in middle market commercial and residential real estate, auto and small consumer lending, results in portfolio diversification. We ensure that we use appropriate methods to understand and underwrite risk.

In our wholesale portfolios, loans are individually underwritten and judgmentally risk rated. They are periodically monitored and prompt corrective actions are taken on deteriorating loans.

Retail loans are typically underwritten with statistical decision-making tools and are managed throughout their life cycle on a portfolio basis. The Chief Credit Officer establishes corporate standards for model development and validation to ensure sound credit decisions and regulatory compliance.

Each business unit completes quarterly asset quality forecasts to quantify its intermediate-term outlook for loan losses and recoveries, nonperforming loans and market trends. To make sure our overall allowance for credit losses is adequate we conduct periodic stress tests. This includes a portfolio loss simulation model that simulates a range of possible losses for various sub-portfolios assuming various trends in loan quality. We assess loan portfolios for geographic, industry, or other concentrations and develop mitigation strategies, which may include loan sales, syndications or third party insurance, to minimize these concentrations as we deem necessary.

We routinely review and evaluate risks that are not borrower specific but that may influence the behavior of a particular credit, group of credits or entire sub-portfolios. We also assess risk for particular industries and specific macroeconomic trends.

NONACCRUAL LOANS AND OTHER ASSETS

Table 9 shows the five-year trend for nonaccrual loans and other assets. We generally place loans on nonaccrual status (1) when the full and timely collection of interest or principal becomes uncertain, (2) when they are 90 days (120 days with respect to real estate 1–4 family first and junior lien mortgages) past due for interest or principal (unless both well-secured and in the process of collection) or (3) when part of the principal balance has been charged off. Note 1 (Summary of Significant Accounting Policies) to Financial Statements describes our accounting policy for nonaccrual loans.

We expect that the amount of nonaccrual loans will change due to portfolio growth, portfolio seasoning, routine problem loan recognition and resolution through collections, sales or charge-offs. The performance of any loan can be affected by external factors, such as economic conditions, or factors particular to a borrower, such as actions of a borrower's management.

If interest due on the book balances of all nonaccrual loans (including loans that were but are no longer on nonaccrual at year end) had been accrued under the original terms, approximately $80 million of interest would have been recorded in 2004, compared with payments of $38 million recorded as interest income.

Substantially all foreclosed assets at December 31, 2004, have been in the portfolio one year or less.

Table 9: Nonaccrual Loans and Other Assets

(in millions)					December 31,
	2004	2003	2002	2001	2000
Nonaccrual loans:					
Commercial and commercial real estate:					
Commercial	**$ 345**	$ 592	$ 796	$ 827	$ 739
Other real estate mortgage	**229**	285	192	210	113
Real estate construction	**57**	56	93	145	57
Lease financing	**68**	73	79	163	92
Total commercial and commercial real estate	**699**	1,006	1,160	1,345	1,001
Consumer:					
Real estate 1-4 family first mortgage	**386**	274	230	205	128
Real estate 1-4 family junior lien mortgage	**92**	87	49	22	22
Other revolving credit and installment	**160**	88	48	59	36
Total consumer	**638**	449	327	286	186
Foreign	**21**	3	5	9	7
Total nonaccrual loans (1)	**1,358**	1,458	1,492	1,640	1,194
As a percentage of total loans	**.47%**	.58%	.78%	.98%	.77%
Foreclosed assets	**212**	198	195	160	120
Real estate investments (2)	**2**	6	4	2	27
Total nonaccrual loans and other assets	**$1,572**	$1,662	$1,691	$1,802	$1,341
As a percentage of total loans	**.55%**	.66%	.88%	1.08%	.86%

(1) Includes impaired loans of $309 million, $629 million, $612 million, $823 million and $504 million at December 31, 2004, 2003, 2002, 2001 and 2000, respectively. (See Notes 1 (Significant Accounting Policies) and 6 (Loans and Allowance for Credit Losses) to Financial Statements for further discussion of impaired loans.)

(2) Real estate investments (contingent interest loans accounted for as investments) that would be classified as nonaccrual if these assets were recorded as loans. Real estate investments totaled $4 million, $9 million, $9 million, $24 million and $56 million at December 31, 2004, 2003, 2002, 2001 and 2000, respectively.

LOANS 90 DAYS OR MORE PAST DUE AND STILL ACCRUING

Loans included in this category are 90 days or more past due as to interest or principal and still accruing, because they are (1) well-secured and in the process of collection or (2) real estate 1-4 family first mortgage loans or consumer loans exempt under regulatory rules from being classified as nonaccrual.

The total of loans 90 days past due and still accruing was $2,578 million, $2,337 million, $672 million, $698 million and $578 million at December 31, 2004, 2003, 2002, 2001 and 2000, respectively. In 2004 and 2003, the total included $1,820 million and $1,641 million, respectively, in advances pursuant to our servicing agreements to Government National Mortgage Association (GNMA) mortgage pools whose repayments are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs. Prior to clarifying guidance issued in 2003 as to classification as loans, GNMA advances were included in other assets. Table 10 provides detail by loan category excluding GNMA advances.

Table 10: Loans 90 Days or More Past Due and Still Accruing (Excluding Insured/Guaranteed GNMA Advances)

(in millions)					December 31,
	2004	2003	2002	2001	2000
Commercial and commercial real estate:					
Commercial	$ 26	$ 87	$ 92	$ 60	$ 87
Other real estate mortgage	6	9	7	22	24
Real estate construction	6	6	11	47	12
Total commercial and commercial real estate	38	102	110	129	123
Consumer:					
Real estate 1-4 family first mortgage	148	117	104	145	74
Real estate 1-4 family junior lien mortgage	40	29	18	17	18
Credit card	150	134	130	116	95
Other revolving credit and installment	306	271	282	268	235
Total consumer	644	551	534	546	422
Foreign	76	43	28	23	33
Total	$758	$696	$672	$698	$578

ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses, which comprises the allowance for loan losses and the reserve for unfunded credit commitments, is management's estimate of credit losses inherent in the loan portfolio at the balance sheet date. We assume that our allowance for credit losses as a percentage of charge-offs and nonperforming loans will change at different points in time based on credit performance, loan mix and collateral values. The analysis of the changes in the allowance for credit losses, including charge-offs and recoveries by loan category, is presented in Note 6 (Loans and Allowance for Credit Losses) to Financial Statements.

At December 31, 2004, the allowance for loan losses was $3.76 billion, or 1.31% of total loans, compared with $3.89 billion, or 1.54%, at December 31, 2003, and $3.82 billion, or 1.98%, at December 31, 2002. The decrease in the ratio of the allowance for loan losses to total loans was primarily due to significant growth in our consumer real estate portfolio, which inherently has lower losses that emerge over a longer time frame compared with other consumer products. We have historically experienced lower losses on our residential real estate secured consumer loan portfolio. The provision for credit losses totaled $1.72 billion in 2004 and 2003 and $1.68 billion in 2002. Net charge-offs in 2004 were .62% of average total loans, compared with .81% in 2003 and .96% in 2002. Any loan with past due principal or interest that is not both well-secured and in the process of collection generally is charged off (to the extent that it exceeds the fair value of any related collateral) based on loan category after a defined period of time. Also, loans are charged off when classified as a loss by either internal loan examiners or regulatory examiners.

At December 31, 2004, the reserve for unfunded credit commitments was $188 million, less than 5% of the allowance for credit losses, compared with 3% a year ago.

We consider the allowance for credit losses of $3.95 billion adequate to cover credit losses inherent in the loan portfolio, including unfunded credit commitments, at December 31, 2004. The process for determining the adequacy of the allowance for credit losses is critical to our financial results. It requires difficult, subjective and complex judgments, as a result of the need to make estimates about the effect of matters that are uncertain. (See "Financial Review – Critical Accounting Policies – Allowance for Credit Losses.") Therefore, we cannot provide assurance that, in any particular period, we will not have sizeable credit losses in relation to the amount reserved. We may need to significantly adjust the allowance for credit losses, considering current factors at the time, including economic conditions and ongoing internal and external examination processes. Our process for determining the adequacy of the allowance for credit losses is discussed in Note 6 (Loans and Allowance for Credit Losses) to Financial Statements.

Asset/Liability and Market Risk Management

Asset/liability management involves the evaluation, monitoring and management of interest rate risk, market risk, liquidity and funding. The Corporate Asset/Liability Management Committee (Corporate ALCO)—which oversees these risks and reports periodically to the Finance Committee of the Board of Directors—consists of senior financial and business executives. Each of our principal business groups—Community Banking (including Mortgage Banking), Wholesale Banking and Wells Fargo Financial—have individual asset/liability management committees and processes linked to the Corporate ALCO process.

INTEREST RATE RISK

Interest rate risk, which potentially can have a significant earnings impact, is an integral part of being a financial intermediary. We are subject to interest rate risk because:

- assets and liabilities may mature or reprice at different times (for example, if assets reprice faster than liabilities and interest rates are generally falling, earnings will initially decline);
- assets and liabilities may reprice at the same time but by different amounts (for example, when the general level of interest rates is falling, we may reduce rates paid on checking and savings deposit accounts by an amount that is less than the general decline in market interest rates);
- short-term and long-term market interest rates may change by different amounts (i.e., the shape of the yield curve may affect new loan yields and funding costs differently); or
- the remaining maturity of various assets or liabilities may shorten or lengthen as interest rates change (for example, if long-term mortgage interest rates decline sharply, mortgage-backed securities held in the securities available for sale portfolio may prepay significantly earlier than anticipated – which could reduce portfolio income). In addition, interest rates may have an indirect impact on loan demand, credit losses, mortgage origination volume, the value of mortgage servicing rights, the value of the pension liability and other sources of earnings.

We assess interest rate risk by comparing our most likely earnings plan with various earnings models using many interest rate scenarios that differ in the direction of interest rate changes, the degree of change over time, the speed of change and the projected shape of the yield curve. For example, if we assume an increase of 325 basis points in the federal funds rate and an increase of 250 basis points in the 10 year Constant Maturity Treasury Bond yield during the same period, estimated earnings at risk would be approximately 3.0% of our most likely earnings plan for 2005. Simulation estimates depend on, and will change with, the size and mix of our actual and projected balance sheet at the time of each simulation.

We use exchange-traded and over-the-counter interest rate derivatives to hedge our interest rate exposures. The credit risk amount and estimated net fair values of these derivatives as of December 31, 2004 and 2003 are presented in Note 27 (Derivatives) to Financial Statements. We use derivatives for asset/liability management in three ways:

- to convert most of the long-term fixed-rate debt to floating-rate payments by entering into receive-fixed swaps at issuance;
- to convert the cash flows from selected asset and/or liability instruments/portfolios from fixed to floating payments or vice versa; and
- to hedge the mortgage origination pipeline, funded mortgage loans and mortgage servicing rights using swaptions, futures, forwards and options.

MORTGAGE BANKING INTEREST RATE RISK

We originate, fund and service mortgage loans, which subjects us to a number of risks, including credit, liquidity and interest rate risks. We manage credit and liquidity risk by selling or securitizing most of the mortgage loans we originate. Changes in interest rates, however, may have a significant effect on mortgage banking income in any quarter and over time. Interest rates impact both the value of the mortgage servicing rights (MSRs), which is adjusted to the lower of cost or fair value, and the future earnings of the mortgage business, which are driven by origination volume and the duration of our servicing. We manage both risks by hedging the impact of interest rates on the value of the MSRs using derivatives, combined with the "natural hedge" provided by the origination and servicing components of the mortgage business; however, we do not hedge 100% of these two risks.

We hedge a significant portion of the value of our MSRs against a change in interest rates with derivatives. The principal source of risk in this hedging process is the risk that changes in the value of the hedging contracts may not match changes in the value of the hedged portion of our MSRs for any given change in long-term interest rates.

The value of our MSRs is influenced primarily by prepayment speed assumptions affecting the duration of the mortgage loans to which our MSRs relate. Changes in long-term interest rates affect these prepayment speed assumptions. For example, a decrease in long-term rates would accelerate prepayment speed assumptions as borrowers refinance their existing mortgage loans and decrease the value of the MSRs. In contrast, prepayment speed assumptions would tend to slow in a rising interest rate environment and increase the value of the MSRs.

For a given decline in interest rates, a portion of the potential reduction in the value of our MSRs is offset by estimated increases in origination and servicing fees over time from new mortgage activity or refinancing associated with that decline in interest rates. With much lower long-term interest rates, the decline in the value of our MSRs and the effect on net income would be immediate whereas the additional origination and servicing fee income accrues over time. Under GAAP, impairment of our MSRs, due to a decrease in long-term rates or other reasons, is charged to earnings through an increase to the valuation allowance.

In scenarios of sustained increases in long-term interest rates, origination fees may decline as refinancing activity slows. In such higher interest rate scenarios, the duration of the servicing portfolio may lengthen. In such circumstances, we may reduce periodic amortization of MSRs, and may recover some or all of the previously established valuation allowance.

Our MSRs totaled $7.9 billion, net of a valuation allowance of $1.6 billion at December 31, 2004, and $6.9 billion, net of a valuation allowance of $1.9 billion, at December 31, 2003. The weighted-average note rate on the owned servicing portfolio was 5.75% at December 31, 2004, and 5.90% at December 31, 2003. Our MSRs were 1.15% of mortgage loans serviced for others at December 31, 2004 and 2003.

As part of our mortgage banking activities, we enter into commitments to fund residential mortgage loans at specified times in the future. A mortgage loan commitment is an interest rate lock that binds us to lend funds to a potential borrower at a specified interest rate and within a specified period of time, generally up to 60 days after inception of the rate lock. These loan commitments are derivative loan commitments if the loans that will result from the exercise of the commitments will be held for sale. Under FAS 133, *Accounting for Derivative Instruments and Hedging Activities* (as amended), these derivative loan commitments are recognized at fair value on the consolidated balance sheet with changes in their fair values recorded as part of income from mortgage banking operations. Consistent with EITF 02-3, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities*, and SEC Staff Accounting Bulletin No. 105, *Application of Accounting Principles to Loan Commitments*, we record no value for the loan commitment at inception. Subsequent to inception, we recognize fair value of the derivative loan commitment based on estimated changes in the fair value of the underlying loan that would result from the exercise of that commitment and on changes in the probability that the loan will fund within the terms of the commitment. The value of that loan is affected primarily by changes in interest rates and the passage of time. We also apply a fall-out factor to the valuation of the derivative loan commitment for the probability that the loan will not fund within the terms of the commitments. The value of the MSRs is recognized only after the servicing asset has been contractually separated from the underlying loan by sale or securitization.

Outstanding derivative loan commitments expose us to the risk that the price of the loans underlying the commitments might decline due to increases in mortgage interest rates from inception of the rate lock to the funding of the loan. To minimize this risk, we utilize options, futures and forwards to economically hedge the potential decreases in the values of the loans that could result from the exercise of the loan commitments. We expect that these derivative financial instruments will experience changes in fair value that will offset the changes in fair value of the derivative loan commitments.

MARKET RISK – TRADING ACTIVITIES

From a market risk perspective, our net income is exposed to changes in interest rates, credit spreads, foreign exchange rates, equity and commodity prices and their implied volatilities. The primary purpose of our trading businesses is to accommodate customers in the management of their market price risks. Also, we take positions based on market expectations or to benefit from price differences between financial instruments and markets, subject to risk limits established and monitored by Corporate ALCO. All securities, loans, foreign exchange transactions, commodity transactions and derivatives—transacted with customers or used to hedge capital market transactions with customers—are carried at fair value. The Institutional Risk Committee establishes and monitors counterparty risk limits. The notional or contractual amount, credit risk amount and estimated net fair value of all customer accommodation derivatives at December 31, 2004 and 2003 are included in Note 27 (Derivatives) to Financial Statements. Open, "at risk" positions for all trading business are monitored by Corporate ALCO.

The standardized approach for monitoring and reporting market risk for the trading activities is the value-at-risk (VAR) metrics complemented with factor analysis and stress testing. Value-at-risk measures the worst expected loss over a given time interval and within a given confidence interval. We measure and report daily VAR at 99% confidence interval based on actual changes in rates and prices over the past 250 days. The analysis captures all financial instruments that are considered trading positions. The average one-day VAR throughout 2004 was $19 million, with a lower bound of $12 million and an upper bound of $57 million.

MARKET RISK – EQUITY MARKETS

We are directly and indirectly affected by changes in the equity markets. We make and manage direct equity investments in start-up businesses, emerging growth companies, management buy-outs, acquisitions and corporate recapitalizations. We also invest in non-affiliated funds that make similar private equity investments. These private equity investments are made within capital allocations approved by management and the Board of Directors. The Board reviews business developments, key risks and historical returns for the private equity investments at least annually. Management reviews these investments at least quarterly and assesses them for possible other-than-temporary impairment. For nonmarketable investments, the analysis is based on facts and circumstances of each individual investment and the expectations for that investment's cash flows and capital needs, the viability of its business model and our exit strategy. At December 31, 2004, private equity investments totaled $1,449 million, compared with $1,714 million at December 31, 2003.

We also have marketable equity securities in the available for sale investment portfolio, including securities distributed from our venture capital activities. We manage these investments within capital risk limits approved by management and the Board and monitored by Corporate ALCO. Gains and losses on these securities are recognized in net income when realized and, in addition, other-than-temporary impairment may be periodically recorded. The initial indicator of impairment for marketable equity securities is a sustained decline in market price below the amount recorded for that investment. We consider a variety of factors, such as the length of time and the extent to which the market value has been less than cost; the issuer's financial condition, capital strength, and near-term prospects; any recent events specific to that issuer and economic conditions of its industry; and, to a lesser degree, our investment horizon in relationship to an anticipated near-term recovery in the stock price, if any. At December 31, 2004, the fair value of marketable equity securities was $696 million and cost was $507 million, compared with $582 million and $394 million, respectively, at December 31, 2003.

Changes in equity market prices may also indirectly affect our net income (1) by affecting the value of third party assets under management and, hence, fee income, (2) by affecting particular borrowers, whose ability to repay principal and/ or interest may be affected by the stock market, or (3) by affecting brokerage activity, related commission income and other business activities. Each business line monitors and manages these indirect risks.

LIQUIDITY AND FUNDING

The objective of effective liquidity management is to ensure that we can meet customer loan requests, customer deposit maturities/withdrawals and other cash commitments efficiently under both normal operating conditions and under unpredictable circumstances of industry or market stress. To achieve this objective, Corporate ALCO establishes and monitors liquidity guidelines that require sufficient asset-based liquidity to cover potential funding requirements and to avoid over-dependence on volatile, less reliable funding markets. We set liquidity management guidelines for both the consolidated balance sheet as well as for the Parent specifically to ensure that the Parent is a source of strength for its regulated, deposit-taking banking subsidiaries.

Debt securities in the securities available for sale portfolio provide asset liquidity, in addition to the immediately liquid resources of cash and due from banks and federal funds sold and securities purchased under resale agreements. The weighted-average expected remaining maturity of the debt securities within this portfolio was 4.3 years at December 31, 2004. Of the $31.8 billion (cost basis) of debt securities in this portfolio at December 31, 2004, $5.1 billion, or 16%, is expected to mature or be prepaid in 2005 and an additional $4.5 billion, or 14%, in 2006. Asset liquidity is further enhanced by our ability to sell or securitize loans in secondary markets through whole-loan sales and securitizations. In 2004, we sold mortgage loans of approximately $230 billion, including securitized home mortgage loans and commercial mortgage loans of approximately $195 billion. The amount of mortgage loans, as well as home equity loans and other consumer loans, available to be sold or securitized totaled approximately $125 billion at December 31, 2004.

Core customer deposits have historically provided a sizeable source of relatively stable and low-cost funds. Average core deposits and stockholders' equity funded 63.1% and 63.3% of average total assets in 2004 and 2003, respectively.

The remaining assets were funded by long-term debt, deposits in foreign offices, short-term borrowings (federal funds purchased, securities sold under repurchase agreements, commercial paper and other short-term borrowings) and trust preferred securities. Short-term borrowings averaged $26.1 billion and $29.9 billion in 2004 and 2003, respectively. Long-term debt, including issuances of trust preferred securities, averaged $67.9 billion and $57.1 billion in 2004 and 2003, respectively.

We anticipate making capital expenditures of approximately $1.2 billion in 2005 for stores, relocation and remodeling of Company facilities, and routine replacement of furniture, equipment and servers. We will fund these expenditures from various sources, including retained earnings and borrowings.

Liquidity is also available through our ability to raise funds in a variety of domestic and international money and capital markets. We access capital markets for long-term funding by issuing registered debt, private placements and asset-backed secured funding. Approximately $80 billion of our debt is rated by Moody's Investors Service as "Aa1" and Fitch, Inc. as "AA," among the highest ratings given to a financial services company. In September 2003, Moody's Investors Service raised Wells Fargo Bank, N.A.'s rating to "Aaa," its highest investment grade, from "Aa1" and raised the Company's senior debt rating to "Aa1" from "Aa2." In October 2003, Standard & Poor's Ratings Service raised the counterparty ratings on the Company to "AA-minus/A-1-plus" from "A-plus/A-1" and the revised outlook for the Company to stable from positive. Rating agencies base their ratings on many quantitative and qualitative factors, including capital adequacy, liquidity, asset quality, business mix and level and quality of earnings. Material changes in these factors could result in a different debt rating; however, a change in debt rating would not cause us to violate any of our debt covenants.

PARENT. In March 2003, the Parent registered with the Securities and Exchange Commission (SEC) for issuance of $15.3 billion in senior and subordinated notes and preferred and common securities. In April 2004, the Parent filed a registration statement with the SEC for issuance of an additional $20 billion in senior and subordinated notes, preferred stock and other securities. During 2004, the Parent issued a total of $17.1 billion of senior and subordinated notes and trust preferred securities. At December 31, 2004, the Parent's remaining issuance capacity under effective registration statements was $11.9 billion. We used the proceeds from securities issued in 2004 for general corporate purposes and expect that the proceeds in the future will also be used for general corporate purposes. The Parent also issues commercial paper and has a $1 billion back-up credit facility. In February 2005, the Parent issued $750 million in senior notes.

WELLS FARGO BANK, N.A. In March 2003, Wells Fargo Bank, N.A. established a $50 billion bank note program under which it may issue up to $20 billion in short-term senior notes outstanding at any time and up to a total of $30 billion in long-term senior and subordinated notes. Securities are issued under this program as private placements in accordance with Office of the Comptroller of the Currency (OCC) regulations. During 2004, Wells Fargo Bank, N.A. issued $5.9 billion in senior long-term notes. At December 31, 2004, the remaining issuance authority under the long-term portion was $9.0 billion. In January 2005, Wells Fargo Bank, N.A. issued $225 million in senior long-term notes. In addition, not under the bank note program, in February 2005, Wells Fargo Bank, N.A. issued $1.5 billion in subordinated debt.

WELLS FARGO FINANCIAL. In November 2003, Wells Fargo Financial Canada Corporation (WFFCC), a wholly owned Canadian subsidiary of Wells Fargo Financial, Inc. (WFFI), qualified for distribution with the provincial securities exchanges in Canada $1.5 billion (Canadian) of issuance authority. In December 2004, WFFCC amended its existing shelf registration by adding $2.5 billion (Canadian) of issuance authority. During 2004, WFFCC issued $1.1 billion (Canadian) in senior notes. At December 31, 2004, the remaining issuance capacity for WFFCC was $2.9 billion (Canadian). During 2004, WFFI issued $400 million (Canadian) and $207 million (U.S.) in senior notes as private placements. In 2004, WFFI also entered into a secured borrowing arrangement for $500 million (U.S.). Under the terms of the arrangement, WFFI pledged auto loans as security for the borrowing.

Capital Management

We have an active program for managing stockholder capital. We use capital to fund organic growth, acquire banks and other financial services companies, pay dividends and repurchase our shares. Our objective is to produce above market long-term returns by opportunistically using capital when returns are perceived to be high and issuing/accumulating capital when such costs are perceived to be low.

From time to time our Board of Directors authorizes the Company to repurchase shares of its common stock. Although we announce when our Board authorizes share repurchases, we typically do not give any public notice before we repurchase our shares. Various factors determine the amount and timing of our share repurchases, including our capital requirements, the number of shares we expect to issue for acquisitions and employee benefit plans, market conditions (including the trading price of our stock), and legal considerations. These factors can change at any time, and there can be no assurance as to the number of shares we will repurchase or when we will repurchase them.

Historically, our policy has been to repurchase shares under the "safe harbor" conditions of Rule 10b-18 of the Exchange Act including a limitation on the daily volume of repurchases. In November 2003, the SEC amended Rule 10b-18 to impose an additional daily volume limitation on share repurchases during a pending merger or acquisition in which shares of our stock will constitute some or all of the consideration. Our management may determine that during a pending stock merger or acquisition when the safe harbor would otherwise be available, it is in the Company's best interest to repurchase shares in excess of this additional daily volume limitation. In such cases, we intend to repurchase shares in compliance with the other conditions of the safe harbor, including the standing daily volume limitation that applies whether or not there is a pending stock merger or acquisition.

During 2002, the Board of Directors authorized the repurchase of up to 50 million additional shares of our outstanding common stock. In April 2004, the Board authorized the repurchase of up to 25 million shares of common stock. During 2004, we repurchased approximately 38 million shares of our common stock. At December 31, 2004, the total remaining common stock repurchase authority under the 2004 authorization was approximately 13 million shares. In January 2005, the Board authorized the repurchase of up to an additional 25 million shares of common stock. Effective February 22, 2005, the Board amended the *PartnerShares*® Stock Option Plan to reduce the number of shares available for awards under the plan by 20,000,000 shares. At December 31, 2004, there were 21,194,286 shares available for awards under the plan. (See Note 15 (Common Stock and Stock Plans) for additional information on our broad-based employee stock option plans.)

Our potential sources of capital include retained earnings, and issuances of common and preferred stock and subordinated debt. In 2004, retained earnings increased $3.6 billion, predominantly as a result of net income of $7.0 billion less dividends of $3.2 billion. In 2004, we issued $1.7 billion of common stock under various employee benefit and director plans and under our dividend reinvestment program. The Parent issued $1.9 billion in subordinated debt and trust preferred securities in 2004.

The Company and each of our subsidiary banks are subject to various regulatory capital adequacy requirements administered by the Federal Reserve Board and the OCC. Risk-based capital guidelines establish a risk-adjusted ratio relating capital to different categories of assets and off-balance sheet exposures. At December 31, 2004, the Company and each of our covered subsidiary banks were "well capitalized" under regulatory standards. See Note 26 (Regulatory and Agency Capital Requirements) to Financial Statements for additional information.

Comparison of 2003 with 2002

Net income in 2003 was $6.2 billion, or $3.65 per share, compared with $5.7 billion, or $3.32 per share, before the effect of the accounting change related to FAS 142, for 2002. On the same basis, return on average assets (ROA) was 1.64% and return on average common equity (ROE) was 19.36% in 2003, compared with 1.77% and 19.63%, respectively, for 2002.

Net income in 2003 was $6.2 billion, compared with $5.4 billion in 2002. Diluted earnings per common share were $3.65 in 2003, compared with $3.16 in 2002. ROA was 1.64% and ROE was 19.36% in 2003, compared with 1.69% and 18.68%, respectively, in 2002.

Net interest income on a taxable-equivalent basis was $16.1 billion in 2003, compared with $14.6 billion in 2002. The 10% increase in net interest income was primarily due to robust loan growth and significantly lower funding costs resulting from strong core deposit growth and lower wholesale funding rates. These factors were partially offset by reduced income from a smaller investment portfolio following the sale, prepayment and maturity of higher yielding mortgage-backed securities. The net interest margin was 5.08% for 2003, compared with 5.53% in 2002. The decrease was primarily due to declining loan yields as new volumes were added to the portfolio at yields below existing loans due to a lower interest rate environment. This was partially offset by significantly reduced funding costs and growth in noninterest-bearing funds.

Noninterest income was $12.4 billion in 2003, compared with $10.8 billion in 2002. The 15% increase was largely due to higher mortgage banking noninterest income and fee income, including service charges on deposit accounts, credit card fees and charges and fees on loans. Also, the increase reflects net gains from equity investments in 2003, compared with losses in 2002. The increase in noninterest income was partially offset by lower net gains on debt securities in 2003 compared with 2002.

Mortgage banking noninterest income was $2.5 billion in 2003, compared with $1.7 billion in 2002. Net servicing fees reflected losses of $1.0 billion in 2003, compared with $.7 billion in 2002. The increase in net losses from servicing fees was primarily due to lower average interest rates, which resulted in higher MSRs amortization and an increase to the valuation allowance. The increase in net losses was partially offset by an increase in gross servicing fees due to an 18% growth in the servicing portfolio. Net gains on mortgage loan origination/sales activities increased to $3.0 billion in 2003 from $2.1 billion in 2002, primarily due to higher mortgage origination volume and gains on loan sales. Originations during 2003 grew to $470 billion from $333 billion in 2002.

Revenue, the sum of net interest income and noninterest income, increased from $25.2 billion in 2002 to $28.4 billion in 2003, or 12%.

Noninterest expense totaled $17.2 billion in 2003, compared with $14.7 billion in 2002, an increase of 17%. The increase in noninterest expense, including increases in salaries, employee benefits, incentive compensation, contract services, advertising and promotion and postage, was largely due to the growth in the mortgage banking business, which accounted for approximately 48% of the increase from 2002. The increase was also due to charitable donations, predominantly donations of appreciated public equity securities to the Wells Fargo Foundation.

The provision for credit losses was $1.72 billion in 2003, compared with $1.68 billion in 2002. During 2003, net charge-offs were .81% of average total loans, compared with .96% during 2002. The allowance for credit losses was $3.89 billion, or 1.54% of total loans, at December 31, 2003, compared with $3.82 billion, or 1.98%, at December 31, 2002.

At December 31, 2003, total nonaccrual loans were $1.46 billion, or .58% of total loans, compared with $1.49 billion, or .78%, at December 31, 2002. Foreclosed assets were $198 million at December 31, 2003, and $195 million at December 31, 2002.

Factors That May Affect Future Results

We make forward-looking statements in this report and in other reports and proxy statements we file with the SEC. In addition, our senior management might make forward-looking statements orally to analysts, investors, the media and others.

Forward-looking statements include:

- projections of our revenues, income, earnings per share, capital expenditures, dividends, capital structure or other financial items;
- descriptions of plans or objectives of our management for future operations, products or services, including pending acquisitions;
- forecasts of our future economic performance; and
- descriptions of assumptions underlying or relating to any of the foregoing.

In this report, for example, we make forward-looking statements about:

- the projected funding requirements of the Wells Fargo Foundation over the next eight to ten years and the expected funding sources for the 2004 commitment to the Foundation;
- the amount of integration expense expected to be incurred in 2005 for the Strong Financial transaction and the pending acquisition of First Community Capital Corporation;
- the estimated impact of expensing stock options on 2005 earnings per share;
- the anticipated amount of capital expenditures in 2005 for stores, relocation and remodeling of facilities, and other items;
- the expected impact of recent accounting standards;
- future credit losses and nonperforming assets; and
- future short-term and long-term interest rate levels and their impact on our net interest margin, net income, liquidity and capital.

Forward-looking statements discuss matters that are not historical facts. Because they discuss future events or conditions, forward-looking statements often include words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," "target," "can," "could," "may," "should," "will," "would" or similar expressions. Do not unduly rely on forward-looking statements. They give our expectations about the future and are not guarantees. Forward-looking statements speak only as of the date they are made, and we might not update them to reflect changes that occur after the date they are made.

There are a number of factors—many beyond our control—that could cause results to differ significantly from our expectations. Some of these factors are described below. Other factors, such as credit, market, operational, liquidity, interest rate and other risks, are described elsewhere in this report (see, for example, "Balance Sheet Analysis"). Factors relating to the regulation and supervision are described in our Annual Report on Form 10-K for the year ended December 31, 2004. Any factor described in this report or in our 2004 Form 10-K could by itself, or together with one or more other factors, adversely affect our business, results of operations or financial condition. There are also other factors that we have not described in this report or in our 2004 Form 10-K that could cause results to differ from our expectations.

Industry Factors

AS A FINANCIAL SERVICES COMPANY, OUR EARNINGS ARE SIGNIFICANTLY AFFECTED BY GENERAL BUSINESS AND ECONOMIC CONDITIONS.

Our business and earnings are affected by general business and economic conditions in the United States and abroad. These conditions include short-term and long-term interest rates, inflation, monetary supply, fluctuations in both debt and equity capital markets, and the strength of the U.S. economy and the local economies in which we operate. For example, an economic downturn, an increase in unemployment, or other events that affect household and/or corporate incomes could decrease the demand for loan and non-loan products and services and increase the number of customers who fail to pay interest or principal on their loans.

Geopolitical conditions can also affect our earnings. Acts or threats of terrorism, actions taken by the U.S. or other governments in response to acts or threats of terrorism and/or military conflicts, could affect business and economic conditions in the U.S. and abroad. The terrorist attacks in 2001, for example, caused an immediate decrease in air travel, which affected the airline industry, lodging, gaming and tourism.

We discuss other business and economic conditions in more detail elsewhere in this report.

THE FISCAL AND MONETARY POLICIES OF THE FEDERAL GOVERNMENT AND ITS AGENCIES SIGNIFICANTLY AFFECT OUR EARNINGS.

The Board of Governors of the Federal Reserve System regulates the supply of money and credit in the United States. Its policies determine in large part our cost of funds for lending and investing and the return we earn on those loans and investments, both of which affect our net interest margin. They also can materially affect the value of financial instruments we hold, such as debt securities and mortgage servicing rights. Its policies also can affect our borrowers, potentially increasing the risk that they may fail to repay their loans. Changes in Federal Reserve Board policies are beyond our control and hard to predict.

THE FINANCIAL SERVICES INDUSTRY IS HIGHLY COMPETITIVE.

We operate in a highly competitive industry that could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies now can merge by creating a "financial holding company," which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Recently, a number of foreign banks have acquired financial services companies in the United States, further increasing competition in the U.S. market. Also, technology has lowered barriers to entry and made it possible for nonbanks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of our competitors have fewer regulatory constraints and some have lower cost structures.

WE ARE HEAVILY REGULATED BY FEDERAL AND STATE AGENCIES.

The Parent, our subsidiary banks and many of our nonbank subsidiaries are heavily regulated at the federal and state levels. This regulation is to protect depositors, federal deposit insurance funds and the banking system as a whole, not security holders. Congress and state legislatures and federal and state regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including interpretation or implementation of statutes, regulations or policies, could affect us in substantial and unpredictable ways including limiting the types of financial services and products we may offer and/or increasing the ability of nonbanks to offer competing financial services and products. Also, if we do not comply with laws, regulations or policies, we could receive regulatory sanctions and damage to our reputation. For more information, refer to the "Regulation and Supervision" section of our 2004 Form 10-K and to Notes 3 (Cash, Loan and Dividend Restrictions) and 26 (Regulatory and Agency Capital Requirements) to Financial Statements.

FUTURE LEGISLATION COULD CHANGE OUR COMPETITIVE POSITION.

Legislation is from time to time introduced in the Congress, including proposals to substantially change the financial institution regulatory system and to expand or contract the powers of banking institutions and bank holding companies. This legislation may change banking statutes and our operating environment in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions and other financial institutions. We cannot predict whether any of this potential legislation will be enacted, and if enacted, the effect that it, or any regulations, would have on our financial condition or results of operations.

WE DEPEND ON THE ACCURACY AND COMPLETENESS OF INFORMATION ABOUT CUSTOMERS AND COUNTERPARTIES.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information. We also may rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit, we may assume that a customer's audited financial statements conform with GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. We also may rely on the audit report covering those financial statements. Our financial condition and results of operations could be negatively affected by relying on financial statements that do not comply with GAAP or that are materially misleading.

CONSUMERS MAY DECIDE NOT TO USE BANKS TO COMPLETE THEIR FINANCIAL TRANSACTIONS.

Technology and other changes now allow parties to complete financial transactions without banks. For example, consumers can pay bills and transfer funds directly without banks. The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and income generated from those deposits.

Company Factors

MAINTAINING OR INCREASING OUR MARKET SHARE DEPENDS ON MARKET ACCEPTANCE AND REGULATORY APPROVAL OF NEW PRODUCTS AND SERVICES.

Our success depends, in part, on our ability to adapt our products and services to evolving industry standards. There is increasing pressure to provide products and services at lower prices. This can reduce our net interest margin and revenues from our fee-based products and services. In addition, the widespread adoption of new technologies, including internet services, could require us to make substantial expenditures to modify or adapt our existing products and services. We might not be successful in introducing new products and services, achieving market acceptance of our products and services, or developing and maintaining loyal customers.

NEGATIVE PUBLIC OPINION COULD DAMAGE OUR REPUTATION AND ADVERSELY IMPACT OUR EARNINGS.

Reputation risk, or the risk to our earnings and capital from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to keep and attract customers and can expose us to litigation and regulatory action. Because virtually all our businesses operate under the "Wells Fargo" brand, actual or alleged conduct by one business can result in negative public opinion about other Wells Fargo businesses. Although we take steps to minimize reputation risk in dealing with our customers and communities, as a large diversified financial services company with a relatively high industry profile, the risk will always be present in our organization.

THE PARENT RELIES ON DIVIDENDS FROM ITS SUBSIDIARIES FOR MOST OF ITS REVENUE.

The Parent is a separate and distinct legal entity from its subsidiaries. It receives substantially all of its revenue from dividends from its subsidiaries. These dividends are the principal source of funds to pay dividends on the Parent's common and preferred stock and interest and principal on its debt. Various federal and/or state laws and regulations limit the amount of dividends that our bank and certain of our nonbank subsidiaries may pay to the Parent. Also, the Parent's right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors. For more information, refer to "Regulation and Supervision – Dividend Restrictions" and " – Holding Company Structure" in our 2004 Form 10-K.

OUR ACCOUNTING POLICIES AND METHODS ARE KEY TO HOW WE REPORT OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THEY MAY REQUIRE MANAGEMENT TO MAKE ESTIMATES ABOUT MATTERS THAT ARE UNCERTAIN.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with GAAP and reflect management's judgment of the most appropriate manner to report our financial condition and results. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which might be reasonable under the circumstances yet might result in our reporting materially different amounts than would have been reported under a different alternative. Note 1 (Summary of Significant Accounting Policies) to Financial Statements describes our significant accounting policies.

Three accounting policies are critical to presenting our financial condition and results. They require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions. These critical accounting policies relate to: (1) the allowance for credit losses, (2) the valuation of mortgage servicing rights, and (3) pension accounting. Because of the uncertainty of estimates about these matters, we cannot provide any assurance that we will not:

- significantly increase our allowance for credit losses and/or sustain credit losses that are significantly higher than the reserve provided;
- recognize significant provision for impairment of our mortgage servicing rights; or
- significantly increase our pension liability.

For more information, refer in this report to "Critical Accounting Policies," "Balance Sheet Analysis" and "Risk Management."

CHANGES IN ACCOUNTING STANDARDS COULD MATERIALLY IMPACT OUR FINANCIAL STATEMENTS.

From time to time the Financial Accounting Standards Board (FASB) changes the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in our restating prior period financial statements.

WE HAVE BUSINESSES OTHER THAN BANKING.

We are a diversified financial services company. In addition to banking, we provide insurance, investments, mortgages and consumer finance. Although we believe our diversity helps lessen the effect when downturns affect any one segment of our industry, it also means our earnings could be subject to different risks and uncertainties. We discuss some examples below.

MERCHANT BANKING. Our merchant banking business, which includes venture capital investments, has a much greater risk of capital losses than our traditional banking business. Also, it is difficult to predict the timing of any gains from this business. Realization of gains from our venture capital investments depends on a number of factors—many beyond our control—including general economic conditions, the prospects of the companies in which we invest, when these companies go public, the size of our position relative to the public float, and whether we are subject to any resale restrictions. Factors, such as a slowdown in consumer demand or a decline in capital spending, could result in declines in the values of our publicly-traded and private equity securities. If we determine that the declines are other-than-temporary, additional impairment charges would be recognized. Also, we will realize losses to the extent we sell securities at less than book value. For more information, see in this report "Balance Sheet Analysis – Securities Available for Sale."

MORTGAGE BANKING. The effect of interest rates on our mortgage business can be large and complex. Changes in interest rates can affect loan origination fees and loan servicing fees, which account for a significant portion of mortgage-related revenues. A decline in mortgage rates generally increases the demand for mortgage loans as borrowers refinance, but also generally leads to accelerated payoffs in our mortgage servicing portfolio. Conversely, in a constant or increasing rate environment, we would expect fewer loans to be refinanced and a decline in payoffs in our servicing portfolio. We use dynamic, sophisticated models to assess the effect of interest rates on mortgage fees, amortization of mortgage servicing rights, and the value of mortgage servicing rights. The estimates of net income and fair value produced by these models, however, depend on assumptions of future loan demand, prepayment speeds and other factors that may overstate or understate actual experience. We use derivatives to hedge the value of our servicing portfolio but they do not cover the full value of the portfolio. We cannot assure that the hedges will offset significant decreases in the value of the portfolio. For more information, see in this report "Critical Accounting Policies – Valuation of Mortgage Servicing Rights" and "Asset /Liability and Market Risk Management."

WE RELY ON OTHER COMPANIES TO PROVIDE KEY COMPONENTS OF OUR BUSINESS INFRASTRUCTURE.

Third parties provide key components of our business infrastructure such as internet connections and network access. Any disruption in internet, network access or other voice or data communication services provided by these third parties or any failure of these third parties to handle current or higher volumes of use could adversely affect our ability to deliver products and services to our customers and otherwise to conduct our business. Technological or financial difficulties of a third party service provider could adversely affect our business to the extent those difficulties result in the interruption or discontinuation of services provided by that party.

WE HAVE AN ACTIVE ACQUISITION PROGRAM.

We regularly explore opportunities to acquire financial institutions and other financial services providers. We cannot predict the number, size or timing of acquisitions. We typically do not comment publicly on a possible acquisition or business combination until we have signed a definitive agreement.

We must generally receive federal regulatory approval before we can acquire a bank or bank holding company. In determining whether to approve a proposed bank acquisition, federal bank regulators will consider, among other factors, the effect of the acquisition on competition, financial condition, and future prospects including current and projected capital ratios and levels, the competence, experience, and integrity of management and record of compliance with laws and regulations, the convenience and needs of the communities to be served, including the acquiring institution's record of compliance under the Community Reinvestment Act, and the effectiveness of the acquiring institution in combating money laundering activities. In addition, we cannot be certain when or if, or on what terms and conditions, any required regulatory approvals will be granted. We might be required to sell banks or branches as a condition to receiving regulatory approval.

Difficulty in integrating an acquired company may cause us not to realize expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from the acquisition. The integration could result in higher than expected deposit attrition (run-off), loss of key employees, disruption of our business or the business of the acquired company, or otherwise adversely affect our ability to maintain relationships with customers and employees or achieve the anticipated benefits of the acquisition. Also, the negative effect of any divestitures required by regulatory authorities in acquisitions or business combinations may be greater than expected.

LEGISLATIVE RISK

Our business model depends on sharing information among the family of companies owned by Wells Fargo to better satisfy our customers' needs. Laws that restrict the ability of our companies to share information about customers could negatively affect our revenue and profit.

OUR BUSINESS COULD SUFFER IF WE FAIL TO ATTRACT AND RETAIN SKILLED PEOPLE.

Our success depends, in large part, on our ability to attract and retain key people. Competition for the best people in most activities we engage in can be intense. We may not be able to hire the best people or to keep them.

OUR STOCK PRICE CAN BE VOLATILE.

Our stock price can fluctuate widely in response to a variety of factors including:

- actual or anticipated variations in our quarterly operating results;
- recommendations by securities analysts;
- new technology used, or services offered, by our competitors;
- significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;
- failure to integrate our acquisitions or realize anticipated benefits from our acquisitions;
- operating and stock price performance of other companies that investors deem comparable to us;
- news reports relating to trends, concerns and other issues in the financial services industry;
- changes in government regulations; and
- geopolitical conditions such as acts or threats of terrorism or military conflicts.

General market fluctuations, industry factors and general economic and political conditions and events, such as terrorist attacks, economic slowdowns or recessions, interest rate changes, credit loss trends or currency fluctuations, also could cause our stock price to decrease regardless of our operating results.

Additional Information

Our common stock is traded on the New York Stock Exchange and the Chicago Stock Exchange. The common stock prices in the graphs below were reported on the New York Stock Exchange Composite Transaction Reporting System. The number of holders of record of our common stock was 94,669 at January 31, 2005.

Our chief executive officer certified to the New York Stock Exchange (NYSE) that, as of May 14, 2004, he was not aware of any violation by the Company of the NYSE's corporate governance listing standards. The certifications of our chief executive officer and chief financial officer required under Section 302 of the Sarbanes-Oxley Act of 2002 were filed as Exhibits 31(a) and 31(b), respectively, to our 2004 Form 10-K.

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, are available free of charge on or through our website (www.wellsfargo.com), as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Those reports and amendments are also available free of charge on the SEC's website (www.sec.gov).

PRICE RANGE OF COMMON STOCK–ANNUAL ($)


$60
50
40
30
54.84
38.10
59.18
43.27
64.04
54.32
Indicates closing price at end of year
2002
2003
2004

PRICE RANGE OF COMMON STOCK–QUARTERLY ($)


$60
50
40
49.13
43.27
52.80
45.01
53.71
48.90
59.18
51.68
58.98
55.97
59.72
54.32
59.86
56.12
64.04
57.55
Indicates closing price at end of quarter
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2003
2004

Disclosure Controls and Procedures

As required by SEC rules, the Company's management evaluated the effectiveness, as of December 31, 2004, of the Company's disclosure controls and procedures. The Company's chief executive officer and chief financial officer participated in the evaluation. Based on this evaluation, the Company's chief executive officer and the chief financial officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2004.

Internal Control over Financial Reporting

Internal control over financial reporting is defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. No change occurred during fourth quarter 2004 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. Management's report on internal control over financial reporting is set forth below, and should be read with these limitations in mind.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework.* Based on this assessment, management concluded that as of December 31, 2004, the Company's internal control over financial reporting was effective.

KPMG LLP, the independent registered public accounting firm that audited the Company's financial statements included in this Annual Report, issued an audit report on management's assessment of the Company's internal control over financial reporting. KPMG's audit report appears on the following page.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Wells Fargo & Company:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Wells Fargo & Company and Subsidiaries ("the Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Wells Fargo & Company and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, Wells Fargo & Company and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Wells Fargo & Company and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated February 23, 2005 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

San Francisco, California
February 23, 2005

Wells Fargo & Company and Subsidiaries

Consolidated Statement of Income

(in millions, except per share amounts)		Year ended December 31,	
	2004	2003	2002
INTEREST INCOME			
Trading assets	**$ 145**	$ 156	$ 169
Securities available for sale	**1,883**	1,816	2,424
Mortgages held for sale	**1,737**	3,136	2,450
Loans held for sale	**292**	251	252
Loans	**16,781**	13,937	13,045
Other interest income	**129**	122	119
Total interest income	**20,967**	19,418	18,459
INTEREST EXPENSE			
Deposits	**1,827**	1,613	1,919
Short-term borrowings	**353**	322	536
Long-term debt	**1,637**	1,355	1,404
Guaranteed preferred beneficial interests in Company's subordinated debentures	**—**	121	118
Total interest expense	**3,817**	3,411	3,977
NET INTEREST INCOME	**17,150**	16,007	14,482
Provision for credit losses	**1,717**	1,722	1,684
Net interest income after provision for credit losses	**15,433**	14,285	12,798
NONINTEREST INCOME			
Service charges on deposit accounts	**2,417**	2,297	2,134
Trust and investment fees	**2,116**	1,937	1,875
Card fees	**1,230**	1,079	977
Other fees	**1,779**	1,560	1,372
Mortgage banking	**1,860**	2,512	1,713
Operating leases	**836**	937	1,115
Insurance	**1,193**	1,071	997
Net gains (losses) on debt securities available for sale	**(15)**	4	293
Net gains (losses) from equity investments	**394**	55	(327)
Other	**1,099**	930	618
Total noninterest income	**12,909**	12,382	10,767
NONINTEREST EXPENSE			
Salaries	**5,393**	4,832	4,383
Incentive compensation	**1,807**	2,054	1,706
Employee benefits	**1,724**	1,560	1,283
Equipment	**1,236**	1,246	1,014
Net occupancy	**1,208**	1,177	1,102
Operating leases	**633**	702	802
Other	**5,572**	5,619	4,421
Total noninterest expense	**17,573**	17,190	14,711
INCOME BEFORE INCOME TAX EXPENSE AND EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	**10,769**	9,477	8,854
Income tax expense	**3,755**	3,275	3,144
NET INCOME BEFORE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	**7,014**	6,202	5,710
Cumulative effect of change in accounting principle	**—**	—	(276)
NET INCOME	**$ 7,014**	$ 6,202	$ 5,434
EARNINGS PER COMMON SHARE BEFORE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE			
Earnings per common share	**$ 4.15**	$ 3.69	$ 3.35
Diluted earnings per common share	**4.09**	3.65	3.32
EARNINGS PER COMMON SHARE			
Earnings per common share	**$ 4.15**	$ 3.69	$ 3.19
Diluted earnings per common share	**4.09**	3.65	3.16
DIVIDENDS DECLARED PER COMMON SHARE	**$ 1.86**	$ 1.50	$ 1.10
Average common shares outstanding	**1,692.2**	1,681.1	1,701.1
Diluted average common shares outstanding	**1,713.4**	1,697.5	1,718.0

The accompanying notes are an integral part of these statements.

Wells Fargo & Company and Subsidiaries

Consolidated Balance Sheet

(in millions, except shares)	December 31, 2004	2003
ASSETS		
Cash and due from banks	$ 12,903	$ 15,547
Federal funds sold, securities purchased under resale agreements and other short-term investments	5,020	3,733
Trading assets	9,000	8,919
Securities available for sale	33,717	32,953
Mortgages held for sale	29,723	29,027
Loans held for sale	8,739	7,497
Loans	287,586	253,073
Allowance for loan losses	(3,762)	(3,891)
Net loans	283,824	249,182
Mortgage servicing rights, net	7,901	6,906
Premises and equipment, net	3,850	3,534
Goodwill	10,681	10,371
Other assets	22,491	20,129
Total assets	$427,849	$387,798
LIABILITIES		
Noninterest-bearing deposits	$ 81,082	$ 74,387
Interest-bearing deposits	193,776	173,140
Total deposits	274,858	247,527
Short-term borrowings	21,962	24,659
Accrued expenses and other liabilities	19,583	17,501
Long-term debt	73,580	63,642
Total liabilities	389,983	353,329
STOCKHOLDERS' EQUITY		
Preferred stock	270	214
Common stock – $1⅔ par value, authorized 6,000,000,000 shares; issued 1,736,381,025 shares	2,894	2,894
Additional paid-in capital	9,806	9,643
Retained earnings	26,482	22,842
Cumulative other comprehensive income	950	938
Treasury stock – 41,789,388 shares and 38,271,651 shares	(2,247)	(1,833)
Unearned ESOP shares	(289)	(229)
Total stockholders' equity	37,866	34,469
Total liabilities and stockholders' equity	$427,849	$387,798

The accompanying notes are an integral part of these statements.

Wells Fargo & Company and Subsidiaries

Consolidated Statement of Changes in Stockholders' Equity and Comprehensive Income

(in millions, except shares)	Number of common shares	Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Cumulative other comprehensive income	Treasury stock	Unearned ESOP shares	Total stock-holders' equity
BALANCE DECEMBER 31, 2001	1,695,494,997	$218	$2,894	$9,436	$15,966	$752	$(1,937)	$(154)	$27,175
Comprehensive income									
Net income – 2002					5,434				5,434
Other comprehensive income, net of tax:									
Translation adjustments						1			1
Minimum pension liability adjustment						42			42
Net unrealized gains on securities available for sale and other retained interests						484			484
Net unrealized losses on derivatives and hedging activities						(303)			(303)
Total comprehensive income									5,658
Common stock issued	17,345,078			43	(168)		777		652
Common stock issued for acquisitions	12,017,193			4			531		535
Common stock repurchased	(43,170,943)						(2,033)		(2,033)
Preferred stock (238,000) issued to ESOP		239		17				(256)	—
Preferred stock released to ESOP				(14)				220	206
Preferred stock (205,727) converted to common shares	4,220,182	(206)		12			194		—
Preferred stock dividends					(4)				(4)
Common stock dividends					(1,873)				(1,873)
Change in Rabbi trust assets and similar arrangements (classified as treasury stock)							3		3
Net change	(9,588,490)	33	—	62	3,389	224	(528)	(36)	3,144
BALANCE DECEMBER 31, 2002	1,685,906,507	251	2,894	9,498	19,355	976	(2,465)	(190)	30,319
Comprehensive income									
Net income – 2003					6,202				6,202
Other comprehensive income, net of tax:									
Translation adjustments						26			26
Net unrealized losses on securities available for sale and other retained interests						(117)			(117)
Net unrealized gains on derivatives and hedging activities						53			53
Total comprehensive income									6,164
Common stock issued	26,063,731			63	(190)		1,221		1,094
Common stock issued for acquisitions	12,399,597			66			585		651
Common stock repurchased	(30,779,500)						(1,482)		(1,482)
Preferred stock (260,200) issued to ESOP		260		19				(279)	—
Preferred stock released to ESOP				(16)				240	224
Preferred stock (223,660) converted to common shares	4,519,039	(224)		13			211		—
Preferred stock (1,460,000) redeemed		(73)							(73)
Preferred stock dividends					(3)				(3)
Common stock dividends					(2,527)				(2,527)
Change in Rabbi trust assets and similar arrangements (classified as treasury stock)							97		97
Other, net					5				5
Net change	12,202,867	(37)	—	145	3,487	(38)	632	(39)	4,150
BALANCE DECEMBER 31, 2003	1,698,109,374	214	2,894	9,643	22,842	938	(1,833)	(229)	34,469
Comprehensive income									
Net income – 2004					**7,014**				**7,014**
Other comprehensive income, net of tax:									
Translation adjustments						**12**			**12**
Net unrealized losses on securities available for sale and other retained interests						**(22)**			**(22)**
Net unrealized gains on derivatives and hedging activities						**22**			**22**
Total comprehensive income									**7,026**
Common stock issued	**29,969,653**			**129**	**(206)**		**1,523**		**1,446**
Common stock issued for acquisitions	**153,482**			**1**			**8**		**9**
Common stock repurchased	**(38,172,556)**						**(2,188)**		**(2,188)**
Preferred stock (321,000) issued to ESOP		**321**		**23**				**(344)**	**—**
Preferred stock released to ESOP				**(19)**				**284**	**265**
Preferred stock (265,537) converted to common shares	**4,531,684**	**(265)**		**29**			**236**		**—**
Common stock dividends					**(3,150)**				**(3,150)**
Change in Rabbi trust assets and similar arrangements (classified as treasury stock)							**7**		**7**
Other, net					**(18)**				**(18)**
Net change	**(3,517,737)**	**56**	**—**	**163**	**3,640**	**12**	**(414)**	**(60)**	**3,397**
BALANCE DECEMBER 31, 2004	**1,694,591,637**	**$270**	**$2,894**	**$9,806**	**$26,482**	**$950**	**$(2,247)**	**$(289)**	**$37,866**

The accompanying notes are an integral part of these statements.

Consolidated Statement of Cash Flows

(in millions)	Year ended December 31, 2004	2003	2002
Cash flows from operating activities:			
Net income	$ 7,014	$ 6,202	$ 5,434
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Provision for credit losses	1,717	1,722	1,684
Provision (reversal of provision) for mortgage servicing rights in excess of fair value	(208)	1,092	2,135
Depreciation and amortization	3,449	4,305	4,297
Net gains on securities available for sale	(60)	(62)	(198)
Net gains on mortgage loan origination/sales activities	(539)	(3,019)	(2,086)
Net gains on sales of loans	(11)	(28)	(19)
Net losses on dispositions of premises and equipment	5	46	52
Net losses (gains) on dispositions of operations	15	(29)	(10)
Release of preferred shares to ESOP	265	224	206
Net decrease (increase) in trading assets	(81)	1,248	(3,859)
Net increase in deferred income taxes	432	1,698	305
Net decrease (increase) in accrued interest receivable	(196)	(148)	145
Net increase (decrease) in accrued interest payable	47	(63)	(53)
Originations of mortgages held for sale	(221,978)	(382,335)	(285,052)
Proceeds from sales of mortgages held for sale	230,355	404,207	263,126
Principal collected on mortgages held for sale	1,929	3,136	2,063
Net increase in loans held for sale	(1,331)	(832)	(1,091)
Other assets, net	(2,468)	(5,099)	(4,466)
Other accrued expenses and liabilities, net	1,732	(1,070)	1,929
Net cash provided (used) by operating activities	20,088	31,195	(15,458)
Cash flows from investing activities:			
Securities available for sale:			
Proceeds from sales	6,322	7,357	11,863
Proceeds from prepayments and maturities	8,823	13,152	9,684
Purchases	(16,583)	(25,131)	(7,261)
Net cash paid for acquisitions	(331)	(822)	(588)
Increase in banking subsidiaries' loan originations, net of collections	(34,320)	(36,235)	(18,992)
Proceeds from sales (including participations) of loans by banking subsidiaries	1,457	1,590	948
Purchases (including participations) of loans by banking subsidiaries	(5,877)	(15,087)	(2,818)
Principal collected on nonbank entities' loans	17,996	17,638	11,396
Loans originated by nonbank entities	(27,751)	(21,792)	(14,621)
Purchases of loans by nonbank entities	—	(3,682)	—
Proceeds from dispositions of operations	4	34	94
Proceeds from sales of foreclosed assets	419	264	473
Net increase in federal funds sold, securities purchased under resale agreements and other short-term investments	(1,287)	(208)	(789)
Net increase in mortgage servicing rights	(1,389)	(3,875)	(1,492)
Other, net	(520)	3,818	628
Net cash used by investing activities	(53,037)	(62,979)	(11,475)
Cash flows from financing activities:			
Net increase in deposits	27,327	28,643	25,050
Net decrease in short-term borrowings	(2,697)	(8,901)	(5,224)
Proceeds from issuance of long-term debt	29,394	29,490	21,711
Repayment of long-term debt	(19,639)	(17,931)	(10,902)
Proceeds from issuance of guaranteed preferred beneficial interests in Company's subordinated debentures	—	700	450
Proceeds from issuance of common stock	1,271	944	578
Redemption of preferred stock	—	(73)	—
Repurchase of common stock	(2,188)	(1,482)	(2,033)
Payment of cash dividends on preferred and common stock	(3,150)	(2,530)	(1,877)
Other, net	(13)	651	32
Net cash provided by financing activities	30,305	29,511	27,785
Net change in cash and due from banks	(2,644)	(2,273)	852
Cash and due from banks at beginning of year	15,547	17,820	16,968
Cash and due from banks at end of year	$ 12,903	$ 15,547	$ 17,820
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 3,864	$ 3,348	$ 3,924
Income taxes	2,326	2,713	2,789
Noncash investing and financing activities:			
Net transfers from loans to mortgages held for sale	11,225	368	439
Net transfers from loans to loans held for sale	—	—	829
Transfers from loans to foreclosed assets	603	411	491

The accompanying notes are an integral part of these statements.

Note 1: Summary of Significant Accounting Policies

Wells Fargo & Company is a diversified financial services company. We provide banking, insurance, investments, mortgage banking and consumer finance through banking stores, the internet and other distribution channels to consumers, businesses and institutions in all 50 states of the U.S. and in other countries. In this Annual Report, Wells Fargo & Company and Subsidiaries (consolidated) are called the Company. Wells Fargo & Company (the Parent) is a financial holding company and a bank holding company.

Our accounting and reporting policies conform with generally accepted accounting principles (GAAP) and practices in the financial services industry. To prepare the financial statements in conformity with GAAP, management must make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and income and expenses during the reporting period. Management has made significant estimates in several areas, including the allowance for credit losses (Note 6), valuing mortgage servicing rights (Notes 21 and 22) and pension accounting (Note 16). Actual results could differ from those estimates.

The following is a description of our significant accounting policies.

Consolidation

Our consolidated financial statements include the accounts of the Parent and our majority-owned subsidiaries and variable interest entities (VIEs) (defined below) in which we are the primary beneficiary. Significant intercompany accounts and transactions are eliminated in consolidation. If we own at least 20% of an affiliate, we generally account for the investment using the equity method. If we own less than 20% of an affiliate, we generally carry the investment at cost, except marketable equity securities, which we carry at fair value with changes in fair value included in other comprehensive income. Assets accounted for under the equity or cost method are included in other assets.

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities* and, in December 2003, issued Revised Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46R), which replaced FIN 46. This set forth the rules of consolidation for certain entities, VIEs, in which the equity investors do not have a controlling financial interest or do not have enough equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. An enterprise's variable interest arises from contractual, ownership or other monetary interests in the entity, which change with fluctuations in the entity's net asset value. Effective for VIEs formed after January 31, 2003, and effective for all existing VIEs on December 31, 2003, we consolidate a VIE if we are the primary beneficiary because we will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both.

Trading Assets

Trading assets are primarily securities, including corporate debt, U.S. government agency obligations and other securities that we acquire for short-term appreciation or other trading purposes, and the fair value of derivatives held for customer accommodation purposes or proprietary trading. Trading assets are carried at fair value, with realized and unrealized gains and losses recorded in noninterest income.

Securities

SECURITIES AVAILABLE FOR SALE Debt securities that we might not hold until maturity and marketable equity securities are classified as securities available for sale and reported at estimated fair value. Unrealized gains and losses, after applicable taxes, are reported in cumulative other comprehensive income. We use current quotations, where available, to estimate the fair value of these securities. Where current quotations are not available, we estimate fair value based on the present value of future cash flows, adjusted for the quality rating of the securities, prepayment assumptions and other factors.

We reduce the asset value when we consider the declines in the value of debt securities and marketable equity securities to be other-than-temporary and record the estimated loss in noninterest income. The initial indicator of impairment for both debt and marketable equity securities is a sustained decline in market price below the amount recorded for that investment. We consider the length of time and the extent to which market value has been less than cost and any recent events specific to the issuer and economic conditions of its industry.

For marketable equity securities, we also consider:

- the issuer's financial condition, capital strength, and near-term prospects; and
- to a lesser degree, our investment horizon in relationship to an anticipated near-term recovery in the stock price, if any.

For debt securities we also consider:

- the cause of the price decline – general level of interest rates and broad industry factors or issuer-specific;
- the issuer's financial condition and current ability to make future payments in a timely manner;
- our investment horizon;
- the issuer's ability to service debt; and
- any change in agencies' ratings at evaluation date from acquisition date and any likely imminent action.

We manage these investments within capital risk limits approved by management and the Board and monitored by the Corporate Asset/Liability Management Committee. We recognize realized gains and losses on the sale of these securities in noninterest income using the specific identification method.

Unamortized premiums and discounts are recognized in interest income over the contractual life of the security using the interest method. As principal repayments are received on securities (i.e. primarily mortgage-backed securities) a pro-rata portion of the unamortized premium or discount is recognized in interest income.

NONMARKETABLE EQUITY SECURITIES Nonmarketable equity securities include venture capital equity securities that are not publicly traded and securities acquired for various purposes, such as to meet regulatory requirements (for example, Federal Reserve Bank and Federal Home Loan Bank stock). We review these assets at least quarterly for possible other-than-temporary impairment. Our review typically includes an analysis of the facts and circumstances of each investment, the expectations for the investment's cash flows and capital needs, the viability of its business model and our exit strategy. These securities are accounted for under the cost or equity method and are included in other assets. We reduce the asset value when we consider declines in value to be other-than-temporary. We recognize the estimated loss as a loss from equity investments in noninterest income.

Mortgages Held for Sale

Mortgages held for sale are stated at the lower of total cost or market value. Gains and losses on loan sales (sales proceeds minus carrying value) are recorded in noninterest income. Direct loan origination costs and fees are deferred at origination of the loan. These deferred costs and fees are recognized in mortgage banking noninterest income upon sale of the loan.

Loans Held for Sale

Loans held for sale are carried at the lower of cost or market value. Direct loan origination costs and fees are deferred at origination of the loan. Gains and losses on loan sales (sales proceeds minus carrying value) are recorded in noninterest income.

Loans

Loans are reported at the principal amount outstanding, net of unearned income, except for purchased loans, which are recorded at fair value on the purchase date. Unearned income includes deferred fees net of deferred direct incremental loan origination costs. We amortize unearned income to interest income, over periods not exceeding the contractual life of the loan, using the interest method.

From time to time, we pledge loans, primarily 1-4 family mortgage loans, to secure borrowings from the Federal Home Loan Bank.

NONACCRUAL LOANS We generally place loans on nonaccrual status (1) when the full and timely collection of interest or principal becomes uncertain, (2) when they are 90 days (120 days with respect to real estate 1-4 family first and junior lien mortgages) past due for interest or principal (unless both well-secured and in the process of collection) or (3) when part of the principal balance has been charged off. Generally, consumer loans not secured by real estate are placed on nonaccrual status only when part of the principal has been charged off. These loans are entirely charged off when deemed uncollectible or when they reach a defined number of days past due based on loan product, industry practice, country, terms and other factors.

When we place a loan on nonaccrual status, we reverse the accrued and unpaid interest receivable against interest income and account for the loan on the cash or cost recovery method, until it qualifies for return to accrual status. Generally, we return a loan to accrual status (a) when all delinquent interest and principal becomes current under the terms of the loan agreement or (b) when the loan is both well-secured and in the process of collection and collectibility is no longer doubtful, after a period of demonstrated performance.

IMPAIRED LOANS We assess, account for and disclose as impaired certain nonaccrual commercial loans and commercial real estate mortgage and construction loans that are over $3 million. We consider a loan to be impaired when, based on current information and events, we will probably not be able to collect all amounts due according to the loan contract, including scheduled interest payments.

When we identify a loan as impaired, we measure the impairment using discounted cash flows, except when the sole (remaining) source of repayment for the loan is the operation or liquidation of the collateral. In these cases we use the current fair value of the collateral, less selling costs, instead of discounted cash flows.

If we determine that the value of the impaired loan is less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs and unamortized premium or discount), we recognize impairment through an allocated reserve or a charge-off to the allowance.

ALLOWANCE FOR CREDIT LOSSES The allowance for credit losses, which comprises the allowance for loan losses and the reserve for unfunded credit commitments, is management's estimate of credit losses inherent in the loan portfolio at the balance sheet date. Our determination of the allowance, and the resulting provision, is based on judgments and assumptions, including (1) general economic conditions, (2) loan portfolio composition, (3) loan loss experience, (4) management's evaluation of credit risk relating to pools of loans and individual borrowers, (5) sensitivity analysis and expected loss models and (6) observations from our internal auditors, internal loan review staff or our banking regulators.

Transfers and Servicing of Financial Assets

We account for a transfer of financial assets as a sale when we surrender control of the transferred assets. Servicing rights and other retained interests in the sold assets are recorded by allocating the previously recorded investment between the assets sold and the interest retained based on their relative fair values at the date of transfer. We determine the fair values of servicing rights and other retained interests at the date of transfer using the present value of estimated future cash flows, using assumptions that market participants use in their estimates of values. We use quoted market prices when available to determine the value of other retained interests.

We recognize the rights to service mortgage loans for others, or mortgage servicing rights (MSRs), as assets whether we purchase the servicing rights or sell or securitize loans we originate and retain servicing rights. MSRs are amortized in proportion to, and over the period of, estimated net servicing income. The amortization of MSRs is analyzed monthly and is adjusted to reflect changes in prepayment speeds.

To determine the fair value of MSRs, we use a valuation model that calculates the present value of estimated future net servicing income. We use assumptions in the valuation model that market participants use in estimating future net servicing income, including estimates of prepayment speeds, discount rate, cost to service, escrow account earnings, contractual servicing fee income, ancillary income and late fees.

Each quarter, we evaluate MSRs for possible impairment based on the difference between the carrying amount and current fair value, in accordance with Statement of Financial Accounting Standards No. 140 (FAS 140), *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. To evaluate and measure impairment we stratify the portfolio based on certain risk characteristics, including loan type and note rate. If temporary impairment exists, we establish a valuation allowance through a charge to net income for any excess of amortized cost over the current fair value, by risk stratification. If we later determine that all or a portion of the temporary impairment no longer exists for a particular risk stratification, we will reduce the valuation allowance through an increase to net income.

Under our policy, we also evaluate other-than-temporary impairment of MSRs by considering both historical and projected trends in interest rates, pay off activity and whether the impairment could be recovered through interest rate increases. We recognize a direct write-down when we determine that the recoverability of a recorded valuation allowance is remote. A direct write-down permanently reduces the carrying value of the MSRs, while a valuation allowance (temporary impairment) can be reversed.

Mortgages held for sale include residential mortgages that were originated in accordance with secondary market pricing and underwriting standards and certain mortgages originated initially for investment and not underwritten to secondary market standards. Net gains and losses on mortgage loan origination/sales activities reflect the periodic evaluation of our portfolios, which are carried at the lower of cost or market value.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation and amortization. Capital leases are included in premises and equipment at the capitalized amount less accumulated amortization.

Primarily we use the straight-line method of depreciation and amortization. Estimated useful lives range up to 40 years for buildings, up to 10 years for furniture and equipment, and the shorter of the estimated useful life or lease term for leasehold improvements. We amortize capitalized leased assets on a straight-line basis over the lives of the respective leases.

Goodwill and Identifiable Intangible Assets

Goodwill is recorded when the purchase price is higher than the fair value of net assets acquired in business combinations under the purchase method of accounting.

Effective January 1, 2002, we assess goodwill for impairment annually, and more frequently in certain circumstances. We assess goodwill for impairment on a reporting unit level by applying a fair-value-based test using discounted estimated future net cash flows. Impairment exists when the carrying amount of the goodwill exceeds its implied fair value. We recognize impairment losses as a charge to noninterest expense (unless related to discontinued operations) and an adjustment to the carrying value of the goodwill asset. Subsequent reversals of goodwill impairment are prohibited. In 2002, our initial goodwill impairment testing resulted in a $276 million (after tax), $404 million (before tax), transitional impairment charge reported as a cumulative effect of a change in accounting principle.

We amortize core deposit intangibles on an accelerated basis based on useful lives of 10 to 15 years. We review core deposit intangibles for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Impairment is indicated if the sum of undiscounted estimated future net cash flows is less than the carrying value of the asset. Impairment is permanently recognized by writing down the asset to the extent that the carrying value exceeds the estimated fair value.

Operating Lease Assets

Operating lease rental income for leased assets, generally automobiles, is recognized in other income on a straight-line basis over the lease term. Related depreciation expense is recorded on a straight-line basis over the life of the lease, taking into account the estimated residual value of the leased asset. On a periodic basis, leased assets are reviewed for impairment. Impairment loss is recognized if the carrying amount of leased assets exceeds fair value and is not recoverable. The carrying amount of leased assets is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the lease payments and the estimated residual value upon the eventual disposition of the equipment. Auto lease receivables are written off when 120 days past due.

Pension Accounting

We account for our defined benefit pension plans using an actuarial model required by FAS 87, *Employers' Accounting for Pensions*. This model allocates pension costs over the service period of employees in the plan. The underlying principle is that employees render service ratably over this period and, therefore, the income statement effects of pensions should follow a similar pattern.

One of the principal components of the net periodic pension calculation is the expected long-term rate of return on plan assets. The use of an expected long-term rate of return on plan assets may cause us to recognize pension income returns that are greater or less than the actual returns of plan assets in any given year.

The expected long-term rate of return is designed to approximate the actual long-term rate of return over time and is not expected to change significantly. Therefore, the pattern of income/expense recognition closely matches the stable pattern of services provided by our employees over the life of our pension obligation. To determine if the expected rate of return is reasonable, we consider such factors as (1) the actual return earned on plan assets, (2) historical rates of return on the various asset classes in the plan portfolio, (3) projections of returns on various asset classes, and (4) current/prospective capital market conditions and economic forecasts. Differences in each year, if any, between expected and actual returns are included in our unrecognized net actuarial gain or loss amount. We generally amortize any unrecognized net actuarial gain or loss in excess of a 5% corridor (as defined in FAS 87) in net periodic pension calculations over the next five years.

We use a discount rate to determine the present value of our future benefit obligations. The discount rate reflects the rates available at the measurement date on long-term high-quality fixed-income debt instruments and is reset annually on the measurement date (November 30).

Income Taxes

We file a consolidated federal income tax return and, in certain states, combined state tax returns.

We determine deferred income tax assets and liabilities using the balance sheet method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and recognizes enacted changes in tax rates and laws. Deferred tax assets are recognized subject to management judgment that realization is more likely than not. Foreign taxes paid are generally applied as credits to reduce federal income taxes payable.

Stock-Based Compensation

We have several stock-based employee compensation plans, which are described more fully in Note 15. As permitted by FAS 123, *Accounting for Stock-Based Compensation*, we have elected to continue applying the intrinsic value method of Accounting Principles Board Opinion 25, *Accounting for Stock Issued to Employees*, in accounting for stock-based employee compensation plans. Pro forma net income and earnings per common share information is provided below, as if we accounted for employee stock option plans under the fair value method of FAS 123.

(in millions, except per share amounts)	Year ended December 31, 2004	2003	2002
Net income, as reported	**$7,014**	$6,202	$5,434
Add: Stock-based employee compensation expense included in reported net income, net of tax	**2**	3	3
Less: Total stock-based employee compensation expense under the fair value method for all awards, net of tax	**(275)**	(198)	(190)
Net income, pro forma	**$6,741**	$6,007	$5,247
Earnings per common share			
As reported	**$ 4.15**	$ 3.69	$ 3.19
Pro forma	**3.99**	3.57	3.08
Diluted earnings per common share			
As reported	**$ 4.09**	$ 3.65	$ 3.16
Pro forma	**3.93**	3.53	3.05

Total stock-based employee compensation was higher under the fair value method in 2004 compared with 2003. Stock options granted in our February 2004 grant, under our Long-Term Incentive Compensation Plan (the Plan), fully vested upon grant, resulting in full recognition of stock-based compensation expense for the 2004 annual grant under the fair value method in the table on the previous page. Stock options granted in our 2003, 2002 and 2001 annual grants under the Plan vest over a three-year period, and expense reflected in the table for these grants is recognized over the vesting period.

Earnings Per Common Share

We present earnings per common share and diluted earnings per common share. We compute earnings per common share by dividing net income (after deducting dividends on preferred stock) by the average number of common shares outstanding during the year. We compute diluted earnings per common share by dividing net income (after deducting dividends on preferred stock) by the average number of common shares outstanding during the year, plus the effect of common stock equivalents (for example, stock options, restricted share rights and convertible debentures) that are dilutive.

Derivatives and Hedging Activities

We recognize all derivatives on the balance sheet at fair value. On the date we enter into a derivative contract, we designate the derivative as (1) a hedge of the fair value of a recognized asset or liability ("fair value" hedge), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge) or (3) held for trading, customer accommodation or a contract not qualifying for hedge accounting ("free-standing derivative"). For a fair value hedge, we record changes in the fair value of the derivative and, to the extent that it is effective, changes in the fair value of the hedged asset or liability, attributable to the hedged risk, in current period net income in the same financial statement category as the hedged item. For a cash flow hedge, we record changes in the fair value of the derivative to the extent that it is effective in other comprehensive income. We subsequently reclassify these changes in fair value to net income in the same period(s) that the hedged transaction affects net income in the same financial statement category as the hedged item. For free-standing derivatives, we report changes in the fair values in current period noninterest income.

We formally document the relationship between hedging instruments and hedged items, as well as our risk management objective and strategy for various hedge transactions. This includes linking all derivatives designated as fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific forecasted transactions. We also formally assess, both at the inception of the hedge and on an ongoing basis, if the derivatives we use are highly effective in offsetting changes in fair values or cash flows of hedged items. If we determine that a derivative is not highly effective as a hedge, we discontinue hedge accounting.

We discontinue hedge accounting prospectively when (1) a derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item, (2) a derivative expires or is sold, terminated, or exercised, (3) a derivative is dedesignated as a hedge, because it is unlikely that a forecasted transaction will occur, or (4) we determine that designation of a derivative as a hedge is no longer appropriate.

When we discontinue hedge accounting because a derivative no longer qualifies as an effective fair value hedge, we continue to carry the derivative on the balance sheet at its fair value with changes in fair value included in earnings, and no longer adjust the previously hedged asset or liability for changes in fair value. Previous adjustments to the hedged item are accounted for in the same manner as other components of the carrying amount of the asset or liability.

When we discontinue hedge accounting because it is probable that a forecasted transaction will not occur, we continue to carry the derivative on the balance sheet at its fair value with changes in fair value included in earnings, and immediately recognize gains and losses that were accumulated in other comprehensive income in earnings.

When we discontinue hedge accounting because the hedging instrument is sold, terminated, or no longer designated (dedesignated), the amount reported in other comprehensive income up to the date of sale, termination or dedesignation continues to be reported in other comprehensive income until the forecasted transaction affects earnings.

In all other situations in which we discontinue hedge accounting, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current period earnings.

We occasionally purchase or originate financial instruments that contain an embedded derivative. At inception of the financial instrument, we assess (1) if the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the financial instrument (host contract), (2) if the financial instrument that embodies both the embedded derivative and the host contract is measured at fair value with changes in fair value reported in earnings, or (3) if a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative. If the embedded derivative does not meet any of these conditions, we separate it from the host contract and carry it at fair value with changes recorded in current period earnings.

Note 2: Business Combinations

We regularly explore opportunities to acquire financial services companies and businesses. Generally, we do not make a public announcement about an acquisition opportunity until a definitive agreement has been signed.

Effective December 31, 2004, we completed the acquisition of $29 billion in assets under management, comprising $24 billion in mutual fund assets and $5 billion in institutional investment accounts, from Strong Financial Corporation. Other business combinations completed in 2004, 2003 and 2002 were:

At December 31, 2004, we had two pending business combinations with total assets of approximately $720 million. We expect to complete these transactions by second quarter 2005.

For information on contingent consideration related to acquisitions, which are considered guarantees, see Note 25.

(in millions)	Date	Assets
2004		
Other (1)	Various	$ 74
2003		
Certain assets of Telmark, LLC, Syracuse, New York	February 28	$ 660
Pacific Northwest Bancorp, Seattle, Washington	October 31	3,245
Two Rivers Corporation, Grand Junction, Colorado	October 31	74
Other (2)	Various	136
		$4,115
2002		
Texas Financial Bancorporation, Inc., Minneapolis, Minnesota	February 1	$2,957
Five affiliated banks and related entities of Marquette Bancshares, Inc. located in Minnesota, Wisconsin, Illinois, Iowa and South Dakota	February 1	3,086
Rediscount business of Washington Mutual Bank, FA, Philadelphia, Pennsylvania	March 28	281
Tejas Bancshares, Inc., Amarillo, Texas	April 26	374
Other (3)	Various	94
		$6,792

(1) Consists of 13 acquisitions of insurance brokerage and payroll services businesses.
(2) Consists of 14 acquisitions of asset management, commercial real estate brokerage, bankruptcy and insurance brokerage businesses.
(3) Consists of 6 acquisitions of asset management, securities brokerage and insurance brokerage businesses.

Note 3: Cash, Loan and Dividend Restrictions

Federal Reserve Board regulations require that each of our subsidiary banks maintain reserve balances on deposits with the Federal Reserve Banks. The average required reserve balance was $1.2 billion and $1.0 billion in 2004 and 2003, respectively.

Federal law restricts the amount and the terms of both credit and non-credit transactions between a bank and its nonbank affiliates. They may not exceed 10% of the bank's capital and surplus (which for this purpose represents Tier 1 and Tier 2 capital, as calculated under the risk-based capital guidelines, plus the balance of the allowance for credit losses excluded from Tier 2 capital) with any single nonbank affiliate and 20% of the bank's capital and surplus with all its nonbank affiliates. Transactions that are extensions of credit may require collateral to be held to provide added security to the bank. (For further discussion of risk-based capital, see Note 26.)

Dividends paid by our subsidiary banks are subject to various federal and state regulatory limitations. Dividends that may be paid by a national bank without the express approval of the Office of the Comptroller of the Currency (OCC) are limited to that bank's retained net profits for the preceding two calendar years plus retained net profits up to the date of any dividend declaration in the current calendar year. Retained net profits, as defined by the OCC, consist of net income less dividends declared during the period. We also have state-chartered subsidiary banks that are subject to state regulations that limit dividends. Under those provisions, our national and state-chartered subsidiary banks could have declared additional dividends of $1,154 million and $844 million at December 31, 2004 and 2003, respectively, without obtaining prior regulatory approval. In addition, our nonbank subsidiaries could have declared additional dividends of $1,638 million and $1,682 million at December 31, 2004 and 2003, respectively.

Note 4: Federal Funds Sold, Securities Purchased Under Resale Agreements and Other Short-Term Investments

The table to the right provides the detail of federal funds sold, securities purchased under resale agreements and other short-term investments.

(in millions)	December 31, 2004	2003
Federal funds sold and securities purchased under resale agreements	**$3,009**	$2,081
Interest-earning deposits	**1,397**	988
Other short-term investments	**614**	664
Total	**$5,020**	$3,733

Note 5: Securities Available for Sale

The following table provides the cost and fair value for the major categories of securities available for sale carried at fair value. There were no securities classified as held to maturity at the end of 2004 or 2003.

(in millions)								December 31,
				2004				2003
	Cost	**Unrealized gross gains**	**Unrealized gross losses**	**Fair value**	Cost	Unrealized gross gains	Unrealized gross losses	Fair value
Securities of U.S. Treasury and federal agencies	**$ 1,128**	**$ 16**	**$ (4)**	**$ 1,140**	$ 1,252	$ 35	$ (1)	$ 1,286
Securities of U.S. states and political subdivisions	**3,429**	**196**	**(4)**	**3,621**	3,175	176	(5)	3,346
Mortgage-backed securities:								
Federal agencies	**20,198**	**750**	**(4)**	**20,944**	20,353	799	(22)	21,130
Private collateralized mortgage obligations [1]	**4,082**	**121**	**(4)**	**4,199**	3,056	106	(8)	3,154
Total mortgage-backed securities	**24,280**	**871**	**(8)**	**25,143**	23,409	905	(30)	24,284
Other	**2,974**	**157**	**(14)**	**3,117**	3,285	198	(28)	3,455
Total debt securities	**31,811**	**1,240**	**(30)**	**33,021**	31,121	1,314	(64)	32,371
Marketable equity securities	**507**	**198**	**(9)**	**696**	394	188	—	582
Total [2]	**$32,318**	**$1,438**	**$(39)**	**$33,717**	$31,515	$1,502	$(64)	$32,953

(1) A majority of private collateralized mortgage obligations are AAA-rated bonds collateralized by 1–4 family residential first mortgages.
(2) At December 31, 2004, we held no securities of any single issuer (excluding the U.S. Treasury and federal agencies) with a book value that exceeded 10% of stockholders' equity.

The following table shows the unrealized gross losses and fair value of securities in the securities available for sale portfolio at December 31, 2004, by length of time that individual securities in each category have been in a continuous loss position.

(in millions)						December 31, 2004
	Less than 12 months		12 months or more		Total	
	Unrealized gross losses	Fair value	Unrealized gross losses	Fair value	Unrealized gross losses	Fair value
Securities of U.S. Treasury and federal agencies	$ (4)	$ 304	$—	$ —	$ (4)	$ 304
Securities of U.S. states and political subdivisions	(1)	65	(3)	62	(4)	127
Mortgage-backed securities:						
Federal agencies	(4)	450	—	—	(4)	450
Private collateralized mortgage obligations	(4)	981	—	—	(4)	981
Total mortgage-backed securities	(8)	1,431	—	—	(8)	1,431
Other	(11)	584	(3)	56	(14)	640
Total debt securities	(24)	2,384	(6)	118	(30)	2,502
Marketable equity securities	(9)	44	—	—	(9)	44
Total	$(33)	$2,428	$ (6)	$118	$(39)	$2,546

We had a limited number of debt securities in a continuous loss position for 12 months or more at December 31, 2004, which consisted of asset-backed securities, bonds and notes. Because the declines in fair value were due to changes in market interest rates, not in estimated cash flows, and because we have the intent and ability to retain our investment in the issuer for a period of time to allow for any anticipated recovery in market value, no other-than-temporary impairment was recorded at December 31, 2004.

Securities pledged where the secured party has the right to sell or repledge totaled $2.3 billion at December 31, 2004, and $3.2 billion at December 31, 2003. Securities pledged where the secured party does not have the right to sell or repledge totaled $19.4 billion at December 31, 2004, and $18.6 billion at December 31, 2003, primarily to secure trust and public deposits and for other purposes as required or permitted by law. We have accepted collateral in the form of securities that we have the right to sell or repledge of $2.5 billion at December 31, 2004, and $2.1 billion at December 31, 2003, of which we sold or repledged $1.7 billion and $1.8 billion, respectively.

The following table shows the realized net gains on the sales of securities from the securities available for sale portfolio, including marketable equity securities.

(in millions)	Year ended December 31, 2004	2003	2002
Realized gross gains	**$ 168**	$ 178	$ 617
Realized gross losses [1]	**(108)**	(116)	(419)
Realized net gains	**$ 60**	$ 62	$ 198

(1) Includes other-than-temporary impairment of $9 million, $50 million and $180 million for 2004, 2003 and 2002, respectively.

The following table shows the remaining contractual principal maturities and contractual yields of debt securities available for sale. The remaining contractual principal maturities for mortgage-backed securities were allocated assuming no prepayments. Remaining expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations before the underlying mortgages mature.

(in millions)	December 31, 2004									
	Total amount	Weighted-average yield	Remaining contractual principal maturity							
			Within one year		After one year through five years		After five years through ten years		After ten years	
			Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Securities of U.S. Treasury and federal agencies	$ 1,140	3.51%	$278	3.02%	$ 774	3.47%	$ 43	4.99%	$ 45	5.73%
Securities of U.S. states and political subdivisions	3,621	7.20	253	8.10	1,011	7.73	1,020	7.35	1,337	6.51
Mortgage-backed securities:										
Federal agencies	20,944	5.80	28	2.79	89	5.55	66	5.72	20,761	5.81
Private collateralized mortgage obligations	4,199	4.98	—	—	3	6.80	4	3.79	4,192	4.98
Total mortgage-backed securities	25,143	5.67	28	2.79	92	5.60	70	5.60	24,953	5.67
Other	3,117	8.42	207	4.63	1,037	8.46	1,115	8.79	758	8.84
ESTIMATED FAIR VALUE OF DEBT SECURITIES [1]	$33,021	6.02%	$766	5.12%	$2,914	6.79%	$2,248	7.97%	$27,093	5.80%
TOTAL COST OF DEBT SECURITIES	$31,811		$645		$2,504		$2,093		$26,569	

(1) The weighted-average yield is computed using the contractual life amortization method.

Note 6: Loans and Allowance for Credit Losses

A summary of the major categories of loans outstanding is shown in the following table. Outstanding loan balances at December 31, 2004 and 2003, are net of unearned income, including net deferred loan fees, of $3,766 million and $3,430 million, respectively.

At December 31, 2004 and 2003, we did not have any concentrations greater than 10% of total loans included in any of the following loan categories: commercial loans by industry; commercial real estate loans by state or property type; real estate 1–4 family first and junior lien mortgages by state, except for California, which represented 18% of total loans at December 31, 2004, and 19% of total loans at December 31, 2003; or other revolving credit and installment loans by product type.

(in millions)					December 31,
	2004	2003	2002	2001	2000
Commercial and commercial real estate:					
Commercial	**$ 54,517**	$ 48,729	$ 47,292	$ 47,547	$ 50,518
Other real estate mortgage	**29,804**	27,592	25,312	24,808	23,972
Real estate construction	**9,025**	8,209	7,804	7,806	7,715
Lease financing	**5,169**	4,477	4,085	4,017	4,350
Total commercial and commercial real estate	**98,515**	89,007	84,493	84,178	86,555
Consumer:					
Real estate 1-4 family first mortgage	**87,686**	83,535	44,119	29,317	19,321
Real estate 1-4 family junior lien mortgage	**52,190**	36,629	28,147	21,801	17,361
Credit card	**10,260**	8,351	7,455	6,700	6,616
Other revolving credit and installment	**34,725**	33,100	26,353	23,502	23,974
Total consumer	**184,861**	161,615	106,074	81,320	67,272
Foreign	**4,210**	2,451	1,911	1,598	1,624
Total loans	**$287,586**	$253,073	$192,478	$167,096	$155,451

In assessing adequate compensation for the credit risk presented by a customer, we may require collateral. We hold various types of collateral, including accounts receivable, inventory, land, buildings, equipment, income-producing commercial properties and residential real estate. Collateral requirements for each customer may vary according to the specific credit underwriting, terms and structure of loans funded immediately or under a commitment to fund at a later date.

A commitment to extend credit is a legally binding agreement to lend funds to a customer, usually at a stated interest rate and for a specified purpose. These commitments have fixed expiration dates and generally require a fee. When we make such a commitment, we have credit risk. The liquidity requirements or credit risk will be lower than the contractual amount of commitments to extend credit because a significant portion of these commitments are expected to expire without being used. Certain commitments are subject to loan agreements with covenants regarding the financial performance of the customer that must be met before we are required to fund the commitment. We use the same credit policies for commitments to extend credit that we use in making loans. For information on standby letters of credit, see Note 25.

In addition, we manage the potential risk in credit commitments by limiting the total amount of arrangements, both by individual customer and in total, by monitoring the size and maturity structure of these portfolios and by applying the same credit standards for all of our credit activities.

The total of our unfunded loan commitments, net of all funds lent and all standby and commercial letters of credit issued under the terms of these commitments, is summarized by loan categories in the following table.

(in millions)		December 31,
	2004	2003
Commercial and commercial real estate:		
Commercial	**$ 59,603**	$ 52,211
Other real estate mortgage	**2,788**	1,961
Real estate construction	**7,164**	5,644
Total commercial and commercial real estate	**69,555**	59,816
Consumer:		
Real estate 1-4 family first mortgage	**9,009**	6,428
Real estate 1-4 family junior lien mortgage	**31,396**	23,436
Credit card	**38,200**	24,831
Other revolving credit and installment	**15,427**	11,219
Total consumer	**94,032**	65,914
Foreign	**407**	238
Total loan commitments	**$163,994**	$125,968

The allowance for credit losses comprises the allowance for loan losses and the reserve for unfunded credit commitments.

Changes in the allowance for credit losses were:

(in millions)				Year ended December 31,	
	2004	2003	2002	2001	2000
Balance, beginning of year	**$ 3,891**	$ 3,819	$ 3,717	$ 3,681	$ 3,312
Allowances related to business combinations/other	**8**	69	93	41	265
Provision for credit losses	**1,717**	1,722	1,684	1,727	1,284
Loan charge-offs:					
Commercial and commercial real estate:					
Commercial	**(424)**	(597)	(716)	(692)	(429)
Other real estate mortgage	**(25)**	(33)	(24)	(32)	(32)
Real estate construction	**(5)**	(11)	(40)	(37)	(8)
Lease financing	**(62)**	(41)	(21)	(22)	—
Total commercial and commercial real estate	**(516)**	(682)	(801)	(783)	(469)
Consumer:					
Real estate 1-4 family first mortgage	**(53)**	(47)	(39)	(40)	(16)
Real estate 1-4 family junior lien mortgage	**(107)**	(77)	(55)	(36)	(34)
Credit card	**(463)**	(476)	(407)	(421)	(367)
Other revolving credit and installment	**(919)**	(827)	(770)	(770)	(623)
Total consumer	**(1,542)**	(1,427)	(1,271)	(1,267)	(1,040)
Foreign	**(143)**	(105)	(84)	(78)	(86)
Total loan charge-offs	**(2,201)**	(2,214)	(2,156)	(2,128)	(1,595)
Loan recoveries:					
Commercial and commercial real estate:					
Commercial	**150**	177	162	96	98
Other real estate mortgage	**17**	11	16	22	13
Real estate construction	**6**	11	19	3	4
Lease financing	**26**	8	—	—	—
Total commercial and commercial real estate	**199**	207	197	121	115
Consumer:					
Real estate 1-4 family first mortgage	**6**	10	8	6	4
Real estate 1-4 family junior lien mortgage	**24**	13	10	8	14
Credit card	**62**	50	47	40	39
Other revolving credit and installment	**220**	196	205	203	213
Total consumer	**312**	269	270	257	270
Foreign	**24**	19	14	18	30
Total loan recoveries	**535**	495	481	396	415
Net loan charge-offs	**(1,666)**	(1,719)	(1,675)	(1,732)	(1,180)
Balance, end of year	**$ 3,950**	$ 3,891	$ 3,819	$ 3,717	$ 3,681
Components:					
Allowance for loan losses	**$ 3,762**	$ 3,891	$ 3,819	$ 3,717	$ 3,681
Reserve for unfunded credit commitments (1)	**188**	—	—	—	—
Allowance for credit losses	**$ 3,950**	$ 3,891	$ 3,819	$ 3,717	$ 3,681
Net loan charge-offs as a percentage of average total loans	**.62%**	.81%	.96%	1.10%	.84%
Allowance for loan losses as a percentage of total loans	**1.31%**	1.54%	1.98%	2.22%	2.37%
Allowance for credit losses as a percentage of total loans	**1.37**	1.54	1.98	2.22	2.37

(1) Effective September 30, 2004, we transferred the portion of the allowance for loan losses related to commercial lending commitments and letters of credit to other liabilities.

We have an established process to determine the adequacy of the allowance for credit losses that assesses the risks and losses inherent in our portfolio. This process supports an allowance consisting of two components, allocated and unallocated. For the allocated component, we combine estimates of the allowances needed for loans analyzed on a pooled basis and loans analyzed individually (including impaired loans).

Approximately two-thirds of the allocated allowance is determined at a pooled level for retail loan portfolios (consumer loans and leases, home mortgage loans, and some segments of small business loans). We use forecasting models to measure inherent loss in these portfolios. We frequently validate and update these models to capture recent behavioral characteristics of the portfolios, as well as any changes in our loss mitigation or marketing strategies.

We use a standardized loan grading process for wholesale loan portfolios (commercial, commercial real estate, real estate construction and leases) and review larger higher-risk transactions individually. Based on this process, we assign a loss factor to each pool of graded loans. For graded loans with evidence of credit weakness at December 31, 2004, the loss factors are derived from migration models that track loss content associated with actual portfolio movements between loan grades over a specified period of time. For graded loans without evidence of credit weakness at December 31, 2004, we use a combination of our long-term average loss experience and external loss data. In addition, we individually review nonperforming loans over $3 million for impairment based on cash flows or collateral. We include the impairment on nonperforming loans in the allocated allowance unless it has already been recognized as a loss.

The potential risk from unfunded loan commitments and letters of credit for wholesale loan portfolios is considered along with the loss analysis of loans outstanding. Unfunded commercial loan commitments and letters of credit are converted to a loan equivalent factor as part of the analysis. At December 31, 2004, the reserve for these unfunded credit commitments was $188 million, less than 5% of the allowance for credit losses. At December 31, 2003, 3% of the total allowance for credit losses related to this potential risk.

The allocated allowance is supplemented by the unallocated allowance to adjust for imprecision and to incorporate the range of probable outcomes inherent in estimates used for the allocated allowance. The unallocated allowance is the result of our judgment of risks inherent in the portfolio, economic uncertainties, historical loss experience and other subjective factors, including industry trends.

The ratios of the allocated allowance and the unallocated allowance to the total allowance may change from period to period. The total allowance reflects management's estimate of credit losses inherent in the loan portfolio, including unfunded commitments, at December 31, 2004.

Like all national banks, our subsidiary national banks continue to be subject to examination by their primary regulator, the Office of the Comptroller of the Currency (OCC), and some have OCC examiners in residence. The OCC examinations occur throughout the year and target various activities of our subsidiary national banks, including both the loan grading system and specific segments of the loan portfolio (for example, commercial real estate and shared national credits). The Parent and its nonbank subsidiaries are examined by the Federal Reserve Board.

We consider the allowance for credit losses of $3.95 billion adequate to cover credit losses inherent in the loan portfolio, including unfunded commitments, at December 31, 2004.

Nonaccrual loans were $1,358 million and $1,458 million at December 31, 2004 and 2003, respectively. Loans past due 90 days or more as to interest or principal and still accruing interest were $2,578 million at December 31, 2004 and $2,337 million at December 31, 2003. The 2004 and 2003 balances included $1,820 million and $1,641 million, respectively, in advances pursuant to our servicing agreements to the Government National Mortgage Association (GNMA) mortgage pools whose repayments are insured by the Federal Housing Administration or guaranteed by the Department of Veteran Affairs. Prior to clarifying guidance issued in 2003 as to classification as loans, GNMA advances were included in other assets.

The recorded investment in impaired loans and the methodology used to measure impairment was:

(in millions)	December 31, 2004	2003
Impairment measurement based on:		
Collateral value method	$183	$386
Discounted cash flow method	126	243
Total (1)	$309	$629

(1) Includes $107 million and $59 million of impaired loans with a related allowance of $17 million and $8 million at December 31, 2004 and 2003, respectively.

The average recorded investment in impaired loans during 2004, 2003 and 2002 was $481 million, $668 million and $705 million, respectively.

All of our impaired loans are on nonaccrual status. When the ultimate collectibility of the total principal of an impaired loan is in doubt, all payments are applied to principal, under the cost recovery method. When the ultimate collectibility of the total principal of an impaired loan is not in doubt, contractual interest is credited to interest income when received, under the cash basis method. Total interest income recognized for impaired loans in 2004, 2003 and 2002 under the cash basis method was not significant.

Note 7: Premises, Equipment, Lease Commitments and Other Assets

(in millions)	December 31, 2004	2003
Land	$ 585	$ 521
Buildings	2,974	2,699
Furniture and equipment	3,110	3,013
Leasehold improvements	1,049	957
Premises and equipment leased under capital leases	60	57
Total premises and equipment	7,778	7,247
Less accumulated depreciation and amortization	3,928	3,713
Net book value, premises and equipment	$3,850	$3,534

Depreciation and amortization expense for premises and equipment was $654 million, $666 million and $599 million in 2004, 2003 and 2002, respectively.

Net losses on dispositions of premises and equipment, included in noninterest expense, were $5 million, $46 million and $52 million in 2004, 2003 and 2002, respectively.

We have obligations under a number of noncancelable operating leases for premises (including vacant premises) and equipment. The terms of these leases, including renewal options, are predominantly up to 15 years, with the longest up to 75 years, and many provide for periodic adjustment of rentals based on changes in various economic indicators. The future minimum payments under noncancelable operating leases and capital leases, net of sublease rentals, with terms greater than one year as of December 31, 2004, were:

(in millions)	Operating leases	Capital leases
Year ended December 31,		
2005	$ 476	$ 7
2006	398	4
2007	332	2
2008	268	2
2009	219	1
Thereafter	835	15
Total minimum lease payments	$2,528	31
Executory costs		(2)
Amounts representing interest		(9)
Present value of net minimum lease payments		$20

Operating lease rental expense (predominantly for premises), net of rental income, was $586 million, $574 million and $535 million in 2004, 2003 and 2002, respectively.

The components of other assets were:

(in millions)	December 31, 2004	2003
Nonmarketable equity investments:		
Private equity investments	$ 1,449	$ 1,714
Federal bank stock	1,713	1,765
All other	2,067	1,542
Total nonmarketable equity investments[1]	5,229	5,021
Operating lease assets	3,642	3,448
Accounts receivable	2,682	2,456
Interest receivable	1,483	1,287
Core deposit intangibles	603	737
Foreclosed assets	212	198
Due from customers on acceptances	170	137
Other	8,470	6,845
Total other assets	$22,491	$20,129

(1) At December 31, 2004 and 2003, $3.3 billion and $2.8 billion, respectively, of nonmarketable equity investments, including all federal bank stock, were accounted for at cost.

Income related to nonmarketable equity investments was:

(in millions)	Year ended December 31, 2004	2003
Nonmarketable equity investments:		
Net gains (losses) from private equity investments	$319	$ (3)
Net gains from all other nonmarketable equity investments	33	116
Net gains from nonmarketable equity investments	$352	$113

Note 8: Intangible Assets

The gross carrying amount of intangible assets and accumulated amortization was:

(in millions)	December 31, 2004		2003	
	Gross carrying amount	**Accumulated amortization**	Gross carrying amount	Accumulated amortization
Amortized intangible assets:				
Mortgage servicing rights, before valuation allowance [1]	**$ 18,903**	**$ 9,437**	$16,459	$7,611
Core deposit intangibles	**2,426**	**1,823**	2,426	1,689
Other	**567**	**296**	392	273
Total amortized intangible assets	**$21,896**	**$11,556**	$19,277	$9,573
Unamortized intangible asset (trademark)	**$ 14**		$ 14	

(1) See Note 22 for additional information on MSRs and the related valuation allowance.

As of December 31, 2004, the current year and estimated future amortization expense for amortized intangible assets was:

(in millions)	Mortgage servicing rights	Core deposit intangibles	Other	Total
Year ended December 31, 2004	**$1,826**	**$134**	**$26**	**$1,986**
Estimate for year ended December 31,				
2005	$ 1,828	$ 123	$ 51	$ 2,002
2006	1,413	110	47	1,570
2007	1,115	100	44	1,259
2008	930	92	25	1,047
2009	762	85	23	870

We based the projections of amortization expense for mortgage servicing rights shown above on existing asset balances and the existing interest rate environment as of December 31, 2004. Future amortization expense may be significantly different depending upon changes in the mortgage servicing portfolio, mortgage interest rates and market conditions. We based the projections of amortization expense for core deposit intangibles shown above on existing asset balances at December 31, 2004. Future amortization expense may vary based on additional core deposit intangibles acquired through business combinations.

Note 9: Goodwill

The changes in the carrying amount of goodwill as allocated to our operating segments for goodwill impairment analysis were:

(in millions)	Community Banking	Wholesale Banking	Wells Fargo Financial	Consolidated Company
December 31, 2002	$ 6,743	$ 2,667	$ 343	$ 9,753
Goodwill from business combinations	545	68	—	613
Foreign currency translation adjustments	—	—	7	7
Goodwill written off related to divested businesses	(2)	—	—	(2)
December 31, 2003	**7,286**	**2,735**	**350**	**10,371**
Goodwill from business combinations	**5**	**302**	**—**	**307**
Foreign currency translation adjustments	**—**	**—**	**3**	**3**
December 31, 2004	**$7,291**	**$3,037**	**$353**	**$10,681**

For goodwill impairment testing, enterprise-level goodwill acquired in business combinations is allocated to reporting units based on the relative fair value of assets acquired and recorded in the respective reporting units. Through this allocation, we assigned enterprise-level goodwill to the reporting units that are expected to benefit from the synergies of the combination. We used discounted estimated future net cash flows to evaluate goodwill reported at all reporting units.

For our goodwill impairment analysis, we allocate all of the goodwill to the individual operating segments. For management reporting we do not allocate all of the goodwill to the individual operating segments: some is allocated at the enterprise level. See Note 20 for further information on management reporting. The balances of goodwill for management reporting were:

(in millions)	Community Banking	Wholesale Banking	Wells Fargo Financial	Enterprise	Consolidated Company
December 31, 2003	$ 3,439	$ 785	$ 350	$ 5,797	$ 10,371
December 31, 2004	**$3,444**	**$1,087**	**$353**	**$5,797**	**$10,681**

Note 10: Deposits

The total of time certificates of deposit and other time deposits issued by domestic offices was $55,495 million and $47,322 million at December 31, 2004 and 2003, respectively. Substantially all of those deposits were interest bearing. The contractual maturities of those deposits were:

(in millions)	December 31, 2004
2005	$47,937
2006	3,758
2007	1,909
2008	953
2009	604
Thereafter	334
Total	$55,495

Of those deposits, the amount of time deposits with a denomination of $100,000 or more was $41,851 million and $33,258 million at December 31, 2004 and 2003, respectively. The contractual maturities of these deposits were:

(in millions)	December 31, 2004
Three months or less	$37,990
After three months through six months	778
After six months through twelve months	1,115
After twelve months	1,968
Total	$41,851

Time certificates of deposit and other time deposits issued by foreign offices with a denomination of $100,000 or more represent the majority of all of our foreign deposit liabilities of $8,533 million and $8,768 million at December 31, 2004 and 2003, respectively.

Demand deposit overdrafts of $470 million and $655 million were included as loan balances at December 31, 2004 and 2003, respectively.

Note 11: Short-Term Borrowings

The table below shows selected information for short-term borrowings, which generally mature in less than 30 days.

At December 31, 2004, we had $1.09 billion available in lines of credit. These financing arrangements require the maintenance of compensating balances or payment of fees, which were not material.

(in millions)	2004		2003		2002	
	Amount	**Rate**	Amount	Rate	Amount	Rate
As of December 31,						
Commercial paper and other short-term borrowings	**$ 6,225**	**2.40%**	$ 6,709	1.26%	$11,109	1.57%
Federal funds purchased and securities sold under agreements to repurchase	**15,737**	**2.04**	17,950	.84	22,337	1.08
Total	**$21,962**	**2.14**	$24,659	.95	$33,446	1.24
Year ended December 31,						
Average daily balance						
Commercial paper and other short-term borrowings	**$10,010**	**1.56%**	$11,506	1.22%	$13,048	1.84%
Federal funds purchased and securities sold under agreements to repurchase	**16,120**	**1.22**	18,392	.99	20,230	1.47
Total	**$26,130**	**1.35**	$29,898	1.08	$33,278	1.61
Maximum month-end balance						
Commercial paper and other short-term borrowings (1)	**$16,492**	**N/A**	$14,462	N/A	$17,323	N/A
Federal funds purchased and securities sold under agreements to repurchase (2)	**22,117**	**N/A**	24,132	N/A	33,647	N/A

N/A – Not applicable.
(1) Highest month-end balance in each of the last three years was in July 2004, January 2003 and January 2002.
(2) Highest month-end balance in each of the last three years was in June 2004, April 2003 and January 2002.

Note 12: Long-Term Debt

Following is a summary of long-term debt, based on original maturity, (reflecting unamortized debt discounts and premiums, where applicable) owed by the Parent and its subsidiaries:

(in millions)	Maturity date(s)	Stated interest rate(s)	December 31, 2004	2003
Wells Fargo & Company (Parent only)				
Senior				
Global Notes (1)	2005-2027	2.20-7.65%	**$12,970**	$ 9,497
Floating-Rate Notes	2005-2009	Varies	**20,155**	12,905
Extendable Notes (2)	2005-2009	Varies	**5,500**	2,999
Equity Linked Notes (3)	2006-2014	Varies	**472**	297
Convertible Debenture (4)	2033	Varies	**3,000**	3,000
Total senior debt – Parent			**42,097**	28,698
Subordinated				
Fixed-Rate Notes (1)	2011-2023	4.625-6.65%	**4,502**	3,280
FixFloat Notes	2012	4.00% through 2006, varies	**299**	299
Total subordinated debt – Parent			**4,801**	3,579
Junior Subordinated				
Fixed-Rate Notes (1)(5)	2031-2034	5.625-7.00%	**3,248**	2,732
Total junior subordinated debt – Parent			**3,248**	2,732
Total long-term debt – Parent			**50,146**	35,009
Wells Fargo Bank, N.A. and its subsidiaries (WFB, N.A.)				
Senior				
Fixed-Rate Bank Notes (1)	2006-2007	1.50-2.75%	**165**	210
Floating-Rate Notes	2005-2034	Varies	**7,604**	9,035
Floating-Rate Federal Home Loan Bank (FHLB) Advances	2005-2011	Varies	**1,400**	1,075
FHLB Notes and Advances (1)	2012	5.20%	**200**	3,310
Equity Linked Notes (3)	2005-2014	2.08-5.13%	**40**	—
Notes payable by subsidiaries	2005-2024	3.132-21.08%	**79**	79
Other notes and debentures	2005-2013	1.14-3.83%	**53**	—
Other notes and debentures	2005-2011	Varies	**11**	11
Obligations of subsidiaries under capital leases (Note 7)			**19**	7
Total senior debt – WFB, N.A.			**9,571**	13,727
Subordinated				
Fixed-Rate Bank Notes (1)	2011-2013	7.73-9.39%	—	16
FixFloat Notes (1)	2010	Varies	**998**	998
Floating-Rate Notes	2011-2013	Varies	—	43
Notes	2010-2011	6.45-7.55%	**2,821**	2,867
Other notes and debentures	2008-2013	6.00-12.00%	**11**	—
Total subordinated debt – WFB, N.A.			**3,830**	3,924
Total long-term debt – WFB, N.A.			**13,401**	17,651
Wells Fargo Financial, Inc., and its subsidiaries (WFFI)				
Senior				
Fixed-Rate Notes	2005-2012	1.47-7.60%	**5,343**	6,969
Floating-Rate Notes	2005-2034	Varies	**1,303**	1,292
Total long-term debt – WFFI			**$ 6,646**	$ 8,261

(1) We entered into interest rate swap agreements for a major portion of these notes, whereby we receive fixed-rate interest payments approximately equal to interest on the notes and make interest payments based on an average three-month or six-month London Interbank Offered Rate (LIBOR).

(2) The extendable notes are floating-rate securities with an initial maturity of 13 months, which can be extended on a rolling monthly basis, at the investor's option, to a final maturity of 5 years.

(3) These notes are linked to baskets of equities, commodities or equity indices.

(4) On April 15, 2003, we issued $3 billion of convertible senior debentures as a private placement. In November 2004, we amended the indenture under which the debentures were issued to eliminate a provision in the indenture that prohibited us from paying cash upon conversion of the debentures if an event of default as defined in the indenture exists at the time of conversion. We then made an irrevocable election under the indenture on December 15, 2004, that upon conversion of the debentures, we must satisfy the accreted value of the obligation (the amount accrued to the benefit of the holder exclusive of the conversion spread) in cash and may satisfy the conversion spread (the excess conversion value over the accreted value) in either cash or stock. We can also redeem all or some of the convertible debt securities for cash at any time on or after May 5, 2008, at their principal amount plus accrued interest, if any.

(5) See Note 13 (Guaranteed Preferred Beneficial Interests in Company's Subordinated Debentures).

(continued on following page)

(continued from previous page)

(in millions)	Maturity date(s)	Stated interest rate(s)	December 31, 2004	2003
Other consolidated subsidiaries				
Senior				
Fixed-Rate Notes	2005-2031	1.50-6.97%	$ 93	$ 150
Floating-Rate FHLB Advances	2008-2009	Varies	500	—
Other notes and debentures – Floating-Rate	2011	Varies	10	10
Other notes and debentures	2005-2016	1.16-3.50%	471	41
Other notes and debentures	2007	Varies	1	5
Obligations of subsidiaries under capital leases (Note 7)			1	18
Total senior debt – Other consolidated subsidiaries			1,076	224
Subordinated				
Notes	2008	6.25%	222	228
Notes (1)	2005-2006	6.875-7.31%	889	1,091
Other notes and debentures – Floating-Rate	2005	7.55%	85	85
Other notes and debentures	2005-2008	1.23-11.88%	83	57
Total subordinated debt – Other consolidated subsidiaries			1,279	1,461
Junior Subordinated				
Fixed-Rate Notes (5)	2026-2029	7.73-9.875%	865	868
Floating-Rate Notes (5)	2027-2032	Varies	167	168
Total junior subordinated debt – Other consolidated subsidiaries			1,032	1,036
Total long-term debt – Other consolidated subsidiaries			3,387	2,721
Total long-term debt			$73,580	$63,642

At December 31, 2004, the principal payments, including sinking fund payments, on long-term debt are due as noted:

(in millions)	Parent	Company
2005	$ 8,149	$14,586
2006	7,358	9,113
2007	10,592	13,352
2008	6,666	9,831
2009	5,928	6,954
Thereafter	11,453	19,744
Total	$50,146	$73,580

The interest rates on floating-rate notes are determined periodically by formulas based on certain money market rates, subject, on certain notes, to minimum or maximum interest rates.

As part of our long-term and short-term borrowing arrangements, we are subject to various financial and operational covenants. Some of the agreements under which debt has been issued have provisions that may limit the merger or sale of certain subsidiary banks and the issuance of capital stock or convertible securities by certain subsidiary banks. At December 31, 2004, we were in compliance with all the covenants.

Note 13: Guaranteed Preferred Beneficial Interests in Company's Subordinated Debentures

Effective December 31, 2003, as a result of the adoption of FIN 46R we deconsolidated certain wholly-owned trusts formed for the sole purpose of issuing trust preferred securities (the Trusts).With respect to those Trusts that would otherwise be subject to reporting obligations under SEC rules and regulations, the Parent has provided a full and unconditional guarantee of the trust preferred securities, and the Trusts have no operating histories or independent operations and are not engaged in and do not propose to engage in any other activity.

Information with respect to the Trusts is summarized in the table to the right and information with respect to the Parent is included in Note 23 (Condensed Consolidating Financial Statements). The trust preferred securities qualified as Tier 1 capital. See Note 26 (Regulatory and Agency Capital Requirements). The junior subordinated debentures held by the Trusts are included in the Company's long-term debt. See Note 12 (Long-Term Debt). Prior to December 31, 2003, the Trusts were consolidated subsidiaries and the trust preferred securities were included in liabilities in the consolidated balance sheet, as "Guaranteed preferred beneficial interests in Company's subordinated debentures."

($ in millions)	December 31, 2004	2003
Company's junior subordinated debentures	$4,280	$3,768
Trust common securities	$ 129	$ 113
Trust preferred securities	4,151	3,655
	$4,280	$3,768
Number of Trusts	14	13

Note 14: Preferred Stock

We are authorized to issue 20 million shares of preferred stock and 4 million shares of preference stock, both without par value. Preferred shares outstanding rank senior to common shares both as to dividends and liquidation preference but have no general voting rights. We have not issued any preference shares under this authorization.

On November 15, 2003, all shares of the Adjustable-Rate Cumulative, Series B, preferred stock were redeemed. Preferred dividends of $3 million and $4 million were declared in 2003 and 2002, respectively.

ESOP CUMULATIVE CONVERTIBLE PREFERRED STOCK

All shares of our ESOP Cumulative Convertible Preferred Stock (ESOP Preferred Stock) were issued to a trustee acting on behalf of the Wells Fargo & Company 401(k) Plan.

Dividends on the ESOP Preferred Stock are cumulative from the date of initial issuance and are payable quarterly at annual rates ranging from 8.50% to 12.50%, depending upon the year of issuance. Each share of ESOP Preferred Stock released from the unallocated reserve of the 401(k) Plan is converted into shares of our common stock based on the stated value of the ESOP Preferred Stock and the then current market price of our common stock. The ESOP Preferred Stock is also convertible at the option of the holder at any time, unless previously redeemed. We have the option to redeem the ESOP Preferred Stock at any time, in whole or in part, at a redemption price per share equal to the higher of (a) $1,000 per share plus accrued and unpaid dividends or (b) the fair market value, as defined in the Certificates of Designation of the ESOP Preferred Stock.

	Shares issued and outstanding December 31,		Carrying amount (in millions) December 31,		Adjustable dividend rate	
	2004	2003	**2004**	2003	Minimum	Maximum
ESOP Preferred Stock [1]:						
2004	**89,420**	—	**$ 90**	$ —	8.50%	9.50%
2003	**60,513**	68,238	**61**	68	8.50	9.50
2002	**46,694**	53,641	**47**	54	10.50	11.50
2001	**34,279**	40,206	**34**	40	10.50	11.50
2000	**24,362**	29,492	**24**	30	11.50	12.50
1999	**8,722**	11,032	**9**	11	10.30	11.30
1998	**2,985**	4,075	**3**	4	10.75	11.75
1997	**2,206**	4,081	**2**	4	9.50	10.50
1996	**382**	2,927	**—**	3	8.50	9.50
1995	**—**	408	**—**	—	10.00	10.00
Total ESOP Preferred Stock	**269,563**	214,100	**$ 270**	$ 214		
Unearned ESOP shares [2]			**$(289)**	$(229)		

(1) Liquidation preference $1,000.

(2) In accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position 93-6, *Employers' Accounting for Employee Stock Ownership Plans*, we recorded a corresponding charge to unearned ESOP shares in connection with the issuance of the ESOP Preferred Stock. The unearned ESOP shares are reduced as shares of the ESOP Preferred Stock are committed to be released. For information on dividends paid, see Note 15.

Note 15: Common Stock and Stock Plans

Common Stock

Our reserved, issued and authorized shares of common stock at December 31, 2004, were:

	Number of shares
Dividend reinvestment and common stock purchase plans	2,304,973
Director plans	734,684
Stock plans (1)	212,321,072
Total shares reserved	215,360,729
Shares issued	1,736,381,025
Shares not reserved	4,048,258,246
Total shares authorized	6,000,000,000

(1) Includes employee option, restricted shares and restricted share rights, 401(k), profit sharing and compensation deferral plans.

Dividend Reinvestment and Common Stock Purchase Plans

Participants in our dividend reinvestment and common stock direct purchase plans may purchase shares of our common stock at fair market value by reinvesting dividends and/or making optional cash payments, under the plan's terms.

Director Plans

We provide a stock award to non-employee directors as part of their annual retainer under our director plans. We also provide annual grants of options to purchase common stock to each non-employee director elected or re-elected at the annual meeting of stockholders. The options can be exercised after six months and through the tenth anniversary of the grant date.

Employee Stock Plans

LONG-TERM INCENTIVE PLANS Our stock incentive plans provide for awards of incentive and nonqualified stock options, stock appreciation rights, restricted shares, restricted share rights, performance awards and stock awards without restrictions. We can grant employee stock options with exercise prices at or above the fair market value (as defined in the plan) of the stock at the date of grant and with terms of up to ten years. Options granted in 2003 and prior generally become fully exercisable over three years from the date of grant. Options granted in 2004 generally vest fully upon grant. Except as otherwise permitted under the plan, if employment is ended for reasons other than retirement, permanent disability or death, the option period is reduced or the options are canceled.

Options also may include the right to acquire a "reload" stock option. If an option contains the reload feature and if a participant pays all or part of the exercise price of the option with shares of stock purchased in the market or held by the participant for at least six months, upon exercise of the option, the participant is granted a new option to purchase, at the fair market value of the stock as of the date of the reload, the number of shares of stock equal to the sum of the number of shares used in payment of the exercise price and a number of shares with respect to related statutory minimum withholding taxes. Options granted in 2004 did not include a reload feature.

We did not record any compensation expense for the options granted under the plans during 2004, 2003 and 2002, as the exercise price was equal to the quoted market price of the stock at the date of grant. The total number of shares of common stock available for grant under the plans at December 31, 2004, was 38,417,959.

Holders of restricted shares and restricted share rights are entitled to the related shares of common stock at no cost generally over three to five years after the restricted shares or restricted share rights were granted. Holders of restricted shares generally are entitled to receive cash dividends paid on the shares. Holders of restricted share rights generally are entitled to receive cash payments equal to the cash dividends that would have been paid had the restricted share rights been issued and outstanding shares of common stock. Except in limited circumstances, restricted shares and restricted share rights are canceled when employment ends.

In 2004, no restricted shares or restricted share rights were granted. In 2003 and 2002, 61,740 and 81,380 restricted shares and restricted share rights were granted, respectively, with a weighted-average grant-date per share fair value of $56.05 and $45.47, respectively. At December 31, 2004, 2003 and 2002, there were 448,150, 577,722 and 656,124 restricted shares and restricted share rights outstanding, respectively. The compensation expense for the restricted shares and restricted share rights equals the quoted market price of the related stock at the date of grant and is accrued over the vesting period. We recognized total compensation expense for the restricted shares and restricted share rights of $3 million in 2004, $4 million in 2003 and $5 million in 2002.

For various acquisitions and mergers since 1992, we converted employee and director stock options of acquired or merged companies into stock options to purchase our common stock based on the terms of the original stock option plan and the agreed-upon exchange ratio.

BROAD-BASED PLANS In 1996, we adopted the *PartnerShares®* Stock Option Plan, a broad-based employee stock option plan. It covers full- and part-time employees who were not included in the long-term incentive plans described on the preceding page. The total number of shares of common stock authorized for issuance under the plan since inception through December 31, 2004, was 74,000,000, including 21,194,286 shares available for grant. The exercise date of options granted under the *PartnerShares* Plan is the earlier of (1) five years after the date of grant or (2) when the quoted market price of the stock reaches a predetermined price. These options generally expire ten years after the date of grant. Because the exercise price of each *PartnerShares* grant has been equal to or higher than the quoted market price of our common stock at the date of grant, we do not recognize any compensation expense.

The following table summarizes stock option activity and related information for the three years ended December 31, 2004.

	Director Plans		Long-Term Incentive Plans		Broad-Based Plans	
	Number	Weighted-average exercise price	Number	Weighted-average exercise price	Number	Weighted-average exercise price
Options outstanding as of December 31, 2001	312,916	$ 34.69	81,929,268	$ 37.23	45,414,315	$ 39.23
2002:						
Granted	44,786	50.22	23,790,286 (1)	46.99	18,015,150	50.46
Canceled	—	—	(1,539,244)	45.36	(10,092,056)	42.15
Exercised	(8,594)	30.56	(10,873,465)	30.62	(3,249,213)	30.54
Acquisitions	—	—	72,892	31.33	—	—
Options outstanding as of December 31, 2002	349,108	36.78	93,379,737	40.35	50,088,196	43.25
2003:						
Granted	62,346	47.22	23,052,384 (1)	46.04	—	—
Canceled	—	—	(1,529,868)	46.76	(4,293,930)	46.85
Exercised	(59,707)	26.90	(13,884,561)	31.96	(6,408,797)	34.09
Acquisitions	4,769	31.42	889,842	25.89	—	—
Options outstanding as of December 31, 2003	356,516	40.19	101,907,534	42.56	39,385,469	44.35
2004:						
Granted	**50,960**	**56.39**	**21,983,690 (1)**	**57.41**	**—**	**—**
Canceled	**—**	**—**	**(1,241,637)**	**48.06**	**(2,895,200)**	**48.26**
Exercised	**(21,427)**	**18.81**	**(18,574,660)**	**37.89**	**(3,792,605)**	**34.84**
Options outstanding as of December 31, 2004	**386,049**	**$43.51**	**104,074,927**	**$46.46**	**32,697,664**	**$45.10**
Outstanding options exercisable as of:						
December 31, 2002	349,108	$ 36.78	54,429,329	$ 36.94	9,174,196	$ 31.35
December 31, 2003	353,131	40.08	63,257,541	40.33	12,063,244	35.21
December 31, 2004	**386,049**	**43.51**	**84,702,073**	**46.64**	**8,590,539**	**35.99**

(1) Includes 4,909,864, 2,311,824 and 2,860,926 reload grants at December 31, 2004, 2003 and 2002, respectively.

The following table presents the weighted-average per share fair value of options granted estimated using a Black-Scholes option-pricing model and the weighted-average assumptions used.

	2004	2003	2002
Per share fair value of options granted:			
Director Plans	**$9.34**	$9.59	$13.45
Long-Term Incentive Plans	**9.32**	9.48	12.34
Broad-Based Plans	**—**	—	15.62
Expected life (years)	**4.4**	4.3	5.0
Expected volatility	**23.8%**	29.2%	31.6%
Risk-free interest rate	**2.9**	2.5	4.6
Expected annual dividend yield	**3.4**	2.9	2.4

This table is a summary of our stock option plans described on the preceding page.

					December 31, 2004
			Options outstanding		Options exercisable
Range of exercise prices	Number	Weighted-average exercise price	Weighted-average remaining contractual life (in yrs.)	Number	Weighted-average exercise price
Director Plans					
$7.84-$13.48	3,210	$10.80	1.01	3,210	$10.80
$13.49-$16.00	12,530	15.49	.64	12,530	15.49
$16.01-$25.04	40,796	22.08	.93	40,796	22.08
$25.05-$38.29	44,620	32.92	2.86	44,620	32.92
$38.30-$51.00	211,733	46.53	6.62	211,733	46.53
$51.01-$69.01	73,160	59.43	7.75	73,160	59.43
Long-Term Incentive Plans					
$3.37-$5.06	51,412	$ 4.22	5.10	51,412	$ 4.22
$5.07-$7.60	4,366	5.84	21.02	4,366	5.84
$11.42-$17.13	424,485	15.72	1.09	334,485	15.48
$17.14-$25.71	121,589	23.26	3.21	121,589	23.26
$25.72-$38.58	21,690,735	34.18	3.94	21,476,235	34.17
$38.59-$71.30	81,782,340	49.94	7.05	62,713,986	51.16
Broad-based Plans					
$16.56	429,482	$16.56	1.56	429,482	$16.56
$24.85-$37.81	7,041,357	35.29	3.41	7,041,357	35.29
$37.82-$46.50	13,584,200	46.46	5.85	738,150	46.48
$46.51-$51.15	11,642,625	50.50	7.22	381,550	50.50

EMPLOYEE STOCK OWNERSHIP PLAN Under the Wells Fargo & Company 401(k) Plan (the 401(k) Plan), a defined contribution employee stock ownership plan (ESOP), the 401(k) Plan may borrow money to purchase our common or preferred stock. Beginning in 1994, we have loaned money to the 401(k) Plan to purchase shares of our ESOP Preferred Stock. As we release and convert ESOP Preferred Stock into common shares, we record compensation expense equal to the current market price of the common shares. Dividends on the common shares allocated as a result of the release and conversion of the ESOP Preferred Stock reduce retained earnings and the shares are considered outstanding for computing earnings per share. Dividends on the unallocated ESOP Preferred Stock do not reduce retained earnings, and the shares are not considered to be common stock equivalents for computing earnings per share. Loan principal and interest payments are made from our contributions to the 401(k) Plan, along with dividends paid on the ESOP Preferred Stock. With each principal and interest payment, a portion of the ESOP Preferred Stock is released and, after conversion of the ESOP Preferred Stock into common shares, allocated to the 401(k) Plan participants.

The balance of ESOP shares, the dividends on allocated shares of common stock and unreleased preferred shares paid to the 401(k) Plan and the fair value of unearned ESOP shares were:

(in millions, except shares)		Shares outstanding December 31,			Dividends paid Year ended December 31,	
	2004	2003	2002	**2004**	2003	2002
Allocated shares (common)	**33,921,758**	31,927,982	29,421,521	**$61**	$46	$31
Unreleased shares (preferred)	**269,563**	214,100	177,560	**32**	26	24
Fair value of unearned ESOP shares	**$270**	$214	$178			

Deferred Compensation Plan for Independent Sales Agents WF Deferred Compensation Holdings, Inc. is a wholly-owned subsidiary of the Parent formed solely to sponsor a deferred compensation plan for independent sales agents who provide investment, financial and other qualifying services for or with respect to participating affiliates. The plan, which became effective January 1, 2002, allows participants to defer all or part of their eligible compensation payable to them by a participating affiliate. The Parent has fully and unconditionally guaranteed the deferred compensation obligations of WF Deferred Compensation Holdings, Inc. under the plan.

Note 16: Employee Benefits and Other Expenses

Employee Benefits

We sponsor noncontributory qualified defined benefit retirement plans including the Cash Balance Plan. The Cash Balance Plan is an active plan that covers eligible employees (except employees of certain subsidiaries).

Under the Cash Balance Plan, eligible employees' Cash Balance Plan accounts are allocated a compensation credit based on a percentage of their certified compensation. The compensation credit percentage is based on age and years of credited service. In addition, investment credits are allocated to participants quarterly based on their accumulated balances. Employees become vested in their Cash Balance Plan accounts after completing five years of vesting service or reaching age 65, if earlier. Pension benefits accrued before the conversion to the Cash Balance Plan are guaranteed. In addition, certain employees are eligible for a special transition benefit.

Although we were not required to make a minimum contribution in 2004 for our Cash Balance Plan, we funded the maximum amount deductible under the Internal Revenue Code, or $535 million. The total amount contributed for our pension plans was $580 million. We expect that we will not be required to make a minimum contribution in 2005 for the Cash Balance Plan. The maximum contribution amount in 2005 for the Cash Balance Plan depends on several factors, including the finalization of participant data. Our decision on how much to contribute, if any, depends on other factors, including the actual investment performance of plan assets. Given these uncertainties, we cannot at this time reliably estimate the maximum deductible contribution or the amount that we will contribute in 2005 to the Cash Balance Plan. For the unfunded nonqualified pension plans and postretirement benefit plans, we will contribute the minimum required amount in 2005, which equals the benefits paid under the plans. In 2004, we paid $70 million in benefits for the postretirement plans, which included $26 million in retiree contributions, and $25 million for the unfunded pension plans.

We sponsor defined contribution retirement plans including the 401(k) Plan. Under the 401(k) Plan, after one month of service, eligible employees may contribute up to 25% of their pretax certified compensation, although there may be a lower limit for certain highly compensated employees in order to maintain the qualified status of the 401(k) Plan. Eligible employees who complete one year of service are eligible for matching company contributions, which are generally a 100% match up to 6% of an employee's certified compensation. The matching contributions generally vest over four years.

At the end of 2004, we committed to make a special contribution in shares of Wells Fargo common stock to the 401(k) Plan for eligible team members, equaling 1% of a team member's pay, up to a maximum of $750, resulting in an additional $44 million in employee benefits expense.

Expenses for defined contribution retirement plans were $356 million, $257 million and $248 million in 2004, 2003 and 2002, respectively.

We provide health care and life insurance benefits for certain retired employees and reserve the right to terminate or amend any of the benefits at any time.

The information set forth in the following tables is based on current actuarial reports using the measurement date of November 30 for our pension and postretirement benefit plans.

The changes in the projected benefit obligation during 2004 and 2003 and the amounts included in the Consolidated Balance Sheet at December 31, 2004 and 2003, were:

(in millions)	December 31, 2004			December 31, 2003		
	Pension benefits			Pension benefits		
	Qualified	Non-qualified	Other benefits	Qualified	Non-qualified	Other benefits
Projected benefit obligation at beginning of year	$3,387	$202	$698	$3,055	$215	$619
Service cost	170	23	17	164	22	15
Interest cost	215	13	43	209	14	42
Plan participants' contributions	—	—	26	—	—	20
Amendments	(54)	(12)	(1)	17	—	—
Actuarial gain (loss)	296	27	37	150	(31)	66
Benefits paid	(240)	(25)	(70)	(213)	(18)	(65)
Foreign exchange impact	3	—	1	5	—	1
Projected benefit obligation at end of year	$3,777	$228	$751	$3,387	$202	$698

The weighted-average assumptions used to determine the projected benefit obligation were:

	Year ended December 31, 2004		Year ended December 31, 2003	
	Pension benefits(1)	Other benefits	Pension benefits(1)	Other benefits
Discount rate	6.0%	6.0%	6.5%	6.5%
Rate of compensation increase	4.0	—	4.0	—

(1) Includes both qualified and nonqualified pension benefits.

The accumulated benefit obligation for the defined benefit pension plans was $3,786 million and $3,366 million at December 31, 2004 and 2003, respectively.

The changes in the fair value of plan assets during 2004 and 2003 were:

(in millions)	Year ended December 31, 2004			Year ended December 31, 2003		
	Pension benefits			Pension benefits		
	Qualified	Non-qualified	Other benefits	Qualified	Non-qualified	Other benefits
Fair value of plan assets at beginning of year	$3,690	$ —	$272	$3,090	$ —	$213
Actual return on plan assets	450	—	27	445	—	26
Employer contribution	555	25	74	365	18	79
Plan participants' contributions	—	—	26	—	—	19
Benefits paid	(240)	(25)	(70)	(213)	(18)	(65)
Foreign exchange impact	2	—	—	3	—	—
Fair value of plan assets at end of year	$4,457	$ —	$329	$3,690	$ —	$272

We seek to achieve the expected long-term rate of return with a prudent level of risk given the benefit obligations of the pension plans and their funded status. We target the Cash Balance Plan's asset allocation for a target mix range of 40–70% equities, 20–50% fixed income, and approximately 10% in real estate, venture capital and other investments. The target ranges employ a Tactical Asset Allocation overlay, which is designed to overweight stocks or bonds when a compelling opportunity exists. The Employee Benefit Review Committee (EBRC), which includes several members of senior management, formally reviews the investment risk and performance of the Cash Balance Plan on a quarterly basis. Annual Plan liability analysis and periodic asset/liability evaluations are also conducted.

The weighted-average allocation of plan assets was:

	Percentage of plan assets at December 31, 2004 Pension plan assets	2004 Other benefit plan assets	2003 Pension plan assets	2003 Other benefit plan assets
Equity securities	63%	51%	66%	49%
Debt securities	33	46	31	46
Real estate	3	1	2	1
Other	1	2	1	4
Total	100%	100%	100%	100%

This table reconciles the funded status of the plans to the amounts included in the Consolidated Balance Sheet.

(in millions)	2004 Pension benefits Qualified	2004 Pension benefits Non-qualified	2004 Other benefits	2003 Pension benefits Qualified	2003 Pension benefits Non-qualified	2003 Other benefits
Funded status[1]	$ 680	$(228)	$(422)	$303	$(202)	$(426)
Employer contributions in December	—	1	5	—	2	7
Unrecognized net actuarial loss	647	25	158	523	1	128
Unrecognized net transition asset	—	—	3	(1)	—	4
Unrecognized prior service cost	(67)	(20)	(8)	(13)	(8)	(9)
Accrued benefit income (cost)	$1,260	$(222)	$(264)	$812	$(207)	$(296)
Amounts recognized in the balance sheet consist of:						
Prepaid benefit cost	$1,260	$ —	$ —	$812	$ —	$ —
Accrued benefit liability	—	(223)	(264)	(2)	(209)	(296)
Intangible asset	—	—	—	1	—	—
Accumulated other comprehensive income	—	1	—	1	2	—
Accrued benefit income (cost)	$1,260	$(222)	$(264)	$812	$(207)	$(296)

(1) Fair value of plan assets at year end less benefit obligation at year end.

The table to the right provides information for pension plans with benefit obligations in excess of plan assets, which are substantially due to our nonqualified pension plans.

(in millions)	December 31, 2004	2003
Projected benefit obligation	$294	$240
Accumulated benefit obligation	247	207
Fair value of plan assets	55	28

The net periodic benefit cost was:

(in millions)	Year ended December 31, 2004 Pension benefits Qualified	2004 Pension benefits Non-qualified	2004 Other benefits	2003 Pension benefits Qualified	2003 Pension benefits Non-qualified	2003 Other benefits	2002 Pension benefits Qualified	2002 Pension benefits Non-qualified	2002 Other benefits
Service cost	$ 170	$23	$ 17	$ 164	$22	$ 15	$ 154	$20	$ 14
Interest cost	215	13	43	209	14	42	202	14	40
Expected return on plan assets	(327)	—	(23)	(275)	—	(18)	(244)	—	(19)
Recognized net actuarial loss (gain)[1]	51	1	2	85	7	(3)	2	7	(7)
Amortization of prior service cost	(1)	(1)	(1)	16	—	(1)	(1)	(1)	(1)
Amortization of unrecognized transition asset	—	—	—	—	—	1	(1)	—	—
Settlement	(2)	2	—	—	—	—	—	—	—
Net periodic benefit cost	$ 106	$38	$ 38	$ 199	$43	$ 36	$ 112	$40	$ 27

(1) Net actuarial loss (gain) is generally amortized over five years.

The weighted-average assumptions used to determine the net periodic benefit cost were:

	Year ended December 31,					
	2004		2003		2002	
	Pension benefits[1]	**Other benefits**	Pension benefits[1]	Other benefits	Pension benefits[1]	Other benefits
Discount rate	**6.5%**	**6.5%**	7.0%	7.0%	7.5%	7.5%
Expected return on plan assets	**9.0**	**9.0**	9.0	9.0	9.0	9.0
Rate of compensation increase	**4.0**	**—**	4.0	—	4.0	—

(1) Includes both qualified and nonqualified pension benefits.

The long-term rate of return assumptions above were derived based on a combination of factors including (1) long-term historical return experience for major asset class categories (i.e., large cap and small cap domestic equities, international equities and domestic fixed income), and (2) forward-looking return expectations for these major asset classes.

To account for postretirement health care plans we use a health care cost trend rate to recognize the effect of expected changes in future health care costs due to medical inflation, utilization changes, new technology, regulatory requirements and Medicare cost shifting. We assumed average annual increases of 10.5% for health care costs for 2005. The rate of average annual increases is assumed to trend down 1% each year between 2005 and 2010. By 2010 and thereafter, we assumed rates of 5.5% for HMOs and for all other types of coverage. Increasing the assumed health care trend by one percentage point in each year would increase the benefit obligation as of December 31, 2004, by $64 million and the total of the interest cost and service cost components of the net periodic benefit cost for 2004 by $6 million. Decreasing the assumed health care trend by one percentage point in each year would decrease the benefit obligation as of December 31, 2004, by $57 million and the total of the interest cost and service cost components of the net periodic benefit cost for 2004 by $5 million.

The investment strategy for the postretirement plans is maintained separate from the strategy for the pension plans. The general target asset mix is 55–65% equities and 35–45% fixed income. In addition, the Retiree Medical Plan VEBA considers the effect of income taxes by utilizing a combination of variable annuity and low turnover investment strategies. Members of the EBRC formally review the investment risk and performance of the postretirement plans on a quarterly basis.

Future benefits, reflecting expected future service that we expect to pay under the pension and other benefit plans were:

(in millions)	Pension benefits		Other
	Qualified	Non-qualified	benefits
Year ended December 31,			
2005	$ 221	$ 23	$ 44
2006	225	23	47
2007	228	23	50
2008	237	23	53
2009	241	24	56
2010-2014	1,278	103	310

Other Expenses

Expenses which exceeded 1% of total interest income and noninterest income and which are not otherwise shown separately in the financial statements or Notes to Financial Statements were:

(in millions)	Year ended December 31,		
	2004	2003	2002
Outside professional services	**$669**	$509	$445
Contract services	**626**	866	546
Advertising and promotion	**459**	392	327
Travel and entertainment	**442**	389	337
Outside data processing	**418**	404	350
Telecommunications	**296**	343	347
Postage	**269**	336	256

Note 17: Income Taxes

The components of income tax expense were:

(in millions)	Year ended December 31, 2004	2003	2002
Current:			
Federal	**$2,815**	$1,298	$2,529
State and local	**354**	165	273
Foreign	**154**	114	37
	3,323	1,577	2,839
Deferred:			
Federal	**379**	1,492	268
State and local	**53**	206	37
	432	1,698	305
Total	**$3,755**	$3,275	$3,144

The tax benefit related to the exercise of employee stock options recorded in stockholders' equity was $175 million, $148 million and $73 million for 2004, 2003 and 2002, respectively.

We had a net deferred tax liability of $4,940 million and $4,517 million at December 31, 2004 and 2003, respectively. The tax effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities are presented in the table to the right.

We have determined that a valuation reserve is not required for any of the deferred tax assets since it is more likely than not that these assets will be realized principally through carry back to taxable income in prior years, future reversals of existing taxable temporary differences, and, to a lesser extent, future taxable income and tax planning strategies. Our conclusion that it is "more likely than not" that the deferred tax assets will be realized is based on federal taxable income in excess of $13 billion in the carry-back period, substantial state taxable income in the carry-back period, as well as a history of growth in earnings.

The deferred tax liability related to 2004, 2003 or 2002 unrealized gains and losses on securities available for sale along with the deferred tax liability related to derivative and hedging activities for 2004 and 2003, had no effect on income tax expense as these gains and losses, net of taxes, were recorded in cumulative other comprehensive income.

(in millions)	December 31, 2004	2003
Deferred Tax Assets		
Allowance for loan losses	**$1,430**	$1,479
Net tax-deferred expenses	**217**	567
Other	**402**	102
Total deferred tax assets	**2,049**	2,148
Deferred Tax Liabilities		
Core deposit intangibles	**188**	251
Leasing	**2,461**	2,225
Mark to market	**448**	1,026
Mortgage servicing	**2,848**	2,206
FAS 115 adjustment	**535**	559
FAS 133 adjustment	**23**	8
Other	**486**	390
Total deferred tax liabilities	**6,989**	6,665
Net Deferred Tax Liability	**$4,940**	$4,517

On October 22, 2004, Congress passed the American Jobs Creation Act of 2004, which creates a temporary incentive for U.S. multinationals to repatriate accumulated income earned abroad by providing an 85% dividends-received deduction on certain dividends from controlled foreign corporations. To qualify for the deduction, the dividends must be reinvested in the U.S. in accordance with a qualified plan adopted by a company's CEO and Board of Directors. We have completed our evaluation of the repatriation provisions and we do not anticipate that the potential income tax effects of any repatriation will have a material effect on our financial statements.

The table below reconciles the statutory federal income tax expense and rate to the effective income tax expense and rate.

(in millions)	2004 Amount	2004 Rate	2003 Amount	2003 Rate	2002 Amount	2002 Rate
Statutory federal income tax expense and rate	**$3,769**	**35.0%**	$3,317	35.0%	$3,100	35.0%
Change in tax rate resulting from:						
State and local taxes on income, net of federal income tax benefit	**265**	**2.5**	241	2.5	201	2.3
Tax-exempt income and tax credits	**(224)**	**(2.1)**	(161)	(1.7)	(122)	(1.4)
Donations of appreciated securities	**—**	**—**	(90)	(.9)	—	—
Other	**(55)**	**(.5)**	(32)	(.3)	(35)	(.4)
Effective income tax expense and rate	**$3,755**	**34.9%**	$3,275	34.6%	$3,144	35.5%

Note 18: Earnings Per Common Share

The table below shows earnings per common share and diluted earnings per common share and reconciles the numerator and denominator of both earnings per common share calculations.

At December 31, 2004, 2003 and 2002, options to purchase 3.3 million, 4.4 million and 35.9 million shares, respectively, were outstanding but not included in the calculation of earnings per share because the exercise price was higher than the market price, and therefore they were antidilutive.

(in millions, except per share amounts)		Year ended December 31,	
	2004	2003	2002
Net income before effect of change in accounting principle	$ 7,014	$ 6,202	$ 5,710
Less: Preferred stock dividends	—	3	4
Net income applicable to common stock before effect of change in accounting principle (numerator)	7,014	6,199	5,706
Cumulative effect of change in accounting principle (numerator)	—	—	(276)
Net income applicable to common stock (numerator)	$ 7,014	$ 6,199	$ 5,430
EARNINGS PER COMMON SHARE			
Average common shares outstanding (denominator)	1,692.2	1,681.1	1,701.1
Per share before effect of change in accounting principle	$ 4.15	$ 3.69	$ 3.35
Per share effect of change in accounting principle	—	—	(.16)
Per share	$ 4.15	$ 3.69	$ 3.19
DILUTED EARNINGS PER COMMON SHARE			
Average common shares outstanding	1,692.2	1,681.1	1,701.1
Add: Stock options	20.8	16.0	16.6
Restricted share rights	.4	.4	.3
Diluted average common shares outstanding (denominator)	1,713.4	1,697.5	1,718.0
Per share before effect of change in accounting principle	$ 4.09	$ 3.65	$ 3.32
Per share effect of change in accounting principle	—	—	(.16)
Per share	$ 4.09	$ 3.65	$ 3.16

Note 19: Other Comprehensive Income

The components of other comprehensive income and the related tax effects were:

(in millions)									Year ended December 31,
			2004			2003			2002
	Before tax	**Tax effect**	**Net of tax**	Before tax	Tax effect	Net of tax	Before tax	Tax effect	Net of tax
Translation adjustments	**$ 20**	**$ 8**	**$ 12**	$ 42	$ 16	$ 26	$ 1	$ —	$ 1
Minimum pension liability adjustment	**—**	**—**	**—**	—	—	—	68	26	42
Securities available for sale and other retained interests:									
Net unrealized gains (losses) arising during the year	**35**	**12**	**23**	(117)	(42)	(75)	414	159	255
Reclassification of net losses (gains) included in net income	**(72)**	**(27)**	**(45)**	(68)	(26)	(42)	369	140	229
Net unrealized gains (losses) arising during the year	**(37)**	**(15)**	**(22)**	(185)	(68)	(117)	783	299	484
Derivatives and hedging activities:									
Net unrealized losses arising during the year	**(376)**	**(137)**	**(239)**	(1,629)	(603)	(1,026)	(800)	(297)	(503)
Reclassification of net losses on cash flow hedges included in net income	**413**	**152**	**261**	1,707	628	1,079	318	118	200
Net unrealized gains (losses) arising during the year	**37**	**15**	**22**	78	25	53	(482)	(179)	(303)
Other comprehensive income	**$ 20**	**$ 8**	**$ 12**	$ (65)	$ (27)	$ (38)	$ 370	$ 146	$ 224

Cumulative other comprehensive income balances were:

(in millions)	Translation adjustments	Minimum pension liability adjustment	Net unrealized gains (losses) on securities and other retained interests	Net unrealized gains (losses) on derivatives and other hedging activities	Cumulative other comprehensive income
Balance, December 31, 2001	$(15)	$(42)	$ 546	$263	$752
Net change	1	42	484	(303)	224
Balance, December 31, 2002	(14)	—	1,030	(40)	976
Net change	26	—	(117)	53	(38)
Balance, December 31, 2003	12	—	913	13	938
Net change	**12**	**—**	**(22)**	**22**	**12**
Balance, December 31, 2004	**$ 24**	**$ —**	**$ 891**	**$ 35**	**$950**

Note 20: Operating Segments

We have three lines of business for management reporting: Community Banking, Wholesale Banking and Wells Fargo Financial. The results for these lines of business are based on our management accounting process, which assigns balance sheet and income statement items to each responsible operating segment. This process is dynamic and, unlike financial accounting, there is no comprehensive, authoritative guidance for management accounting equivalent to generally accepted accounting principles. The management accounting process measures the performance of the operating segments based on our management structure and is not necessarily comparable with similar information for other financial services companies. We define our operating segments by product type and customer segments. If the management structure and/or the allocation process changes, allocations, transfers and assignments may change. In that case, results for prior periods would be restated for comparability.

The Community Banking Group offers a complete line of diversified financial products and services to consumers and small businesses with annual sales generally up to $10 million in which the owner generally is the financial decision maker. Community Banking also offers investment management and other services to retail customers and high net worth individuals, insurance, securities brokerage through affiliates and venture capital financing. These products and services include the *Wells Fargo Funds*®, a family of mutual funds, as well as personal trust, employee benefit trust and agency assets. Loan products include lines of credit, equity lines and loans, equipment and transportation (auto, recreational vehicle and marine) loans, education loans, origination and purchase of residential mortgage loans and servicing of mortgage loans and credit cards. Other credit products and financial services available to small businesses and their owners include receivables and inventory financing, equipment leases, real estate financing, Small Business Administration financing, venture capital financing, cash management, payroll services, retirement plans, medical savings accounts and credit and debit card processing. Consumer and business deposit products include checking accounts, savings deposits, market rate accounts, Individual Retirement Accounts (IRAs), time deposits and debit cards.

Community Banking serves customers through a wide range of channels, which include traditional banking stores, in-store banking centers, business centers and ATMs. Also, *Phone Bank*SM centers and the National Business Banking Center provide 24-hour telephone service. Online banking services include single sign-on to online banking, bill pay and brokerage, as well as online banking for small business.

The Wholesale Banking Group serves businesses across the United States with annual sales generally in excess of $10 million. Wholesale Banking provides a complete line of commercial, corporate and real estate banking products and services. These include traditional commercial loans and lines of credit, letters of credit, asset-based lending, equipment leasing, mezzanine financing, high-yield debt, international trade facilities, foreign exchange services, treasury management, investment management, institutional fixed income and equity sales, online/electronic products such as the *CEO*® (*Commercial Electronic Office*®) portal, insurance brokerage services and investment banking services. Wholesale Banking manages and administers institutional investments and mutual funds, including the *Wells Fargo Funds*. Upon the second quarter 2005 merger of the *Wells Fargo Funds* and certain funds acquired in the Strong Financial transaction, we will rename our mutual fund family the *Wells Fargo Advantage Funds*SM. Wholesale Banking includes the majority ownership interest in the Wells Fargo HSBC Trade Bank, which provides trade financing, letters of credit and collection services and is sometimes supported by the Export-Import Bank of the United States (a public agency of the United States offering export finance support for American-made products). Wholesale Banking also supports the commercial real estate market with products and services such as construction loans for commercial and residential development, land acquisition and development loans, secured and unsecured lines of credit, interim financing arrangements for completed structures, rehabilitation loans, affordable housing loans and letters of credit, permanent loans for securitization, commercial real estate loan servicing and real estate and mortgage brokerage services.

Wells Fargo Financial includes consumer finance and auto finance operations. Consumer finance operations make direct consumer and real estate loans to individuals and purchase sales finance contracts from retail merchants from offices throughout the United States and in Canada, Latin America, the Caribbean, Guam and Saipan. Automobile finance operations specialize in purchasing sales finance contracts directly from automobile dealers and making loans secured by automobiles in the United States, Canada and Puerto Rico. Wells Fargo Financial also provides credit cards and lease and other commercial financing.

The "Other" Column consists of Corporate level investment activities and balances and unallocated goodwill held at the enterprise level. This column also includes separately identified transactions recorded at the enterprise level for management reporting.

(income/expense in millions, average balances in billions)	Community Banking	Wholesale Banking	Wells Fargo Financial	Other (2)	Consolidated Company
2004					
Net interest income (1)	**$12,153**	**$2,209**	**$2,793**	**$ (5)**	**$17,150**
Provision for credit losses	**858**	**62**	**797**	**—**	**1,717**
Noninterest income	**9,360**	**3,070**	**385**	**94**	**12,909**
Noninterest expense	**13,077**	**2,728**	**1,590**	**178**	**17,573**
Income (loss) before income tax expense (benefit)	**7,578**	**2,489**	**791**	**(89)**	**10,769**
Income tax expense (benefit)	**2,611**	**890**	**284**	**(30)**	**3,755**
Net income (loss)	**$ 4,967**	**$1,599**	**$ 507**	**$ (59)**	**$ 7,014**
2003					
Net interest income (1)	$ 11,495	$ 2,228	$ 2,311	$ (27)	$ 16,007
Provision for credit losses	892	177	623	30	1,722
Noninterest income	9,218	2,766	378	20	12,382
Noninterest expense	13,214	2,579	1,343	54	17,190
Income (loss) before income tax expense (benefit)	6,607	2,238	723	(91)	9,477
Income tax expense (benefit)	2,243	792	272	(32)	3,275
Net income (loss)	$ 4,364	$ 1,446	$ 451	$ (59)	$ 6,202
2002					
Net interest income (1)	$ 10,372	$ 2,257	$ 1,866	$ (13)	$ 14,482
Provision for credit losses	865	278	541	—	1,684
Noninterest income	8,085	2,316	354	12	10,767
Noninterest expense	11,241	2,367	1,099	4	14,711
Income (loss) before income tax expense (benefit) and effect of change in accounting principle	6,351	1,928	580	(5)	8,854
Income tax expense (benefit)	2,235	692	220	(3)	3,144
Net income (loss) before effect of change in accounting principle	4,116	1,236	360	(2)	5,710
Cumulative effect of change in accounting principle	—	(98)	(178)	—	(276)
Net income (loss)	$ 4,116	$ 1,138	$ 182	$ (2)	$ 5,434
2004					
Average loans	**$ 187.0**	**$ 53.1**	**$ 29.5**	**$ —**	**$ 269.6**
Average assets	**295.8**	**77.6**	**31.2**	**6.0**	**410.6**
Average core deposits	**197.8**	**25.5**	**.1**	**—**	**223.4**
2003					
Average loans	$ 143.2	$ 49.5	$ 20.4	$ —	$ 213.1
Average assets	273.5	75.8	22.2	6.1	377.6
Average core deposits	184.6	22.3	.1	—	207.0

(1) Net interest income is the difference between interest earned on assets and the cost of liabilities to fund those assets. Interest earned includes actual interest earned on segment assets and, if the segment has excess liabilities, interest credits for providing funding to other segments. The cost of liabilities includes interest expense on segment liabilities and, if the segment does not have enough liabilities to fund its assets, a funding charge based on the cost of excess liabilities from another segment. In general, Community Banking has excess liabilities and receives interest credits for the funding it provides the other segments.

(2) The reconciling items for revenue (net interest income plus noninterest income) and net income principally related to Corporate level equity investment activities and other separately identified transactions recorded at the enterprise level for management reporting, including, in 2004, a $176 million loss on debt extinguishment and, in 2003, a $30 million non-recurring loss on sale of a sub-prime credit card portfolio and $51 million of other charges related to employee benefits and software. *Average assets principally comprise unallocated goodwill held at the enterprise level.*

Note 21: Securitizations and Variable Interest Entities

We routinely originate, securitize and sell into the secondary market home mortgage loans and, from time to time, other financial assets, including student loans, commercial mortgage loans, home equity loans, auto receivables and securities. We typically retain the servicing rights and may retain other beneficial interests from these sales. These securitizations are usually structured without recourse to us and with no restrictions on the retained interests. We do not have significant credit risks from the retained interests.

We recognized gains of $379 million from sales of financial assets in securitizations in 2004 and $393 million in 2003. Additionally, we had the following cash flows with our securitization trusts.

(in millions)	Year ended December 31,			
	2004		2003	
	Mortgage loans	**Other financial assets**	Mortgage loans	Other financial assets
Sales proceeds from securitizations	**$33,550**	**$ —**	$23,870	$132
Servicing fees	**88**	**—**	60	8
Cash flows on other retained interests	**138**	**11**	137	9

In the normal course of creating securities to sell to investors, we may sponsor special-purpose entities which hold, for the benefit of the investors, financial instruments that are the source of payment to the investors. Special-purpose entities are consolidated unless they meet the criteria for a qualifying special-purpose entity in accordance with FAS 140 or are not required to be consolidated under existing accounting guidance.

For securitizations completed in 2004 and 2003, we used the following assumptions to determine the fair value of mortgage servicing rights and other retained interests at the date of securitization.

	Mortgage servicing rights		Other retained interests	
	2004	2003	**2004**	2003
Prepayment speed (annual CPR [1][2])	**16.8%**	15.1%	**14.9%**	18.0%
Life (in years) [2]	**4.9**	5.6	**3.9**	4.3
Discount rate [2]	**9.9%**	8.1%	**10.3%**	11.6%

(1) Constant prepayment rate
(2) Represents weighted averages for all retained interests resulting from securitizations completed in 2004 and 2003.

In 2004, we retained some AAA-rated floating-rate mortgage-backed securities. The fair value at the date of securitization was determined using quoted market prices. The implied CPR, life, and discount spread to LIBOR curve at the date of securitization is presented in the following table.

	Retained interest – AAA mortgage-backed securities
	2004
Prepayment speed (annual CPR)	34.8%
Life (in years)	2.2
Discount spread to LIBOR [1] curve	.32%

(1) London Interbank Offered Rate

At December 31, 2004, key economic assumptions and the sensitivity of the current fair value of mortgage servicing rights, both purchased and retained, and other retained interests related to residential mortgage loan securitizations to immediate adverse changes in those assumptions are presented in the table below.

($ in millions)	Mortgage servicing rights	Other retained interests
Fair value of retained interests	$7,911	$ 134
Expected weighted-average life (in years)	4.6	3.1
Prepayment speed assumption (annual CPR)	16.1%	19.6%
Decrease in fair value from 10% adverse change	$ 358	$ 6
Decrease in fair value from 25% adverse change	822	14
Discount rate assumption	10.2%	10.5%
Decrease in fair value from 100 basis point adverse change	$ 265	$ 4
Decrease in fair value from 200 basis point adverse change	513	8

At December 31, 2004, key economic assumptions and the sensitivity of the current fair value of the AAA-rated floating-rate mortgage-backed securities related to residential mortgage loan securitizations to immediate adverse changes in those assumptions are presented in the table on the next page. The fair value of these securities was determined using quoted market prices.

($ in millions)	Retained interest - AAA mortgage-backed securities
Fair value of retained interests	$ 928
Expected weighted-average life (in years)	1.7
Prepayment speed assumption (annual CPR)	42.2%
Decrease in fair value from 10% adverse change	$ —
Decrease in fair value from 25% adverse change	1
Discount spread to LIBOR curve assumption	.40%
Decrease in fair value from 10 basis point adverse change	$ 2
Decrease in fair value from 20 basis point adverse change	3

The sensitivities in the previous tables are hypothetical and should be used with caution. Changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear. Also, in the previous tables, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated independently without changing any other assumption. In reality, changes in one factor may result in changes in another (for example, changes in prepayment speed estimates could result in changes in the discount rates), which might magnify or counteract the sensitivities.

This table presents information about the principal balances of managed and securitized loans.

(in millions)			December 31,		Year ended December 31,	
	Total loans(1)		Delinquent loans(2)		Net charge-offs (recoveries)	
	2004	2003	**2004**	2003	**2004**	2003
Commercial and commercial real estate:						
Commercial	**$ 54,517**	$ 48,729	**$ 371**	$ 679	**$ 274**	$ 420
Other real estate mortgage	**59,910**	50,963	**370**	480	**32**	30
Real estate construction	**9,025**	8,209	**63**	62	**(1)**	—
Lease financing	**5,169**	4,477	**68**	73	**36**	33
Total commercial and commercial real estate	**128,621**	112,378	**872**	1,294	**341**	483
Consumer:						
Real estate 1-4 family first mortgage	**132,703**	136,137	**724**	671	**47**	37
Real estate 1-4 family junior lien mortgage	**52,190**	36,629	**132**	118	**83**	64
Credit card	**10,260**	8,351	**150**	135	**401**	426
Other revolving credit and installment	**43,744**	41,249	**476**	414	**699**	641
Total consumer	**238,897**	222,366	**1,482**	1,338	**1,230**	1,168
Foreign	**4,527**	2,728	**99**	8	**122**	88
Total loans managed and securitized	**$372,045**	$337,472	**$2,453**	$2,640	**$1,693**	$1,739
Less:						
Sold or securitized loans	**45,997**	47,875				
Mortgages held for sale	**29,723**	29,027				
Loans held for sale	**8,739**	7,497				
Total loans held	**$287,586**	$253,073				

(1) Represents loans on the balance sheet or that have been securitized, but excludes securitized loans that we continue to service but as to which we have no other continuing involvement.
(2) Includes nonaccrual loans and loans 90 days or more past due and still accruing.

We are a variable interest holder in certain special-purpose entities that are consolidated because we absorb a majority of each entity's expected losses, receive a majority of each entity's expected returns or both. We do not hold a majority voting interest in these entities. Substantially all of these entities were formed to invest in securities and to securitize real estate investment trust securities and had approximately $6 billion and $5 billion in total assets at December 31, 2004 and 2003, respectively. The primary activities of these entities consist of acquiring and disposing of, and investing and reinvesting in securities, and issuing beneficial interests secured by those securities to investors. The creditors of substantially all of these consolidated entities have no recourse against us.

We hold variable interests greater than 20% but less than 50% in certain special-purpose entities formed to provide affordable housing and to securitize high-yield corporate debt that had approximately $3 billion and $2 billion in total assets at December 31, 2004 and 2003, respectively. We are not required to consolidate these entities. Our maximum exposure to loss as a result of our involvement with these unconsolidated variable interest entities was approximately $950 million and $450 million at December 31, 2004 and 2003, respectively, primarily representing investments in entities formed to invest in affordable housing. We, however, expect to recover our investment over time through realization of federal low-income housing tax credits.

Note 22: Mortgage Banking Activities

Mortgage banking activities, included in the Community Banking and Wholesale Banking operating segments, consist of residential and commercial mortgage originations and servicing.

The components of mortgage banking noninterest income were:

(in millions)	Year ended December 31, 2004	2003	2002
Servicing fees, net of amortization and provision for impairment (1)	$1,037	$ (954)	$ (737)
Net gains on mortgage loan origination/sales activities	539	3,019	2,086
All other	284	447	364
Total mortgage banking noninterest income	$1,860	$2,512	$1,713

(1) Includes impairment write-downs on other retained interests of nil, $79 million and $567 million for 2004, 2003 and 2002, respectively.

Each quarter, we evaluate MSRs for possible impairment based on the difference between the carrying amount and current fair value of the MSRs. If a temporary impairment exists, we establish a valuation allowance for any excess of amortized cost, as adjusted for hedge accounting, over the current fair value through a charge to income. We have a policy of reviewing MSRs for other-than-temporary impairment each quarter and recognize a direct write-down when the recoverability of a recorded valuation allowance is determined to be remote. Unlike a valuation allowance, a direct write-down permanently reduces the carrying value of the MSRs and the valuation allowance, precluding subsequent reversals. (See Note 1 – Transfers and Servicing of Financial Assets for additional discussion of our policy for valuation of MSRs.)

The changes in mortgage servicing rights were:

(in millions)	Year ended December 31, 2004	2003	2002
Mortgage servicing rights:			
Balance, beginning of year	$ 8,848	$ 6,677	$ 7,365
Originations (1)	1,769	3,546	2,408
Purchases (1)	1,353	2,140	1,474
Amortization	(1,826)	(2,760)	(1,942)
Write-down	(169)	(1,338)	(1,071)
Other (includes changes in mortgage servicing rights due to hedging)	(509)	583	(1,557)
Balance, end of year	$ 9,466	$ 8,848	$ 6,677
Valuation Allowance:			
Balance, beginning of year	$ 1,942	$ 2,188	$ 1,124
Provision (reversal of provision) for mortgage servicing rights in excess of fair value	(208)	1,092	2,135
Write-down of mortgage servicing rights	(169)	(1,338)	(1,071)
Balance, end of year	$ 1,565	$ 1,942	$ 2,188
Mortgage servicing rights, net	$ 7,901	$ 6,906	$ 4,489
Ratio of mortgage servicing rights to related loans serviced for others	1.15%	1.15%	.92%

(1) Based on December 31, 2004 assumptions, the weighted-average amortization period for mortgage servicing rights added during the year was approximately 4.8 years.

The components of the managed servicing portfolio were:

(in billions)	December 31, 2004	2003
Loans serviced for others	$688	$598
Owned loans serviced (portfolio and held for sale)	117	112
Total owned servicing	805	710
Sub-servicing	27	21
Total managed servicing	$832	$731

Note 23: Condensed Consolidating Financial Statements

Following are the condensed consolidating financial statements of the Parent and Wells Fargo Financial, Inc. and its wholly-owned subsidiaries (WFFI). The Wells Fargo Financial business segment for management reporting (see Note 20) consists of WFFI and other affiliated consumer finance entities managed by WFFI that are included within other consolidating subsidiaries in the following tables.

Condensed Consolidating Statement of Income

(in millions)	Parent	WFFI	Other consolidating subsidiaries	Eliminations	Consolidated Company
Year ended December 31, 2004					
Dividends from subsidiaries:					
Bank	$3,652	$ —	$ —	$(3,652)	$ —
Nonbank	307	—	—	(307)	—
Interest income from loans	—	3,548	13,233	—	16,781
Interest income from subsidiaries	1,117	—	—	(1,117)	—
Other interest income	91	84	4,011	—	4,186
Total interest income	5,167	3,632	17,244	(5,076)	20,967
Short-term borrowings	106	47	458	(258)	353
Long-term debt	872	1,089	387	(711)	1,637
Other interest expense	—	—	1,827	—	1,827
Total interest expense	978	1,136	2,672	(969)	3,817
NET INTEREST INCOME	4,189	2,496	14,572	(4,107)	17,150
Provision for credit losses	—	833	884	—	1,717
Net interest income after provision for credit losses	4,189	1,663	13,688	(4,107)	15,433
NONINTEREST INCOME					
Fee income - nonaffiliates	—	223	7,319	—	7,542
Other	139	256	5,053	(81)	5,367
Total noninterest income	139	479	12,372	(81)	12,909
NONINTEREST EXPENSE					
Salaries and benefits	64	944	7,916	—	8,924
Other	313	746	7,820	(230)	8,649
Total noninterest expense	377	1,690	15,736	(230)	17,573
INCOME BEFORE INCOME TAX EXPENSE (BENEFIT) AND EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARIES	3,951	452	10,324	(3,958)	10,769
Income tax expense (benefit)	(97)	159	3,693	—	3,755
Equity in undistributed income of subsidiaries	2,966	—	—	(2,966)	—
NET INCOME	$7,014	$ 293	$ 6,631	$(6,924)	$ 7,014

Condensed Consolidating Statements of Income

(in millions)	Parent	WFFI	Other consolidating subsidiaries	Eliminations	Consolidated Company
Year ended December 31, 2003					
Dividends from subsidiaries:					
Bank	$5,194	$ —	$ —	$(5,194)	$ —
Nonbank	841	—	—	(841)	—
Interest income from loans	2	2,799	11,136	—	13,937
Interest income from subsidiaries	567	—	—	(567)	—
Other interest income	75	77	5,329	—	5,481
Total interest income	6,679	2,876	16,465	(6,602)	19,418
Short-term borrowings	81	73	413	(245)	322
Long-term debt	560	730	321	(256)	1,355
Other interest expense	—	—	1,734	—	1,734
Total interest expense	641	803	2,468	(501)	3,411
NET INTEREST INCOME	6,038	2,073	13,997	(6,101)	16,007
Provision for credit losses	—	814	908	—	1,722
Net interest income after provision for credit losses	6,038	1,259	13,089	(6,101)	14,285
NONINTEREST INCOME					
Fee income – nonaffiliates	—	209	6,664	—	6,873
Other	167	239	5,195	(92)	5,509
Total noninterest income	167	448	11,859	(92)	12,382
NONINTEREST EXPENSE					
Salaries and benefits	134	745	7,567	—	8,446
Other	18	583	8,301	(158)	8,744
Total noninterest expense	152	1,328	15,868	(158)	17,190
INCOME BEFORE INCOME TAX EXPENSE (BENEFIT) AND EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARIES	6,053	379	9,080	(6,035)	9,477
Income tax expense (benefit)	(48)	143	3,180	—	3,275
Equity in undistributed income of subsidiaries	101	—	—	(101)	—
NET INCOME	$6,202	$ 236	$ 5,900	$(6,136)	$ 6,202
Year ended December 31, 2002					
Dividends from subsidiaries:					
Bank	$3,561	$ —	$ —	$(3,561)	$ —
Nonbank	234	—	—	(234)	—
Interest income from loans	—	2,295	10,750	—	13,045
Interest income from subsidiaries	365	—	—	(365)	—
Other interest income	78	78	5,270	(12)	5,414
Total interest income	4,238	2,373	16,020	(4,172)	18,459
Short-term borrowings	127	96	347	(34)	536
Long-term debt	457	549	571	(173)	1,404
Other interest expense	—	—	2,037	—	2,037
Total interest expense	584	645	2,955	(207)	3,977
NET INTEREST INCOME	3,654	1,728	13,065	(3,965)	14,482
Provision for credit losses	—	556	1,128	—	1,684
Net interest income after provision for credit losses	3,654	1,172	11,937	(3,965)	12,798
NONINTEREST INCOME					
Fee income – nonaffiliates	—	202	6,156	—	6,358
Other	164	222	4,088	(65)	4,409
Total noninterest income	164	424	10,244	(65)	10,767
NONINTEREST EXPENSE					
Salaries and benefits	162	560	6,650	—	7,372
Other	27	466	6,911	(65)	7,339
Total noninterest expense	189	1,026	13,561	(65)	14,711
INCOME BEFORE INCOME TAX EXPENSE (BENEFIT), EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARIES AND EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	3,629	570	8,620	(3,965)	8,854
Income tax expense (benefit)	(222)	210	3,156	—	3,144
Equity in undistributed income of subsidiaries	1,602	—	—	(1,602)	—
NET INCOME BEFORE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	5,453	360	5,464	(5,567)	5,710
Cumulative effect of change in accounting principle	(19)	—	(257)	—	(276)
NET INCOME	$5,434	$ 360	$ 5,207	$(5,567)	$ 5,434

Condensed Consolidating Balance Sheets

(in millions)	Parent	WFFI	Other consolidating subsidiaries	Eliminations	Consolidated Company
December 31, 2004					
ASSETS					
Cash and cash equivalents due from:					
Subsidiary banks	$ 9,493	$ 171	$ —	$ (9,664)	$ —
Nonaffiliates	226	311	17,386	—	17,923
Securities available for sale	1,419	1,841	30,463	(6)	33,717
Mortgages and loans held for sale	—	23	38,439	—	38,462
Loans	1	33,624	253,961	—	287,586
Loans to subsidiaries:					
Bank	700	—	—	(700)	—
Nonbank	36,368	856	—	(37,224)	—
Allowance for loan losses	—	(952)	(2,810)	—	(3,762)
Net loans	37,069	33,528	251,151	(37,924)	283,824
Investments in subsidiaries:					
Bank	35,357	—	—	(35,357)	—
Nonbank	4,413	—	—	(4,413)	—
Other assets	4,720	807	48,997	(601)	53,923
Total assets	$92,697	$36,681	$386,436	$(87,965)	$427,849
LIABILITIES AND STOCKHOLDERS' EQUITY					
Deposits	$ —	$ —	$284,522	$ (9,664)	$274,858
Short-term borrowings	65	5,662	27,985	(11,750)	21,962
Accrued expenses and other liabilities	2,535	1,103	17,342	(1,397)	19,583
Long-term debt	50,146	27,508	19,354	(23,428)	73,580
Indebtedness to subsidiaries	2,085	—	—	(2,085)	—
Total liabilities	54,831	34,273	349,203	(48,324)	389,983
Stockholders' equity	37,866	2,408	37,233	(39,641)	37,866
Total liabilities and stockholders' equity	$92,697	$36,681	$386,436	$(87,965)	$427,849
December 31, 2003					
ASSETS					
Cash and cash equivalents due from:					
Subsidiary banks	$ 6,590	$ 19	$ —	$ (6,609)	$ —
Nonaffiliates	215	142	18,923	—	19,280
Securities available for sale	1,405	1,695	29,858	(5)	32,953
Mortgages and loans held for sale	—	—	36,524	—	36,524
Loans	1	24,000	229,072	—	253,073
Loans to nonbank subsidiaries	26,196	825	—	(27,021)	—
Allowance for loan losses	—	(823)	(3,068)	—	(3,891)
Net loans	26,197	24,002	226,004	(27,021)	249,182
Investments in subsidiaries:					
Bank	32,578	—	—	(32,578)	—
Nonbank	3,948	—	—	(3,948)	—
Other assets	3,377	750	46,950	(1,218)	49,859
Total assets	$74,310	$26,608	$358,259	$(71,379)	$387,798
LIABILITIES AND STOCKHOLDERS' EQUITY					
Deposits	$ —	$ 110	$254,027	$ (6,610)	$247,527
Short-term borrowings	724	4,978	30,422	(11,465)	24,659
Accrued expenses and other liabilities	1,832	895	16,561	(1,787)	17,501
Long-term debt	35,009	18,511	23,239	(13,117)	63,642
Indebtedness to subsidiaries	2,276	—	—	(2,276)	—
Total liabilities	39,841	24,494	324,249	(35,255)	353,329
Stockholders' equity	34,469	2,114	34,010	(36,124)	34,469
Total liabilities and stockholders' equity	$74,310	$26,608	$358,259	$(71,379)	$387,798

Condensed Consolidating Statement of Cash Flows

(in millions)	Parent	WFFI	Other consolidating subsidiaries/ eliminations	Consolidated Company
Year ended December 31, 2004				
Cash flows from operating activities:				
Net cash provided by operating activities	$ 3,848	$ 1,297	$ 14,943	$ 20,088
Cash flows from investing activities:				
Securities available for sale:				
Proceeds from sales	78	268	5,976	6,322
Proceeds from prepayments and maturities	160	152	8,511	8,823
Purchases	(207)	(580)	(15,796)	(16,583)
Net cash paid for acquisitions	—	—	(331)	(331)
Increase in banking subsidiaries' loan originations, net of collections	—	—	(34,320)	(34,320)
Proceeds from sales (including participations) of loans by banking subsidiaries	—	—	1,457	1,457
Purchases (including participations) of loans by banking subsidiaries	—	—	(5,877)	(5,877)
Principal collected on nonbank entities' loans	—	17,668	328	17,996
Loans originated by nonbank entities	—	(27,778)	27	(27,751)
Net advances to nonbank entities	(92)	—	92	—
Capital notes and term loans made to subsidiaries	(11,676)	—	11,676	—
Principal collected on notes/loans made to subsidiaries	896	—	(896)	—
Net decrease (increase) in investment in subsidiaries	(353)	—	353	—
Other, net	—	(121)	(2,652)	(2,773)
Net cash used by investing activities	(11,194)	(10,391)	(31,452)	(53,037)
Cash flows from financing activities:				
Net increase (decrease) in deposits	—	(110)	27,437	27,327
Net increase (decrease) in short-term borrowings	(831)	683	(2,549)	(2,697)
Proceeds from issuance of long-term debt	19,610	12,919	(3,135)	29,394
Repayment of long-term debt	(4,452)	(4,077)	(11,110)	(19,639)
Proceeds from issuance of common stock	1,271	—	—	1,271
Repurchase of common stock	(2,188)	—	—	(2,188)
Payment of cash dividends on common stock	(3,150)	—	—	(3,150)
Other, net	—	—	(13)	(13)
Net cash provided by financing activities	10,260	9,415	10,630	30,305
Net change in cash and due from banks	2,914	321	(5,879)	(2,644)
Cash and due from banks at beginning of year	6,805	161	8,581	15,547
Cash and due from banks at end of year	$ 9,719	$ 482	$ 2,702	$ 12,903

Condensed Consolidating Statement of Cash Flows

(in millions)	Parent	WFFI	Other consolidating subsidiaries/ eliminations	Consolidated Company
Year ended December 31, 2003				
Cash flows from operating activities:				
Net cash provided by operating activities	$ 6,352	$ 1,271	$ 23,572	$ 31,195
Cash flows from investing activities:				
Securities available for sale:				
Proceeds from sales	146	347	6,864	7,357
Proceeds from prepayments and maturities	150	223	12,779	13,152
Purchases	(655)	(732)	(23,744)	(25,131)
Net cash paid for acquisitions	(55)	(600)	(167)	(822)
Increase in banking subsidiaries' loan originations, net of collections	—	—	(36,235)	(36,235)
Proceeds from sales (including participations) of loans by banking subsidiaries	—	—	1,590	1,590
Purchases (including participations) of loans by banking subsidiaries	—	—	(15,087)	(15,087)
Principal collected on nonbank entities' loans	3,683	13,335	620	17,638
Loans originated by nonbank entities	—	(21,035)	(757)	(21,792)
Purchases of loans by nonbank entities	(3,682)	—	—	(3,682)
Net advances to nonbank entities	(2,570)	—	2,570	—
Capital notes and term loans made to subsidiaries	(14,614)	—	14,614	—
Principal collected on notes/loans made to subsidiaries	6,160	—	(6,160)	—
Net decrease (increase) in investment in subsidiaries	122	—	(122)	—
Other, net	—	107	(74)	33
Net cash used by investing activities	(11,315)	(8,355)	(43,309)	(62,979)
Cash flows from financing activities:				
Net increase in deposits	—	22	28,621	28,643
Net decrease in short-term borrowings	(1,182)	(676)	(7,043)	(8,901)
Proceeds from issuance of long-term debt	15,656	10,355	3,479	29,490
Repayment of long-term debt	(3,425)	(2,151)	(12,355)	(17,931)
Proceeds from issuance of guaranteed preferred beneficial interests in Company's subordinated debentures	700	—	—	700
Proceeds from issuance of common stock	944	—	—	944
Redemption of preferred stock	(73)	—	—	(73)
Repurchase of common stock	(1,482)	—	—	(1,482)
Payment of cash dividends on preferred and common stock	(2,530)	(600)	600	(2,530)
Other, net	—	—	651	651
Net cash provided by financing activities	8,608	6,950	13,953	29,511
Net change in cash and due from banks	3,645	(134)	(5,784)	(2,273)
Cash and due from banks at beginning of year	3,160	295	14,365	17,820
Cash and due from banks at end of year	$ 6,805	$ 161	$ 8,581	$ 15,547

Condensed Consolidating Statement of Cash Flows

(in millions)	Parent	WFFI	Other consolidating subsidiaries/ eliminations	Consolidated Company
Year ended December 31, 2002				
Cash flows from operating activities:				
Net cash provided (used) by operating activities	$ 4,366	$ 956	$(20,780)	$(15,458)
Cash flows from investing activities:				
Securities available for sale:				
Proceeds from sales	531	769	10,563	11,863
Proceeds from prepayments and maturities	150	143	9,391	9,684
Purchases	(201)	(1,030)	(6,030)	(7,261)
Net cash acquired from (paid for) acquisitions	(589)	(281)	282	(588)
Increase in banking subsidiaries' loan originations, net of collections	—	—	(18,992)	(18,992)
Proceeds from sales (including participations) of loans by banking subsidiaries	—	—	948	948
Purchases (including participations) of loans by banking subsidiaries	—	—	(2,818)	(2,818)
Principal collected on nonbank entities' loans	—	10,984	412	11,396
Loans originated by nonbank entities	—	(13,996)	(625)	(14,621)
Net advances to nonbank entities	(2,728)	—	2,728	—
Capital notes and term loans made to subsidiaries	(2,262)	—	2,262	—
Principal collected on notes/loans made to subsidiaries	457	—	(457)	—
Net decrease (increase) in investment in subsidiaries	507	—	(507)	—
Other, net	—	(179)	(907)	(1,086)
Net cash used by investing activities	(4,135)	(3,590)	(3,750)	(11,475)
Cash flows from financing activities:				
Net increase in deposits	—	9	25,041	25,050
Net increase (decrease) in short-term borrowings	(2,444)	329	(3,109)	(5,224)
Proceeds from issuance of long-term debt	8,495	4,126	9,090	21,711
Repayment of long-term debt	(3,150)	(1,745)	(6,007)	(10,902)
Proceeds from issuance of guaranteed preferred beneficial interests in Company's subordinated debentures	450	—	—	450
Proceeds from issuance of common stock	578	—	—	578
Repurchase of common stock	(2,033)	—	—	(2,033)
Payment of cash dividends on preferred and common stock	(1,877)	(45)	45	(1,877)
Other, net	—	—	32	32
Net cash provided by financing activities	19	2,674	25,092	27,785
Net change in cash and due from banks	250	40	562	852
Cash and due from banks at beginning of year	2,910	255	13,803	16,968
Cash and due from banks at end of year	$ 3,160	$ 295	$ 14,365	$ 17,820

Note 24: Legal Actions

In the normal course of business, we are subject to pending and threatened legal actions, some for which the relief or damages sought are substantial. After reviewing pending and threatened actions with counsel, and any specific reserves established for such matters, management believes that the outcome of such actions will not have a material adverse effect on the results of operations or stockholders' equity. We are not able to predict whether the outcome of such actions may or may not have a material adverse effect on results of operations in a particular future period as the timing and amount of any resolution of such actions and its relationship to the future results of operations are not known.

Note 25: Guarantees

We provide significant guarantees to third parties including standby letters of credit, various indemnification agreements, guarantees accounted for as derivatives, contingent consideration related to business combinations and contingent performance guarantees.

We issue standby letters of credit, which include performance and financial guarantees, for customers in connection with contracts between the customers and third parties. Standby letters of credit assure that the third parties will receive specified funds if customers fail to meet their contractual obligations. We are obliged to make payment if a customer defaults. Standby letters of credit were $9.4 billion and $8.3 billion at December 31, 2004 and 2003, respectively, including financial guarantees of $5.3 billion and $4.7 billion, respectively, that we had issued or purchased participations in. Standby letters of credit are net of participations sold to other institutions and were $1.7 billion and $1.5 billion at December 31, 2004 and 2003, respectively. We consider the credit risk in standby letters of credit in determining the allowance for credit losses. Deferred fees for these standby letters of credit were not significant to our financial statements. We also had commitments for commercial and similar letters of credit of $731 million and $810 million at December 31, 2004 and 2003, respectively.

We enter into indemnification agreements in the ordinary course of business under which we agree to indemnify third parties against any damages, losses and expenses incurred in connection with legal and other proceedings arising from relationships or transactions with us. These relationships or transactions include those arising from service as a director or officer of the Company, underwriting agreements relating to our securities, securities lending, acquisition agreements, and various other business transactions or arrangements. Because the extent of our obligations under these agreements depends entirely upon the occurrence of future events, our potential future liability under these agreements is not determinable.

We write options, floors and caps. Options are exercisable based on favorable market conditions. Periodic settlements occur on floors and caps based on market conditions. At December 31, 2004 and 2003, the fair value of the written options liability in our balance sheet was $292 million and $382 million, respectively, and the written floors and caps liability was $227 million and $213 million, respectively. Our ultimate obligation under written options, floors and caps is based on future market conditions and is only quantifiable at settlement. We offset substantially all options written to customers with purchased options.

We also enter into credit default swaps under which we buy loss protection from or sell loss protection to a counterparty in the event of default of a reference obligation. The carrying amount of the contracts sold was a $2 million liability at December 31, 2004, and a $5 million liability at December 31, 2003. The maximum amount we would be required to pay under the swaps in which we sold protection, assuming all reference obligations default at a total loss, without recoveries, was $2.6 billion and $2.7 billion at December 31, 2004 and 2003, respectively. We purchased $2.8 billion notional of credit default swaps to mitigate the exposure of the written credit default swaps at December 31, 2004 and 2003. Almost all of these purchased credit default swaps had terms (i.e., use the same reference obligation and maturity) that would offset our exposure from the written default swap contracts in which we are providing protection to a counterparty.

In connection with certain brokerage, asset management and insurance agency acquisitions we have made, the terms of the acquisition agreements provide for deferred payments or additional consideration based on certain performance targets. At December 31, 2004 and 2003, the amount of contingent consideration we expected to pay was not significant to our financial statements.

We have entered into various contingent performance guarantees through credit risk participation arrangements with terms ranging from 1 to 30 years. We will be required to make payments under these guarantees if a customer defaults on its obligation to perform under certain credit agreements with third parties. Because the extent of our obligations under these guarantees depends entirely on future events, our potential future liability under these agreements is not fully determinable. However, our exposure under most of the agreements can be quantified and for those agreements our exposure was contractually limited to an aggregate liability of approximately $370 million at December 31, 2004 and $330 million at December 31, 2003.

Note 26: Regulatory and Agency Capital Requirements

The Company and each of its subsidiary banks are subject to various regulatory capital adequacy requirements administered by the Federal Reserve Board and the OCC, respectively. The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) required that the federal regulatory agencies adopt regulations defining five capital tiers for banks: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements.

Quantitative measures, established by the regulators to ensure capital adequacy, require that the Company and each of the subsidiary banks maintain minimum ratios (set forth in the table below) of capital to risk-weighted assets. There are three categories of capital under the guidelines. Tier 1 capital includes common stockholders' equity, qualifying preferred stock and trust preferred securities, less goodwill and certain other deductions (including the unrealized net gains and losses, after applicable taxes, on securities available for sale carried at fair value). Tier 2 capital includes preferred stock not qualifying as Tier 1 capital, subordinated debt, the allowance for credit losses and net unrealized gains on marketable equity securities, subject to limitations by the guidelines. Tier 2 capital is limited to the amount of Tier 1 capital (i.e., at least half of the total capital must be in the form of Tier 1 capital). Tier 3 capital includes certain qualifying unsecured subordinated debt.

On December 31, 2003, we deconsolidated our wholly-owned trusts (the Trusts) that were formed to issue trust preferred securities and related common securities of the Trusts. The $3.8 billion of junior subordinated debentures were reflected as long-term debt on the consolidated balance sheet at December 31, 2003. (See Note 13.) The trust preferred securities continue to qualify as Tier 1 capital under guidance issued by the Federal Reserve Board.

Under the guidelines, capital is compared with the relative risk related to the balance sheet. To derive the risk included in the balance sheet, a risk weighting is applied to each balance sheet asset and off-balance sheet item, primarily based on the relative credit risk of the counterparty. For example, claims guaranteed by the U.S. government or one of its agencies are risk-weighted at 0% and certain real estate related loans risk-weighted at 50%. Off-balance sheet items, such as loan commitments and derivatives, are also applied a risk weight after calculating balance sheet equivalent amounts. A credit conversion factor is assigned to loan commitments based on the likelihood of the off-balance sheet item becoming an asset. For example, certain loan commitments are converted at 50% and then risk-weighted at 100%. Derivatives are converted to balance sheet equivalents based on notional values, replacement costs and remaining contractual terms. (See Notes 6 and 27 for further discussion of off-balance sheet items.) Effective January 1, 2002, federal banking agencies amended the regulatory capital guidelines regarding the treatment of certain recourse obligations, direct credit substitutes, residual interests in asset securitization, and other securitized transactions that expose institutions primarily to credit risk. The amendment creates greater differentiation in the capital treatment of residual interests. The capital amounts and classification under the guidelines are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

(in billions)	Actual		For capital adequacy purposes		To be well capitalized under the FDICIA prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004:						
Total capital (to risk-weighted assets)						
Wells Fargo & Company	$41.7	12.07%	≥$27.6	≥8.00%		
Wells Fargo Bank, N.A.	31.4	11.01	≥ 22.9	≥8.00	≥$28.6	≥10.00%
Tier 1 capital (to risk-weighted assets)						
Wells Fargo & Company	$29.1	8.41%	≥$13.8	≥4.00%		
Wells Fargo Bank, N.A.	24.1	8.45	≥ 11.4	≥4.00	≥$17.1	≥ 6.00%
Tier 1 capital (to average assets) (Leverage ratio)						
Wells Fargo & Company	$29.1	7.08%	≥$16.4	≥4.00%(1)		
Wells Fargo Bank, N.A.	24.1	6.82	≥ 14.2	≥4.00 (1)	≥$17.7	≥ 5.00%

(1) The leverage ratio consists of Tier 1 capital divided by quarterly average total assets, excluding goodwill and certain other items. The minimum leverage ratio guideline is 3% for banking organizations that do not anticipate significant growth and that have well-diversified risk, excellent asset quality, high liquidity, good earnings, effective management and monitoring of market risk and, in general, are considered top-rated, strong banking organizations.

Management believes that, as of December 31, 2004, the Company and each of the covered subsidiary banks met all capital adequacy requirements to which they are subject.

The most recent notification from the OCC categorized each of the covered subsidiary banks as well capitalized, under the FDICIA prompt corrective action provisions applicable to banks. To be categorized as well capitalized, the institution must maintain a total risk-based capital ratio as set forth in table on the previous page and not be subject to a capital directive order. There are no conditions or events since that notification that management believes have changed the risk-based capital category of any of the covered subsidiary banks.

Wells Fargo Bank, N.A., through its mortgage banking division, is an approved seller/servicer, and is required to maintain minimum levels of shareholders' equity, as specified by various agencies, including the United States Department of Housing and Urban Development, Government National Mortgage Association, Federal Home Loan Mortgage Corporation and Federal National Mortgage Association. At December 31, 2004, Wells Fargo Bank, N.A. met these requirements.

Note 27: Derivatives

Our approach to managing interest rate risk includes the use of derivatives. This helps minimize significant unplanned fluctuations in earnings, fair values of assets and liabilities, and cash flows caused by interest rate volatility. This approach involves modifying the repricing characteristics of certain assets and liabilities so that changes in interest rates do not have a significant adverse effect on the net interest margin and cash flows. As a result of interest rate fluctuations, hedged assets and liabilities will gain or lose market value. In a fair value hedging strategy, the effect of this unrealized gain or loss will generally be offset by income or loss on the derivatives linked to the hedged assets and liabilities. In a cash flow hedging strategy, we manage the variability of cash payments due to interest rate fluctuations by the effective use of derivatives linked to hedged assets and liabilities.

We use derivatives as part of our interest rate risk management, including interest rate swaps, caps and floors, futures and forward contracts, and options. We also offer various derivatives, including interest rate, commodity, equity, credit and foreign exchange contracts, to our customers but usually offset our exposure from such contracts by purchasing other financial contracts. The customer accommodations and any offsetting financial contracts are treated as free-standing derivatives. Free-standing derivatives also include derivatives we enter into for risk management that do not otherwise qualify for hedge accounting. To a lesser extent, we take positions based on market expectations or to benefit from price differentials between financial instruments and markets.

By using derivatives, we are exposed to credit risk if counterparties to financial instruments do not perform as expected. If a counterparty fails to perform, our credit risk is equal to the fair value gain in a derivative contract. We minimize credit risk through credit approvals, limits and monitoring procedures. Credit risk related to derivatives is considered and, if material, provided for separately. As we generally enter into transactions only with counterparties that carry high quality credit ratings, losses from counterparty nonperformance on derivatives have not been significant. Further, we obtain collateral where appropriate to reduce risk. To the extent the master netting arrangements meet the requirements of FASB Interpretation No. 39, *Offsetting of Amounts Related to Certain Contracts*, as amended by FASB Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*, amounts are shown net in the balance sheet.

Our derivative activities are monitored by the Corporate Asset/Liability Management Committee. Our Treasury function, which includes asset/liability management, is responsible for various hedging strategies developed through analysis of data from financial models and other internal and industry sources. We incorporate the resulting hedging strategies into our overall interest rate risk management and trading strategies.

Fair Value Hedges

We use derivatives to manage the risk of changes in the fair value of mortgage servicing rights and other retained interests. Derivative gains or losses caused by market conditions (volatility) and the spread between spot and forward rates priced into the derivative contracts (the passage of time) are excluded from the evaluation of hedge effectiveness, but are reflected in earnings. The change in value of derivatives excluded from the assessment of hedge effectiveness was a net gain of $944 million, $908 million and $1,201 million in 2004, 2003 and 2002, respectively. The ineffective portion of the change in value of these derivatives was a net loss of $390 million in 2004 and a net gain of $203 million and $1,125 million in 2003 and 2002, respectively. The net derivative gain was $554 million, $1,111 million and $2,326 million in 2004, 2003 and 2002, respectively. Net derivative gains and losses are included in "Servicing fees, net of amortization and provision for impairment" in Note 22.

In 2002, we began using derivatives to hedge changes in fair value of our commercial real estate mortgages and franchise loans due to changes in LIBOR interest rates. We originate a portion of these loans with the intent to sell them. The ineffective portion of these fair value hedges was a net loss of $21 million, $22 million and $3 million in 2004, 2003 and 2002, respectively, recorded as part of mortgage banking noninterest income in the statement of income. For the commercial real estate hedges, all parts of each derivative's gain or loss are included in the assessment of hedge effectiveness.

We also enter into interest rate swaps, designated as fair value hedges, to convert certain of our fixed-rate long-term debt to floating-rate debt. The ineffective part of these fair value hedges was not significant in 2004, 2003 or 2002. For long-term debt, all parts of each derivative's gain or loss are included in the assessment of hedge effectiveness.

At December 31, 2004, all designated fair value hedges continued to qualify as fair value hedges.

Cash Flow Hedges

We use derivatives to convert floating-rate loans to fixed rates and to hedge forecasted sales of mortgage loans. We also hedge floating-rate senior debt against future interest rate increases by using interest rates swaps to convert floating-rate senior debt to fixed rates and by using interest rate caps. We recognized a net gain of $10 million in 2004, which represents the total ineffectiveness of cash flow hedges, compared with a net gain of $72 million in 2003 and a net loss of $311 million in 2002. Gains and losses on derivatives that are reclassified from cumulative other comprehensive income to current period earnings, are included in the line item in which the hedged item's effect in earnings is recorded. All parts of gain or loss on these derivatives are included in the assessment of hedge effectiveness. As of December 31, 2004, all designated cash flow hedges continued to qualify as cash flow hedges.

At December 31, 2004, we expected that $8 million of deferred net losses on derivatives in other comprehensive income will be reclassified as earnings during the next twelve months, compared with $9 million and $125 million of deferred net losses at December 31, 2003 and 2002, respectively. We are hedging our exposure to the variability of future cash flows for all forecasted transactions for a maximum of one year for hedges converting floating-rate loans to fixed, seven years for hedges of floating-rate senior debt and one year for hedges of forecasted sales of mortgage loans.

Free-Standing Derivatives

We enter into various derivatives primarily to provide derivative products to customers. To a lesser extent, we take positions based on market expectations or to benefit from price differentials between financial instruments and markets. These derivatives are not linked to specific assets and liabilities on the balance sheet or to forecasted transactions in an accounting hedge relationship and, therefore, do not qualify for hedge accounting. They are carried at fair value with changes in fair value recorded as part of other noninterest income in the statement of income.

Interest rate lock commitments for residential mortgage loans that we intend to resell are considered free-standing derivatives. Our interest rate exposure on these derivative loan commitments is economically hedged with options, futures and forwards. The commitments and free-standing derivatives are carried at fair value with changes in fair value recorded as a part of mortgage banking noninterest income in the statement of income. We record a zero fair value for a derivative loan commitment at inception consistent with EITF 02-3, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities*, and SEC Staff Accounting Bulletin No. 105, *Application of Accounting Principles to Loan Commitments*. Changes subsequent to inception are based on changes in fair value of the underlying loan resulting from the exercise of the commitment and changes in the probability that the loan will fund within the terms of the commitment, which is affected primarily by changes in interest rates and passage of time. The aggregate fair value of derivative loan commitments on the consolidated balance sheet at December 31, 2004 and 2003, was a net liability of $38 million and $44 million, respectively; and is included in the caption "Interest rate contracts – Options written" under Customer Accommodations and Trading in the following table.

The total notional or contractual amounts, credit risk amount and estimated net fair value for derivatives were:

(in millions)						December 31,
			2004			2003
	Notional or contractual amount	**Credit risk amount(1)**	**Estimated net fair value**	Notional or contractual amount	Credit risk amount(1)	Estimated net fair value
ASSET/LIABILITY MANAGEMENT HEDGES						
Interest rate contracts:						
Swaps	**$ 27,145**	**$ 626**	**$ 524**	$ 22,570	$1,116	$1,035
Futures	**10,314**	**—**	**—**	5,027	—	—
Floors purchased	**1,400**	**25**	**25**	—	—	—
Options purchased	**51,695**	**50**	**50**	115,810	440	440
Options written	**99**	**—**	**(18)**	42,106	—	(47)
Forwards	**103,967**	**138**	**113**	93,977	291	118
CUSTOMER ACCOMMODATIONS AND TRADING						
Interest rate contracts:						
Swaps	**74,659**	**1,631**	**28**	65,181	2,005	102
Futures	**152,943**	**—**	**—**	49,397	—	—
Floors and caps purchased	**32,715**	**170**	**170**	28,591	153	153
Floors and caps written	**34,119**	**1**	**(189)**	26,411	—	(173)
Options purchased	**699**	**4**	**4**	5,523	66	66
Options written	**26,418**	**45**	**(45)**	24,894	40	(55)
Forwards	**46,167**	**13**	**(19)**	54,725	12	(90)
Commodity contracts:						
Swaps	**4,427**	**141**	**(27)**	897	61	(1)
Futures	**230**	**—**	**—**	4	—	—
Floors and caps purchased	**391**	**39**	**39**	319	39	40
Floors and caps written	**609**	**—**	**(37)**	322	—	(40)
Options purchased	**35**	**17**	**17**	1	14	14
Options written	**42**	**—**	**(6)**	1	—	(14)
Equity contracts:						
Swaps	**4**	**—**	**—**	—	—	—
Futures	**730**	**—**	**—**	—	—	—
Options purchased	**1,011**	**189**	**189**	1,109	136	136
Options written	**935**	**—**	**(181)**	1,121	—	(143)
Foreign exchange contracts:						
Swaps	**673**	**53**	**52**	292	17	17
Futures	**24**	**—**	**—**	148	—	—
Options purchased	**2,211**	**79**	**79**	1,930	84	84
Options written	**2,187**	**—**	**(79)**	1,904	—	(84)
Forwards and spots	**25,788**	**489**	**19**	22,444	479	42
Credit contracts:						
Swaps	**5,443**	**36**	**(22)**	5,416	37	(16)

(1) Credit risk amounts reflect the replacement cost for those contracts in a gain position in the event of nonperformance by all counterparties.

Note 28: Fair Value of Financial Instruments

FAS 107, *Disclosures about Fair Value of Financial Instruments*, requires that we disclose estimated fair values for our financial instruments. This disclosure should be read with the financial statements and Notes to Financial Statements in this Annual Report. The carrying amounts in the following table are recorded in the Consolidated Balance Sheet under the indicated captions.

We base fair values on estimates or calculations using present value techniques when quoted market prices are not available. Because broadly-traded markets do not exist for most of our financial instruments, we try to incorporate the effect of current market conditions in the fair value calculations. These valuations are our estimates, and are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the financial instruments and other such factors. These calculations are subjective, involve uncertainties and significant judgment and do not include tax ramifications. Therefore, the results cannot be determined with precision, substantiated by comparison to independent markets and may not be realized in an actual sale or immediate settlement of the instruments. There may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results.

We have not included certain material items in our disclosure, such as the value of the long-term relationships with our deposit, credit card and trust customers, since these intangibles are not financial instruments. For all of these reasons, the total of the fair value calculations presented do not represent, and should not be construed to represent, the underlying value of the Company.

Financial Assets

SHORT-TERM FINANCIAL ASSETS

Short-term financial assets include cash and due from banks, federal funds sold and securities purchased under resale agreements and due from customers on acceptances. The carrying amount is a reasonable estimate of fair value because of the relatively short time between the origination of the instrument and its expected realization.

TRADING ASSETS

Trading assets are carried at fair value.

SECURITIES AVAILABLE FOR SALE

Securities available for sale are carried at fair value. For further information, see Note 5.

MORTGAGES HELD FOR SALE

The fair value of mortgages held for sale is based on quoted market prices or on what secondary markets are currently offering for portfolios with similar characteristics.

LOANS HELD FOR SALE

The fair value of loans held for sale is based on what secondary markets are currently offering for portfolios with similar characteristics.

LOANS

The fair valuation calculation differentiates loans based on their financial characteristics, such as product classification, loan category, pricing features and remaining maturity. Prepayment estimates are evaluated by product and loan rate.

The fair value of commercial loans, other real estate mortgage loans and real estate construction loans is calculated by discounting contractual cash flows using discount rates that reflect our current pricing for loans with similar characteristics and remaining maturity.

For real estate 1-4 family first and junior lien mortgages, fair value is calculated by discounting contractual cash flows, adjusted for prepayment estimates, using discount rates based on current industry pricing for loans of similar size, type, remaining maturity and repricing characteristics.

For consumer finance and credit card loans, the portfolio's yield is equal to our current pricing and, therefore, the fair value is equal to book value.

For other consumer loans, the fair value is calculated by discounting the contractual cash flows, adjusted for prepayment estimates, based on the current rates we offer for loans with similar characteristics.

Loan commitments, standby letters of credit and commercial and similar letters of credit not included in the following table had contractual values of $164.0 billion, $9.4 billion and $731 million, respectively, at December 31, 2004, and $126.0 billion, $8.3 billion and $810 million, respectively, at December 31, 2003. These instruments generate ongoing fees at our current pricing levels. Of the commitments at December 31, 2004, 40% mature within one year. Deferred fees on commitments and standby letters of credit totaled $46 million and $38 million at December 31, 2004 and 2003, respectively. Carrying cost estimates fair value for these fees.

NONMARKETABLE EQUITY INVESTMENTS

There are generally restrictions on the sale and/or liquidation of our nonmarketable equity investments, including federal bank stock. Federal bank stock carrying value approximates fair value. We use all facts and circumstances available to estimate the fair value of our cost method investments. We typically consider our access to and need for capital (including recent or projected financing activity), qualitative assessments of the viability of the investee, and prospects for its future.

Financial Liabilities

DEPOSIT LIABILITIES

FAS 107 states that the fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, interest-bearing checking and market rate and other savings, is equal to the amount payable on demand at the measurement date. The amount included for these deposits in the following table is their carrying value at December 31, 2004 and 2003. The fair value of other time deposits is calculated based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for like wholesale deposits with similar remaining maturities.

SHORT-TERM FINANCIAL LIABILITIES

Short-term financial liabilities include federal funds purchased, securities sold under repurchase agreements, commercial paper and other short-term borrowings. The carrying amount is a reasonable estimate of fair value because of the relatively short time between the origination of the instrument and its expected realization.

LONG-TERM DEBT

The discounted cash flow method is used to estimate the fair value of our fixed-rate long-term debt. Contractual cash flows are discounted using rates currently offered for new notes with similar remaining maturities.

Derivatives

The fair values of derivatives are reported in Note 27.

Limitations

We make these fair value disclosures to comply with the requirements of FAS 107. The calculations represent management's best estimates; however, due to the lack of broad markets and the significant items excluded from this disclosure, the calculations do not represent the underlying value of the Company. The information presented is based on fair value calculations and market quotes as of December 31, 2004 and 2003. These amounts have not been updated since year end; therefore, the valuations may have changed significantly since that point in time.

As discussed above, some of our asset and liability financial instruments are short-term, and therefore, the carrying amounts in the Consolidated Balance Sheet approximate fair value. Other significant assets and liabilities, which are not considered financial assets or liabilities and for which fair values have not been estimated, include premises and equipment, goodwill and other intangibles, deferred taxes and other liabilities.

This table is a summary of financial instruments, as defined by FAS 107, excluding short-term financial assets and liabilities, for which carrying amounts approximate fair value, and trading assets, securities available for sale and derivatives, which are carried at fair value.

(in millions)				December 31,
		2004		2003
	Carrying amount	**Estimated fair value**	Carrying amount	Estimated fair value
FINANCIAL ASSETS				
Mortgages held for sale	**$ 29,723**	**$ 29,888**	$ 29,027	$ 29,277
Loans held for sale	**8,739**	**8,972**	7,497	7,649
Loans, net	**283,824**	**285,488**	249,182	249,134
Nonmarketable equity investments	**5,229**	**5,494**	5,021	5,312
FINANCIAL LIABILITIES				
Deposits	**274,858**	**274,900**	247,527	247,628
Long-term debt (1)	**73,560**	**74,085**	63,617	64,672

(1) The carrying amount and fair value exclude obligations under capital leases of $20 million and $25 million at December 31, 2004 and 2003, respectively.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Wells Fargo & Company:

We have audited the accompanying consolidated balance sheet of Wells Fargo & Company and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wells Fargo & Company and Subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill in 2002.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Wells Fargo & Company and Subsidiaries' internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 23, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

San Francisco, California
February 23, 2005

Quarterly Financial Data

Condensed Consolidated Statement of Income — Quarterly (Unaudited)

(in millions, except per share amounts)	2004 Quarter ended				2003 Quarter ended			
	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
INTEREST INCOME	$ 5,635	$ 5,405	$ 5,069	$ 4,858	$ 4,856	$ 4,979	$ 4,855	$ 4,728
INTEREST EXPENSE	1,179	987	843	808	812	837	882	879
NET INTEREST INCOME	4,456	4,418	4,226	4,050	4,044	4,142	3,973	3,849
Provision for credit losses	465	408	440	404	465	426	421	411
Net interest income after provision for credit losses	3,991	4,010	3,786	3,646	3,579	3,716	3,552	3,438
NONINTEREST INCOME								
Service charges on deposit accounts	594	618	611	594	595	590	571	540
Trust and investment fees	543	508	530	535	504	504	470	460
Card fees	321	319	308	282	273	271	276	259
Other fees	479	452	437	411	409	419	370	363
Mortgage banking	790	262	493	315	636	773	543	561
Operating leases	211	207	209	209	211	229	245	251
Insurance	265	264	347	317	264	252	289	266
Net gains (losses) on debt securities available for sale	3	10	(61)	33	(12)	(23)	20	18
Net gains (losses) from equity investments	170	48	81	95	143	58	(47)	(98)
Other	336	212	245	306	378	118	220	213
Total noninterest income	3,712	2,900	3,200	3,097	3,401	3,191	2,957	2,833
NONINTEREST EXPENSE								
Salaries	1,438	1,383	1,295	1,277	1,351	1,185	1,155	1,141
Incentive compensation	526	449	441	391	483	621	503	447
Employee benefits	451	390	391	492	417	374	350	419
Equipment	410	254	271	301	375	298	305	269
Net occupancy	301	309	304	294	310	283	288	296
Operating leases	164	158	156	155	162	175	178	187
Other	1,681	1,277	1,495	1,119	1,402	1,639	1,379	1,198
Total noninterest expense	4,971	4,220	4,353	4,029	4,500	4,575	4,158	3,957
INCOME BEFORE INCOME TAX EXPENSE	2,732	2,690	2,633	2,714	2,480	2,332	2,351	2,314
Income tax expense	947	942	919	947	856	771	826	822
NET INCOME	$ 1,785	$ 1,748	$ 1,714	$ 1,767	$ 1,624	$ 1,561	$ 1,525	$ 1,492
EARNINGS PER COMMON SHARE	$ 1.06	$ 1.03	$ 1.02	$ 1.04	$ .96	$ .93	$ .91	$ .89
DILUTED EARNINGS PER COMMON SHARE	$ 1.04	$ 1.02	$ 1.00	$ 1.03	$ .95	$ .92	$ .90	$ .88
DIVIDENDS DECLARED PER COMMON SHARE	$ .48	$ .48	$ .45	$ .45	$ .45	$ .45	$ .30	$ .30
Average common shares outstanding	1,692.7	1,688.9	1,688.1	1,699.3	1,690.2	1,677.2	1,675.7	1,681.5
Diluted average common shares outstanding	1,715.0	1,708.7	1,708.3	1,721.2	1,712.6	1,693.9	1,690.6	1,694.1

Average Balances, Yields and Rates Paid (Taxable-Equivalent Basis) — Quarterly (1)(2) (Unaudited)

(in millions)						
	Quarter ended December 31,					
	2004			2003		
	Average balance	**Yields/ rates**	**Interest income/ expense**	Average balance	Yields/ rates	Interest income/ expense
EARNING ASSETS						
Federal funds sold, securities purchased under resale agreements and other short-term investments	$ 4,967	2.01%	$ 26	$ 3,217	.99%	$ 8
Trading assets	5,040	2.73	34	6,936	2.72	48
Debt securities available for sale (3):						
Securities of U.S. Treasury and federal agencies	1,101	3.72	10	1,278	4.39	14
Securities of U.S. states and political subdivisions	3,624	8.31	71	3,141	8.02	60
Mortgage-backed securities:						
Federal agencies	21,916	6.08	321	21,149	6.25	318
Private collateralized mortgage obligations	3,787	5.35	49	2,014	5.53	27
Total mortgage-backed securities	25,703	5.97	370	23,163	6.19	345
Other debt securities (4)	3,246	7.91	59	3,478	7.69	60
Total debt securities available for sale (4)	33,674	6.32	510	31,060	6.46	479
Mortgages held for sale (3)	32,373	5.48	443	41,055	5.36	551
Loans held for sale (3)	8,536	4.05	87	7,373	3.22	60
Loans:						
Commercial and commercial real estate:						
Commercial	51,896	5.93	774	47,674	5.93	712
Other real estate mortgage	29,412	5.67	419	26,691	5.25	353
Real estate construction	9,246	5.80	135	8,151	4.96	102
Lease financing	5,109	5.84	75	4,508	6.13	69
Total commercial and commercial real estate	95,663	5.84	1,403	87,024	5.64	1,236
Consumer:						
Real estate 1-4 family first mortgage	86,389	5.70	1,233	71,402	5.32	952
Real estate 1-4 family junior lien mortgage	50,909	5.54	709	35,152	5.28	467
Credit card	9,706	11.57	281	8,013	11.85	237
Other revolving credit and installment	34,475	8.99	779	31,975	8.91	716
Total consumer	181,479	6.59	3,002	146,542	6.45	2,372
Foreign	4,025	14.00	141	2,420	17.74	107
Total loans (5)	281,167	6.44	4,546	235,986	6.27	3,715
Other	1,698	4.19	17	1,715	4.31	18
Total earning assets	$367,455	6.16	5,663	$327,342	5.96	4,879
FUNDING SOURCES						
Deposits:						
Interest-bearing checking	$ 3,244	.68	5	$ 2,744	.21	1
Market rate and other savings	125,350	.83	262	112,392	.61	172
Savings certificates	18,697	2.32	108	19,949	2.31	116
Other time deposits	30,460	1.98	152	26,382	1.10	73
Deposits in foreign offices	10,026	1.95	49	5,992	.99	15
Total interest-bearing deposits	187,777	1.22	576	167,459	.89	377
Short-term borrowings	26,315	1.90	126	28,367	.95	68
Long-term debt	70,646	2.70	477	58,814	2.27	335
Guaranteed preferred beneficial interests in Company's subordinated debentures (6)	—	—	—	3,591	3.60	32
Total interest-bearing liabilities	284,738	1.65	1,179	258,231	1.25	812
Portion of noninterest-bearing funding sources	82,717	—	—	69,111	—	—
Total funding sources	$367,455	1.28	1,179	$327,342	.99	812
Net interest margin and net interest income on a taxable-equivalent basis (7)		4.88%	$4,484		4.97%	$4,067
NONINTEREST-EARNING ASSETS						
Cash and due from banks	$ 13,366			$ 13,083		
Goodwill	10,436			10,209		
Other	34,002			34,110		
Total noninterest-earning assets	$ 57,804			$ 57,402		
NONINTEREST-BEARING FUNDING SOURCES						
Deposits	$ 82,958			$ 74,941		
Other liabilities	20,336			18,000		
Stockholders' equity	37,227			33,572		
Noninterest-bearing funding sources used to fund earning assets	(82,717)			(69,111)		
Net noninterest-bearing funding sources	$ 57,804			$ 57,402		
TOTAL ASSETS	$425,259			$384,744		

(1) Our average prime rate was 4.94% and 4.00% for the quarters ended December 31, 2004 and 2003, respectively. The average three-month London Interbank Offered Rate (LIBOR) was 2.30% and 1.17% for the same quarters, respectively.
(2) Interest rates and amounts include the effects of hedge and risk management activities associated with the respective asset and liability categories.
(3) Yields are based on amortized cost balances computed on a settlement date basis.
(4) Includes certain preferred securities.
(5) Nonaccrual loans and related income are included in their respective loan categories.
(6) At December 31, 2003, upon adoption of FIN 46 (revised December 2003), *Consolidation of Variable Interest Entities* (FIN 46R), these balances were reflected in long-term debt. See Note 13 (Guaranteed Preferred Beneficial Interests in Company's Subordinated Debentures) to Financial Statements for more information.
(7) Includes taxable-equivalent adjustments primarily related to tax-exempt income on certain loans and securities. The federal statutory tax rate was 35% for both quarters presented.

Glossary

Collateralized debt obligations: Securitized corporate debt.

Core deposits: Deposits acquired in a bank's natural market area, counted as a stable source of funds for lending. These deposits generally have a predictable cost and customer loyalty.

Core deposit intangibles: The present value of the difference in cost of funding provided by core deposit balances compared with alternative funding with similar terms assigned to acquired core deposit balances by a buyer.

Cost method of accounting: Investment in the subsidiary is carried at cost, and the parent company accounts for the subsidiary's operations only to the extent that the subsidiary declares dividends. Generally used if investment ownership is less than 20%.

Derivatives: Financial contracts whose value is derived from publicly traded securities, interest rates, currency exchange rates or market indices. Derivatives cover a wide assortment of financial contracts, including forward contracts, futures, options and swaps.

Effectiveness/ineffectiveness (of derivatives): Effectiveness is the gain or loss on a hedging instrument that exactly offsets the loss or gain on the hedged item. Any difference would be the effect of hedge ineffectiveness, which is recognized currently in earnings.

Equity method of accounting: Investment in the subsidiary is originally recorded at cost, and the value of the investment is increased or decreased based on the investor's proportional share of the change in the subsidiary's net worth. Generally used if investment ownership is 20% or more but less than 50%.

Federal Reserve Board (FRB): The Board of Governors of the Federal Reserve System, charged with supervising and regulating bank holding companies, including financial holding companies.

Futures and forward contracts: Contracts in which the buyer agrees to purchase and the seller agrees to deliver a specific financial instrument at a predetermined price or yield. May be settled either in cash or by delivery of the underlying financial instrument.

GAAP (Generally accepted accounting principles): Accounting rules and conventions defining acceptable practices in recording transactions and preparing financial statements. U.S. GAAP is primarily determined by the Financial Accounting Standards Board (FASB).

Hedge: Financial technique to offset the risk of loss from price fluctuations in the market by offsetting the risk in another transaction. The risk in one position counterbalances the risk in another transaction.

Interest rate floors and caps: Interest rate protection instruments where the seller pays the buyer an interest differential, which represents the difference between a short-term rate (e. g., three-month LIBOR) and an agreed-upon rate (the strike rate) applied to a notional principal amount.

Interest rate swap contracts: Primarily an asset/liability management strategy to reduce interest rate risk. Interest rate swap contracts are exchanges of interest rate payments, such as fixed-rate payments for floating-rate payments, based on notional principal amounts.

Mortgage servicing rights: The rights to service mortgage loans for others, which are acquired through purchases or kept after sales or securitizations of originated loans.

Net interest margin: The average yield on earning assets minus the average interest rate paid for deposits and debt.

Notional amount: A number of currency units, shares, or other units specified in a derivative contract.

Office of the Comptroller of the Currency (OCC): Part of the U.S. Treasury department and the primary regulator for banks with national charters.

Options: Contracts that grant the purchaser, for a premium payment, the right, but not the obligation, to either purchase or sell the associated financial instrument at a set price during a period or at a specified date in the future.

Other-than-temporary impairment: A write-down of certain assets recorded when a decline in the fair market value below the carrying value of the asset is considered not to be temporary. Applies to goodwill, mortgage servicing rights, other intangible assets, securities available for sale and nonmarketable equity securities. (See Note 1 – Summary of Significant Accounting Policies for impairment policies for specific categories of assets.)

Qualifying special-purpose entities (QSPE): A trust or other legal vehicle that meets certain conditions, including (1) that it is distinct from the transferor, (2) activities are limited, and (3) the types of assets it may hold and conditions under which it may dispose of noncash assets are limited. A QSPE is not consolidated on the balance sheet.

Securitize/securitization: The process and the result of pooling financial assets together and issuing liability and equity obligations backed by the resulting pool of assets to convert those assets into marketable securities.

Special-purpose entities (SPE): A legal entity, sometimes a trust or a limited partnership, created solely for the purpose of holding assets.

Taxable-equivalent basis: Basis of presentation of net interest income and the net interest margin adjusted to consistently reflect income from taxable and tax-exempt loans and securities based on a 35% marginal tax rate. The yield that a tax-free investment would provide to an investor if the tax-free yield was "grossed up" by the amount of taxes not paid.

Underlying: A specified interest rate, security price, commodity price, foreign exchange rate, index of prices or rates or other variable. An underlying may be the price or rate of an asset or liability, but is not the asset or liability itself.

Value at risk: The amount or percentage of value that is at risk of being lost from a change in prevailing interest rates.

Variable interest entity (VIE): An entity in which the equity investors (1) do not have a controlling financial interest, or (2) do not have sufficient equity at risk for the entity to finance its activities without subordinated financial support from other parties.

Yield curve (shape of the yield curve, flat yield curve): A graph showing the relationship between the yields on bonds of the same credit quality with different maturities. For example, a "normal", or "positive", yield curve exists when long-term bonds have higher yields than short-term bonds. A "flat" yield curve exists when yields are the same for short-term and long-term bonds. A "steep" yield curve exists when yields on long-term bonds are significantly higher than on short-term bonds.

+3,137%

Stock Price Growth Over 20 Years


$62.15 (12/04)
$1.92 (12/84)

+1,140%

Dividend Growth Over 20 Years


$1.86 (2004)
$.15 (1984)

Stock Listing

Wells Fargo & Company is listed and trades on the New York Stock Exchange and the Chicago Stock Exchange in the United States. Our trading symbol is WFC.

Stockholders

12/31/04: 1,694,591,637 common shares outstanding

Stock Purchase and Dividend Reinvestment

You can buy Wells Fargo stock directly from Wells Fargo, even if you're not a Wells Fargo stockholder, through optional cash payments or automatic monthly deductions from a bank account. You can also have your dividends reinvested automatically. It's a convenient, economical way to increase your Wells Fargo investment.

Call 1-877-840-0492 for an enrollment kit including a plan prospectus.

Form 10-K

The Company will send the Wells Fargo Annual Report on Form10-K for 2004 (including the financial statements filed with the Securities and Exchange Commission) without charge to any stockholder who asks for a copy in writing. Stockholders also can ask for copies of any exhibit to the Form 10-K. The Company will charge a fee to cover expenses to prepare and send any exhibits. Please send requests to: Corporate Secretary, Wells Fargo & Company, Wells Fargo Center, MAC N9305-173, Sixth and Marquette, Minneapolis, MN 55479.

Independent Registered Public Accounting Firm

KPMG LLP
55 Second Street
Suite 1400
San Francisco, CA 94105
415-963-5100

Contact Information

Investor Services
1-888-662-7865
investorrelations@wellsfargo.com

Stockholder Communications
Shareholder Services and Transfer Agent
Wells Fargo Shareowner Services
P.O. Box 64854
Saint Paul, MN 55164-0854
1-877-840-0492

Corporate Information

Annual Stockholders' Meeting
1:00 p.m., Tuesday, April 26, 2005
420 Montgomery Street, San Francisco, CA

Proxy statement and form of proxy will be mailed to stockholders beginning on or about March 17, 2005.

Headquarters
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

Online
wellsfargo.com

Reputation

Forbes

Among top 25 companies worldwide in composite ranking of sales, profit, assets and market cap.

Best managed company in banking.

Fortune

Among top 20 *Fortune* 500 companies in profit and market cap.

Global Finance

Best U.S. consumer internet bank, best for online bill payment and presentment, online credit, corporate/institutional website design in North America.

Moody's Investors Service

Only U.S. bank rated "Aaa," highest possible credit rating.

Smart Money

#2 U.S. full service investment broker

Watchfire GomezPro

#1 U.S. online internet bank



Anna Hsiung
Wells Fargo Services
San Francisco, California
Team member since: 2001

OUR VISION:

Satisfy all our customers' financial needs and help them succeed financially.

NUESTRA VISION:

Deseamos satisfacer todas las necesidades financieras de nuestros clientes y ayudarlos a tener éxito en el área financiera.

我們的目標：

滿足客戶在財務方面的所有需求，幫助他們在財務上發展成功。



***Linda Adler**, Private Client Services, Rapid City, South Dakota*
Team member since: 1980

***Are the days of company loyalty gone?** There's lots of opportunity for career growth with a successful, large, diverse, national company. Fifteen years ago, as a teller, Linda became the first team member in our history to be on the cover of our Annual Report. She's still growing with Wells Fargo today and helping satisfy all her customers' financial needs.*

Well done, Linda!

Wells Fargo & Company
420 Montgomery Street
San Francisco, California 94163
1-800-411-4932
www.wellsfargo.com